UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

4931
(Primary Standard Industrial Classification Code Number)

90-0181035
(I.R.S. Employer Identification No.)

2071 Ringwood Ave. Unit C
San Jose, CA  95131
 (408) 402-9400
(Address and telephone number of principal executive offices)

2071 Ringwood Ave. Unit C
San Jose, CA  95131
(Address of principal place of business or intended principal place of business)

Copy to:

Leslie Marlow, Esq.
Hank Gracin, Esq.
Gracin & Marlow, LLP
The Chrysler Building
405 Lexington Avenue, 26th Floor
New York, New York 10174
(212) 907-6457
(Name, address and telephone number of agent for service)

Approximate Date of Proposed Sale to the Public: From time to time after the date this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 424, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☑

 CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (1)	Amount of registration fee (3)
Common Stock, $.001 par value per share	35,000,000	$0.0243	$850,500	$110

(1) In accordance with Rule 416(a), the registrant is also registering hereunder an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.

(2) Estimated in accordance with Rule 457(c) of the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee based on the closing price of our common stock on January 21, 2014.

(3) Calculated under Section 6(b) of the Securities Act of 1933 as .0001288 of the aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS DECLARED EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED JANUARY     2014

PRELIMINARY PROSPECTUS

ANDALAY SOLAR, INC.

35,000,000 Shares of Common Stock

This prospectus relates to the offer and resale of up to 35,000,000 shares of our common stock, par value $0.001 per share, by the selling stockholder, Southridge Partners II LP, a Delaware limited partnership (“Southridge”).  All of  such shares represent shares that Southridge has agreed to purchase if put to it by us pursuant to the terms of the Equity Purchase Agreement we entered into with them on January 23, 2014, which superceded our prior Equity Purchase Agreement that we entered into on November 25, 2013, subject to the volume limitations and other limitations in the Equity Purchase Agreement.  Pursuant to the terms of the Equity Purchase Agreement we agreed to pay Southridge a commitment fee of 1,000,000 shares of our common stock (having a value of $27,800 based upon the closing price of our common stock on January 22, 2014 of which 500,000 shares of our common stock will be issued to Southridge on the date that the registration statement of which this prospectus forms a part is declared effective and the remaining 500,000 shares of common stock will be issued on the date that we deliver our first Draw Down Notice to Southridge.  None of the commitment fee shares are included in the 35,000,000 shares of common stock being registered under the registration statement of which this prospectus forms a part.  Subject to the terms and conditions of the Equity Purchase Agreement, which we refer to in this prospectus as the “Equity Purchase Agreement,” we have the right to “put,” or sell, up to $5,000,000 worth of shares of our common stock to Southridge.  This arrangement is sometimes referred to as an “Equity Line.”

For more information on the selling stockholder, please see the section of this prospectus entitled “Selling Security Holder” beginning on page 41.

We will not receive any proceeds from the resale of these shares of common stock offered by Southridge.  We will, however, receive proceeds from the sale of shares directly to Southridge pursuant to the Equity Line.  When we put an amount of shares to Southridge, the per share purchase price that Southridge will pay to us in respect of the put will be determined in accordance with the formula set forth in the Equity Purchase Agreement.  There will be no underwriter’s discounts or commissions so we will receive all of the proceeds of our sale to Southridge.

We may draw upon the Equity Line periodically during the Term (a “Draw Down”) by delivering to Southridge a written notice (a “Draw Down Notice”) requiring Southridge to purchase a dollar amount in shares of common stock (a “Draw Down Amount”). Southridge has committed to purchase up to $5,000,000 worth of shares of our common stock over a period of time terminating on the earlier of: (i) 18 months from the effective date of the registration statement filed in connection with the Equity Purchase Agreement; or (ii) the date on which Southridge has purchased shares of our common stock pursuant to the Equity Line for an aggregate maximum purchase price of $5,000,000.  In no event may the shares issuable pursuant to a Draw Down Notice, when aggregated with the shares then held by Southridge on the date of the Draw Down, exceed 9.99% of the Company’s outstanding common stock.

The purchase price per share of common stock purchased under the Equity Line will equal 90% of the lowest closing bid price during the Valuation Period (the “Purchase Price”). On the date that a Draw Down Notice is delivered to Southridge, we are required to deliver an estimated amount of shares to Southridge’s brokerage account equal to 125% of the Draw Down Amount indicated in the Draw Down Notice divided by the closing bid price of our common stock for the trading day immediately prior to the date of the Draw Down Notice (“Estimated Shares”). The Valuation Period will begin the first trading day after the Estimated Shares have been delivered to Southridge’s brokerage account and have been cleared for trading, and terminates ten days thereafter. At the end of the Valuation Period, if the number of Estimated Shares delivered to Southridge is greater than the shares issuable pursuant to a Draw Down, then Southridge is required to return to us the difference between the Estimated Shares and the actual number of shares issuable pursuant to the Draw Down. If the number of Estimated Shares is less than the shares issuable under the Draw Down, then we are required to issue additional shares to Southridge equal to the difference; provided that the number of shares to be purchased by Southridge may not exceed the number of such shares that, when added to the number of shares of our common stock then beneficially owned by Southridge, would exceed 9.99% of the outstanding number of shares of our common stock.

We will specify in each Draw Down Notice a minimum threshold market price under which no shares may be sold (the “Floor Price”). The Floor Price shall not be less than 80% of the average of the closing trade prices for the ten (10) trading days ending immediately prior to delivery of the Draw Down Notice.  In the event that during a Valuation Period, the closing bid price on any trading day is below the Floor Price (the “Low Bid Price”), Southridge is under no obligation to purchase and we are under no obligation to sell 1/10th of the Draw Down Amount for each such trading day, and the Draw Down Amount will be adjusted accordingly.  In the event that during a Valuation Period there exists a Low Bid Price for any three trading days then our obligation to sell and Southridge’s obligation to purchase  the Draw Down Amount under a Draw Down Notice will terminate on such third trading day (the “Termination Date”) and the Draw Down Amount shall be adjusted to include only 1/10 th of the initial Draw Down Amount for each day during the Valuation Period prior to the Termination Date that the bid price equals or exceed the Low Bid Price.

Southridge may sell any shares offered under this prospectus at prevailing market prices or privately negotiated prices.  Southridge is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), in connection with the resale of our common stock under the Equity Line.  For more information, please see the section of this prospectus titled “Plan of Distribution” beginning on page 16.

Our common stock became eligible for trading on the OTCQB on September 6, 2012.  Our common stock is quoted on the OTCQB under the symbol “WEST”. The closing price of our stock on January 22, 2014, was $0.0243.

You should understand the risks associated with investing in our common stock. Before making an investment, read the “Risk Factors,” which begin on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 24, 2014

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that which is contained in this prospectus. This prospectus may be used only where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of securities.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus; it does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus before making an investment decision.

Throughout this prospectus, the terms the “Company,” “Andalay Solar,”“we,” “us,” “our,” and “our company” refer to Andalay Solar, Inc., a Delaware corporation.

Company Overview

We are a designer and manufacturer of solar power systems and solar panels with integrated microinverters (which we call AC solar panels). We design, market and sell these solar power systems to solar installers, trade workers and do-it-yourself customers in the United States and Canada through distribution partnerships, our dealer network and retail outlets. Our products are designed for use in solar power systems for residential and commercial rooftop customers. Prior to September 2010, we were also in the solar power installation business.

In September 2007, we introduced our “plug and play” solar panel technology (under the brand name “Andalay”), which we believe significantly reduces the installation time and costs, and provides superior reliability and aesthetics, when compared to other solar panel mounting products and technology. Our panel technology offers the following features: (i) mounts closer to the roof with less space in between panels; (ii) no unsightly racks underneath or beside panels; (iii) built-in wiring connections; (iv) approximately 70% fewer roof-assembled parts and approximately 50% less roof-top labor required; (v) approximately 25% fewer roof attachment points; (vi) complete compliance with the National Electric Code and UL wiring and grounding requirements. We have five U.S. patents (Patent No. 7,406,800, Patent No. 7,832,157, Patent No. 7,866,098, Patent No. 7,987,614 and Patent No. 8,505,248) that cover key aspects of our Andalay solar panel technology, as well as U.S. Trademark No. 3481373 for registration of the mark “Andalay.” In addition to these U.S. patents, we have 9 foreign patents. Currently, we have 14 issued patents and 15 other pending U.S. and foreign patent applications that cover the Andalay technology working their way through the USPTO and foreign patent offices.

In February 2009, we announced a strategic relationship with Enphase, a leading manufacturer of microinverters, to develop and market solar panel systems with ordinary AC house current output instead of high voltage DC output. We introduced Andalay AC panel products and began offering them to our customers in the second quarter of 2009. Andalay AC panels cost less to install, are safer, and generally provide higher energy output than ordinary DC panels. Andalay AC panels deliver 5-25% more energy compared to ordinary panels, produce safe household AC power, and have built-in panel level monitoring, racking, wiring, grounding and microinverters. With 80% fewer parts and 5 – 25% better performance than ordinary DC panels, we believe Andalay AC panels are an ideal solution for solar installers, trade workers and do-it-yourself customers.

On May 30, 2013, we entered into a supply agreement for assembly of our proprietary modules with Environmental Engineering Group Pty Ltd (“EEG”), an assembler of polycrystalline modules located in Australia.  In August 2013, we began receiving product from EEG and began shipping product to customers during the third calendar quarter of this year. We anticipate increased shipments to customers during the fourth quarter of 2013. In September 2013, we entered into a second supply agreement for assembly of our proprietary modules with Tianwei New Energy Co, Ltd. (“Tianwei”), a panel supplier located in China. We anticipate receiving initial shipments from this new supplier in January 2014.

We were incorporated in February 2001 as Akeena Solar, Inc. in the State of California and elected at that time to be taxed as an S corporation. During June 2006, we reincorporated in the State of Delaware and became a C corporation. On August 11, 2006, we entered into a reverse merger transaction with Fairview Energy Corporation, Inc. (“Fairview”). Pursuant to the merger, our stockholders received one share of Fairview common stock for each issued and outstanding share of our common stock. Our common shares were also adjusted from $0.01 par value to $0.001 par value at the time of the merger. On May 17, 2010, we entered into an exclusive worldwide license agreement with Westinghouse, Inc, which permitted us to manufacture, distribute and market solar panels under the Westinghouse name and in connection therewith, on April 6, 2011, we changed our name to Westinghouse Solar, Inc. On August 23, 2013, the license agreement with Westinghouse, Inc. was terminated and on September 19, 2013, we changed our name to our current name, Andalay Solar, Inc.

Our principal executive offices are located at 2071 Ringwood Ave. Unit C, San Jose, CA  95131 and our telephone number is (408) 402-9400.  Additional information about our company is available on our website at http://www.andalaysolar.com.  The information on our website is not incorporated herein by reference.

The Offering

Common stock that may be offered by selling stockholder	35,000,000 shares

Common stock currently outstanding	117,873,138 shares

Total proceeds raised by offering
We will not receive any proceeds from the resale or other disposition of the shares covered by this prospectus by the selling shareholder. We will receive proceeds from the sale of shares to Southridge. Southridge has committed to purchase up to $5,000,000 worth of shares of our common stock over a period of time terminating on the earlier of: (i) 18 months from the effective date of the registration statement filed in connection with the Equity Purchase Agreement; or (ii) the date on which Southridge has purchased shares of our common stock pursuant to the Equity Purchase Agreement (the “Equity Line”) for an aggregate maximum purchase price of $5,000,000.  The purchase price to be paid by Southridge will be 90% of the lowest closing bid price during the Valuation Period.  On the date of the Draw Down Notice is delivered to Southridge, we are required to deliver an estimated amount of shares to Southridge’s brokerage account equal to 125% of the Draw Down Amount indicated in the Draw Down Notice divided by the closing bid price of the trading day immediately prior to the date of the Draw Down Notice (“Estimated Shares”).  The Valuation Period begins on the first trading day after the Estimated Shares have been delivered to Southridge’s brokerage account and have been cleared for trading and terminates on the tenth day thereafter.  At the end of the Valuation Period, if the number of Estimated Shares delivered to Southridge is greater than the shares issuable pursuant to a Draw Down, then Southridge is required to return to us the difference between the Estimated Shares and the actual number of shares issuable pursuant to the Draw Down.  If the number of Estimated Shares is less than the shares issuable under the Draw Down, then we are required to issue additional shares to Southridge equal to the difference; provided that the number of shares to be purchased by Southridge may not exceed the number of shares that, when added to the number of shares of our common stock then beneficially owned by Southridge, would exceed 9.99% of our shares of common stock outstanding.

Risk Factors	There are significant risks involved in investing in our company. For a discussion of risk factors you should consider before buying our common stock, see “Risk Factors” beginning on page 3.

RISK FACTORS

Investing in our common stock involves a high degree of risk, and you should be able to bear the complete loss of your investment. You should carefully consider the risks described below, the other information in this prospectus when evaluating our company and our business. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline and investors could lose all or a part of the money paid to buy our common stock.

RISKS RELATING TO OUR BUSINESS

We will need additional capital in the future to fund our business, and financing may not be available.

We expect our currently available capital resources and cash flows from operations to be insufficient to meet our working capital and capital expenditure requirements. Our cash requirements will depend on numerous factors, including the amount of our sales, the timing and levels of products purchased, pricing, payment terms and credit limits from manufacturers, the availability and terms of asset-based credit facilities, the timing and level of our accounts receivable collections, and our ability to manage our business towards profitability.

We expect to need to raise additional funds through public or private debt or equity financings or enter into new asset-based or other credit facilities, but such financings will likely dilute our stockholders. Although we have recently entered into a loan and security agreement with Alpha Capital Anstalt (the “Lender”) and Collateral Services, LLC for the Lender’s provision of financing for one year, against our accounts receivable and inventory, the loans to be made by the Lender are discretionary, they are based upon our accounts receivable and inventory and we must comply with certain conditions in order to obtain funding and therefore, there can be no assurance that such loans will be made.  The Equity Purchase Agreement that we entered into with Southridge also contains conditions that must be met prior to funding and therefore there can be no assurance that such conditions will be met when funding is needed. We cannot assure you that any additional financing that we may need will be available on terms favorable to us, or at all. Our loss of S-3 eligibility in September 2012 due to our Nasdaq delisting and limited availability of authorized and unissued common stock may make it more difficult to raise such funds. In addition, on July 19, 2013 we announced the termination of the agreement and plan of merger which contemplated a merger in which CBD Energy Limited (“CBD”) would become our parent company. This event may diminish our access to additional financing. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of business opportunities, develop new products or otherwise respond to competitive pressures. In any such case, our business, operating results or financial condition could be materially adversely affected.

If we default on our secured loan with the Lender, we could lose all of our assets

Our loan and security agreement with the Lender and Collateral Services, LLC is secured by all of our assets. The agreement contains both affirmative and negative covenants, including covenants regarding incurrence of indebtedness, liens, mergers and acquisitions, subject to materiality and other qualifications and exceptions customary for a credit facility of this size and type. Our obligations under the agreement may be accelerated upon the occurrence of an event of default in accordance with the terms of the Agreement, which includes customary events of default, including payment defaults, the inaccuracy of representations or warranties, cross-defaults related to material indebtedness, bankruptcy and insolvency related defaults, defaults relating to certain other matters, and loss of perfected lien status.  If we fail to comply with these covenants or if we fail to make certain payments under the secured loans when due, the Lender could declare our loans in default.  If we default on the loan, the Lender has the right to seize our assets that secure the loan, which would force us to suspend all operations.

We have a history of losses and there can be no assurance that we will generate or sustain positive earnings.

For the years ended December 31, 2012 and December 31, 2011, we had a net loss of ($8,622,393) and ($4,631,621), respectively, and for the nine months ended September 30, 2013 and September 30, 2012, we had a net loss of ($2,235,799) and ($7,286,454), respectively.  We cannot be certain that our business strategy will ever be successful. Our likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with any emerging business operations. If we fail to address any of these risks or difficulties adequately, our business will likely suffer. Future revenues and profits, if any, will depend upon various factors, including the success, if any, of our expansion plans, marketability of our instruments and services, our ability to maintain favorable relations with manufacturers and customers, and general economic conditions. There is no assurance that we can operate profitably or that we will successfully implement our plans. There can be no assurance that we will ever generate positive earnings.

Our financial statements had been prepared assuming that we will continue as a going concern.

Our significant operating losses, negative cash flow from operations, and challenges in rapidly securing alternative sources of supply for solar panels, raise substantial uncertainty about our ability to continue as a going concern. The consolidated financial statements for the three and nine months ended September 30, 2013 and years ended December 31, 2012 and 2011 do not include any adjustments that might result from the outcome of this uncertainty, and contemplate the realization of assets and the settlement of liabilities and commitments in the normal course of business. The report of our independent registered public accounting firm for the years ended December 31, 2012 and 2011 included an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern in their audit report included herein. If we cannot generate the required revenues and gross margin to achieve profitability or obtain additional capital on acceptable terms, we will need to substantially revise our business plan or cease operations and an investor could suffer the loss of a significant portion or all of his investment in our company.  As a result of our delisting from the Nasdaq Capital Market in September 2012, we are no longer eligible to file new registration statements on Form S-3, which may make it more costly and more difficult for us to obtain additional equity financing.  We currently anticipate that we will retain all of our earnings, if any, for development of our business and do not anticipate paying any cash dividends on common stock in the foreseeable future.

We are dependent upon our solar panel suppliers for regular shipments of products; however we have not been timely in payment to them in recent periods, which has resulted in disruption in our supply of products. If we do not quickly establish replacement sources of supply, our operations will be further adversely affected.

Historically, we obtained virtually all of our solar panels from Suntech and Lightway. During 2012, because of our cash position and liquidity constraints, we were late in making payments to both of these suppliers. On March 30, 2012, pursuant to our Supply Agreement with Lightway, we issued 1,900,000 shares of our common stock to Lightway in partial payment of our past due account payable to them. At the time of issuance, the shares were valued at $1,045,000. On May 1, 2012, Suntech filed a complaint for breach of contract, goods sold and delivered, account stated and open account against us in the Superior Court of the State of California, County of San Francisco. Suntech alleged that it delivered products and did not receive full payment from us. On July 31, 2012, we and Suntech entered into a settlement of this dispute. Because of our inability to make scheduled settlement payments, on March 15, 2013, Suntech entered a judgment against us in the amount of $946,438. As of September 30, 2013, Suntech has not sought to enforce its judgment. As of September 30, 2013, we have included in our Condensed Consolidated Balance Sheets a balance due to Suntech America of $946,438. We currently have no unshipped orders from Suntech or Lightway.

In May 2013, we entered into a new supply agreement for assembly of our proprietary modules with Environmental Engineering Group Pty Ltd (“EEG”), an assembler of polycrystalline modules located in Australia. In August 2013, we began receiving product from EEG and began shipping product to customers during the third calendar quarter of this year. We anticipate increased shipments to customers during the fourth quarter of 2013. We have remaining panel inventory on hand as of September 30, 2013 and anticipate receiving a final shipment of product in November 2013, fulfilling our purchase order with EEG. In September 2013, we entered into a second supply agreement for assembly of our proprietary modules with Tianwei New Energy Co, Ltd., a panel supplier located in China. We anticipate beginning to receive product from this new supplier beginning in January 2014. Although we believe we can find alternative suppliers for solar panels manufactured to our specifications, our operations would be disrupted unless we are able to rapidly secure alternative sources of supply, our inventory and revenue could diminish significantly, causing disruption to our operations.

We are dependent upon our key suppliers for the components used in our systems and we must arrange for cost competitive manufacturing of our proprietary solar panels in order to grow our business; our suppliers are dependent upon the continued availability and pricing of silicon and other raw materials used in solar modules.

Historically, we obtained virtually all of our solar panels from Suntech and Lightway. During 2012, because of our cash position and liquidity constraints, we were late in making payments to both of these suppliers. We currently have no unshipped orders from Suntech or Lightway. In May 2013, we entered into a new supply agreement for assembly of our proprietary modules with Environmental Engineering Group Pty Ltd (“EEG”), an assembler of polycrystalline modules located in Australia. In August 2013, we began receiving product from EEG and began shipping product to customers during the third calendar quarter of this year. We anticipate increased shipments to customers during the fourth quarter of 2013. We have remaining panel inventory on hand as of September 30, 2013 and anticipate receiving a final shipment of product in November 2013, fulfilling our purchase order with EEG. In September 2013, we entered into a second supply agreement for assembly of our proprietary modules with Tianwei New Energy Co, Ltd., a panel supplier located in China. We anticipate beginning to receive product from this new supplier beginning in January 2014.

It is critical to the growth of our revenue that our products be high quality while offered at competitive pricing. We believe that we will need to reduce the unit production cost of our products over time to obtain and maintain our ability to offer competitively priced products. Our ability to achieve cost reductions will depend on our ability to maintain favorable supplier contracts and to increase sales volumes so we can achieve economies of scale. We cannot provide assurance that we will be able to achieve any such production cost reductions. If we fail to negotiate better terms and maintain our relationships with our current suppliers or develop new supplier relationships, we may not achieve production cost reductions necessary to competitively price our products, which could adversely affect or limit our sales and growth.

We are currently subject to market prices for the components that we purchase, which are subject to fluctuation beyond our control. An increase in the price of components used in our systems could result in an increase in costs to our customers and could have a material adverse effect on our revenues and demand for our products.

Interruptions in our ability to procure needed components for our systems, whether due to discontinuance by our suppliers, delays or failures in delivery, shortages caused by inadequate production capacity or unavailability, financial failure, manufacturing quality, or for other reasons, would adversely affect or limit our sales and growth. There is no assurance that we will continue to find qualified manufacturers on acceptable terms and, if we do, there can be no assurance that product quality will continue to be acceptable, which could lead to a loss of sales and revenues.

The U.S. Government imposed tariffs on solar panels manufactured in China causing the prices we pay for solar panels to increase. This could cause customer demand for our products to decrease.

A group of solar panel manufacturers with domestic U.S. production facilities requested the U.S. Government to impose tariffs on the import of solar panels manufactured in China, based on allegations of unfair competition and of subsidization of prices for Chinese-made solar panels by the Chinese Government. In March 2012, the United States Commerce Department issued a preliminary decision imposing tariffs between 2.9% and 4.73%. In May 2012, a further decision by the Commerce Department was issued providing for a provisional tariff averaging 31% on 61 Chinese manufacturers caused by “dumping” solar panels into the U.S. market at prices below their actual cost. On October 11, the Commerce Department announced its final decision on these tariffs affirming its preliminary findings that modules containing cells of Chinese origin are subject to anti-dumping and countervailing duties (AD/CVD) when imported into the United States. The AD rates to be applied at the border range from 7.78% to 21.19% for participating respondents and up to 239.42% for non-participants. The CVD rates range from 14.78 to 15.97%. The AD and CVD rates will be applied collectively. The final step in the proceedings occurred on November 7, 2012, when the International Trade Commission (ITC) rendered a final affirmative injury determination concluding that the subject Chinese imports caused injury to U.S. manufacturers of crystalline-silicon solar cells and modules. The ITC also decided that the AD and CVD duties should not apply retroactively and rendered a negative "critical circumstances" determination. Thus, the effective dates were March 26, 2012 for CVD duties and May 25, 2012 for AD duties. Given the large current market share of solar panels manufactured in China, the imposition of these tariffs will have had far reaching, industry-wide effects, and have been disruptive to many established supply relationships. In fact, the imposition of these tariffs have caused prices for solar power systems in the United States to increase and resulted in reduced market demand for the purchase of solar power systems.

Our historical solar panel suppliers, Suntech and Lightway, both manufactured panels for us in China. As a result, aggregate AD and CVD duties of 30.66% (for Lightway) and 35.97% (for Suntech) were imposed on our purchases. The resulting increase in our product prices harmed our competitive position in selling our products, and adversely affected our results of operations. Our new supply agreements with EEG and Tianwei provides for solar modules made with Taiwan cells and therefore are not subject to punitive Chinese tariffs.

We have experienced significant customer concentration in recent periods, and our revenue levels could be adversely affected if any significant customer fails to purchase products from us at anticipated levels.

The relative magnitude and the mix of revenue from our largest customers have varied significantly quarter to quarter, but have been concentrated on a small number of large customers. During the last two years, two customers have accounted for a significant portion of our revenues: Lennox International Inc. (Lennox), a global leader in the heating and air conditioning markets and Lennar Corporation (Lennar), a leading national homebuilder. Through June 30, 2013, Lennar had historically only ordered solar power systems from us for installation on 234 new homes, which was below their 600 home order commitment volume. No further orders have been received from Lennar since April 25, 2012. On December 28, 2012, we filed a complaint against Lennar in the United States District Court for the Southern District of Florida stating claims for breach of contract under a supply agreement with us.   On May 21, 2013, we entered into a final and comprehensive settlement of this legal dispute with Lennar. Terms of the settlement are confidential per the parties' settlement agreement. The volume of orders from key customers is difficult to predict. Fluctuations in order levels from significant customers could cause our revenue levels to correspondingly fluctuate, and the failure by any significant customer to maintain anticipated order levels could cause our revenue to fall short of expectations and adversely affect our results of operations.

We may fail to realize some or all of the anticipated benefits of our shift to a design and manufacturing business model in California and throughout North America, which may adversely affect the value of our common stock.

The success of our exit from the solar system installation business in California in September 2010, and our shift to focus exclusively on a design and manufacturing business model will depend, in large part, on our ability to successfully expand our distribution channels to include authorized dealers in California, as well as elsewhere in North America, and to accelerate the growth of our design and manufacturing business. California is the largest state in the country for solar products, accounting for approximately 50 percent of the U.S. market. Therefore, we continue to pursue developing distribution channel partners in California and North America.

If we are not able to achieve the expansion of our design and manufacturing business and meet our revenue growth and cost reduction objectives within the anticipated time frame, or at all, the anticipated benefits and cost savings of our change in strategic focus and our restructuring may not be realized or may take longer to realize than expected, and the value of our common stock may be adversely affected.

Specifically, risks in the operations of our business in order to realize the anticipated benefits of the change to a design and manufacturing business model include, among other things:

failure to arrange for cost competitive manufacturing of our proprietary solar panels;
failure to find and develop distribution relationships with new channel partners, particularly in California and the North America market;
failure to successfully manage existing distribution relationships;
failure to effectively coordinate sales and marketing efforts to communicate the capabilities of our company;
unpredictability and delays in the timing of projected distribution orders, and resulting accumulation of excess product inventory;
failure to focus and develop our distribution product and service offerings quickly and effectively;
failure to successfully develop new products and services on a timely basis that address the market opportunities; and
unexpected revenue attrition or delays.

In addition, the shift in our business model may result in additional or unforeseen expenses, and the anticipated cost reduction benefits may not be realized.

We are exposed to risks associated with the weak global economy, which increase the uncertainty of project financing for solar installations and the risk of non-payment from customers.

The continuing tight credit markets and weak global economy are contributing to an ongoing slowdown in the solar industry, which may worsen if these economic conditions are prolonged or deteriorate further. The market for installation of solar power systems depends largely on commercial and consumer capital spending. Economic uncertainty exacerbates negative trends in these areas of spending, and may cause customers to push out, cancel, or refrain from placing orders, which may reduce our net sales. Difficulties in obtaining capital and adverse market conditions may also lead to the inability of some customers to obtain affordable financing, including traditional project financing and tax-incentive based financing and home equity based financing, resulting in lower sales to potential customers with liquidity issues, and may lead to an increase of incidents where our customers are unwilling or unable to pay for systems they purchase, and additional bad debt expense for us. Further, these conditions and uncertainty about future economic conditions make it challenging for us to obtain equity and debt financing to meet our working capital requirements to support our business, forecast our operating results, make business decisions, and identify the risks that may affect our business, financial condition and results of operations. If we are unable to timely and appropriately adapt to changes resulting from the difficult macroeconomic environment, our business, financial condition or results of operations may be materially and adversely affected.

Our technology may encounter unexpected problems or may not be protectable, which could adversely affect our business and results of operations.

Our technology is relatively new and has not been tested in installation settings for a sufficient period of time to prove its long-term effectiveness and benefits. Problems may occur with products or their underlying components that are unexpected and could have a material adverse effect on our business or results of operations. We have been issued several U.S. and foreign patents that cover our Andalay solar panel technology. We have several other pending patent applications covering Andalay technology. Ultimately, we may not be able to realize the benefits from any patent that is issued.

Because our industry is highly competitive and has low barriers to entry, we may lose market share to larger companies that are better equipped to weather a decline in market conditions due to increased competition.

Our industry is highly competitive and fragmented, is subject to rapid change and has low barriers to entry. Competition in the solar power services industry may increase in the future, partly due to low barriers to entry, as well as from other alternative energy sources now in existence or developed in the future. Increased competition could result in price reductions, reduced margins or loss of market share and greater competition for qualified technical personnel. There can be no assurance that we will be able to compete successfully against current and future competitors. If we are unable to compete effectively, or if competition results in a deterioration of market conditions, our business and results of operations would be adversely affected.

Our profitability depends, in part, on our success and brand recognition and we could lose our competitive advantage if we are not able to protect our trademarks and patents against infringement, and any related litigation could be time-consuming and costly.

On August 23, 2013, we received formal notice of termination of our license agreement with Westinghouse Electric Corporation due to the non-payment of past due license fees. To date, we owe Westinghouse $1,020,856.  Due to our limited resources, it is unlikely that payment will be made for past due license fees any time in the near future. While the Westinghouse trademark is an important, world-wide recognized brand, we believe the most important competitive factors relating to our products are their effectiveness, efficiency and consumer cost, i.e., price point, and ultimately to the extent the cost of the Westinghouse license becomes prohibitive, it negatively impacts our cost of goods. However, we do not have the ability to accurately estimate the true impact of the loss of the use of such trademark.   We have registered the “Andalay” trademark with the United States Patent and Trademark Office related to our panel technology. Use of our trademarks or similar trademarks by competitors in geographic areas in which we have not yet operated could adversely affect our ability to use or gain protection for our brand in those markets, which could weaken our brand and harm our business and competitive position. In addition, any litigation relating to protecting our trademarks and patents against infringement could be time consuming and costly.

We may have warranty obligations to Real Goods Solar, Inc. that could adversely affect our results of operations.

In connection with our exit from the solar system installation business in California, Real Goods Solar, Inc. (Real Goods) agreed to undertake primary, “first responder” responsibility for future warranty service obligations relating to the approximately 800 installations for SunRun that we have previously completed (the “Andalay Installations”). We retain secondary warranty responsibility on the Andalay Installations, in the event that Real Goods fails to perform the warranty. We will reimburse Real Goods for actual warranty service work completed by Real Goods related to these “first responder” installations. Other than solar panels and inverters that are covered under the manufacturer warranty, we provided our customers for Andalay Installations a 5-year or a 10-year warranty. We have accrued, and included within “Liabilities of Discontinued Operations” in our condensed consolidated balance sheets for September 30, 2013 and our consolidated balance sheets for December 31, 2012, a liability of approximately $1.0 million and $1.1 million, respectively, to cover these warranty obligations. That amount is intended to cover both the Andalay Installations and certain installation projects assigned to Real Goods. The terms of the Warranty Agreements provided that we establish an escrow account as a source of funds from which to satisfy our obligation to pay Real Goods for its fees and reimburse it for its expenses for warranty work performed by it pursuant to the Warranty Agreements which are not paid to Real Goods from the company directly. In March 2011, we entered into an Escrow Agreement with Real Goods and deposited $200,000 into an escrow fund. The amount is reflected in long-term assets of discontinued operations in our consolidated balance sheets. The escrow deposit will be released to us in the amount of $40,000, or one-fifth of the remaining escrow funds, per year after each of the fifth through the ninth anniversary of the escrow agreement. If Real Goods fails to perform under the assigned warranty coverage, or the actual warranty expenses exceed the amounts we have accrued, we could incur significant unexpected additional expenses, which would adversely affect our results of operations.

Impairment charges could reduce our results of operations.

In accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 350, Goodwill and Other Intangible Assets (ASC 350), we test intangible assets with indefinite useful lives for impairment on an annual basis, and on an interim basis if an event occurs that might reduce the fair value of the reporting unit below its carrying value. We also assess the fair value of our inventory and other tangible assets as of the end of each reporting period. During the year ended December 31, 2012, we recorded a $206,000 non-cash inventory write-down, which represented an adjustment to the carrying value of our older, smaller-format solar panels and older micro-inverter inventory to reflect the decline in market prices compared to our original cost, a $65,000 write-off of accumulated inventory overhead costs and a $112,000 non-cash inventory write-off of obsolete inventory. As a result of our exit from the installation business, during the year ended December 31, 2010, we impaired approximately $2.0 million for inventory, equipment and other assets no longer needed in our business. We may determine that further asset impairment charges are needed in the future. Although any such impairment charge would be a non-cash expense, further impairment of our tangible or intangible assets could materially increase our expenses and reduce our results of operations.

Our success depends on our key personnel, including our executive officers, and the loss of key personnel or the transition of key personnel, including our Chief Executive Officer, could disrupt our business.

Our success greatly depends on the continued contributions of our senior management and other key sales, marketing and operations personnel. These employees may voluntarily terminate their employment at any time. We may not be able to successfully retain existing personnel or identify, hire and integrate new personnel; and we do not have key person insurance policies in place for these employees. Since May 7, 2012, Margaret Randazzo, our Chief Financial Officer and a director, has acted as our Chief Executive Officer. We are currently conducting a search for a successor to Ms. Randazzo, who will be resigning as our Chief Executive Officer and Chief Financial Officer effective June 30, 2014. There can be no assurance that we will be able to find a suitable candidate to fill both roles or that there will be a smooth transition. Changes in our key positions can be disruptive and could have a material adverse effect on our operations and business.

If we are unable to attract, train and retain highly qualified personnel, the quality of our services may decline and we may not successfully execute our internal growth strategies.

Our success depends in large part upon our ability to continue to attract, train, motivate and retain highly skilled and experienced employees, including technical personnel. Qualified technical employees periodically are in great demand and may be unavailable in the time frame required to satisfy our customers’ requirements. While we currently have available technical expertise sufficient for the requirements of our business, expansion of our business could require us to employ additional highly skilled technical personnel. We expect competition for such personnel to increase as the market for solar power systems expands.

There can be no assurance that we will be able to attract and retain sufficient numbers of highly skilled technical employees in the future including a successor CEO or CFO. The loss of personnel or our inability to hire or retain sufficient personnel at competitive rates of compensation could impair our ability to secure and complete customer engagements and could harm our business.

Unexpected warranty expenses or service claims could reduce our profits.

We maintain a warranty reserve on our balance sheet for potential warranty or service claims that could occur in the future. This reserve is adjusted based on our ongoing operating experience with equipment and installations. It is possible, perhaps due to bad supplier material or defective installations, that we would have actual expenses substantially in excess of the reserves we maintain. Our failure to accurately predict future warranty claims could result in unexpected profit volatility.

RISKS RELATING TO OUR INDUSTRY

We have experienced technological changes in our industry. New technologies may prove inappropriate and result in liability to us or may not gain market acceptance by our customers.

The solar power industry (and the alternative energy industry, in general) is subject to technological change. Our future success will depend on our ability to appropriately respond to changing technologies and changes in function of products and quality. If we adopt products and technologies that are not attractive to consumers, we may not be successful in capturing or retaining a significant share of our market. In addition, some new technologies are relatively untested and unperfected and may not perform as expected or as desired, in which event our adoption of such products or technologies may cause us to lose money.

A drop in the retail price of conventional energy or non-solar alternative energy sources may negatively impact our profitability.

We believe that an end customer’s decision to purchase or install solar power capabilities is primarily driven by the cost and return on investment resulting from solar power systems. Fluctuations in economic and market conditions that affect the prices of conventional and non-solar alternative energy sources, such as decreases in the prices of oil and other fossil fuels, could cause the demand for solar power systems to decline, which would have a negative impact on our profitability. Changes in utility electric rates or net metering policies could also have a negative effect on our business.

Existing regulations, and changes to such regulations, may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products and services.

New government regulations or utility policies pertaining to solar power systems are unpredictable and may result in significant additional expenses or delays and, as a result, could cause a significant reduction in demand for solar energy systems and our services. For example, there currently exist metering caps in certain jurisdictions which effectively limit the aggregate amount of power that may be sold by solar power generators into the power grid.

Our business depends on the availability of rebates, tax credits and other financial incentives; reduction, elimination or uncertainty of which would reduce the demand for our products and services.

Many states offer incentives to offset the cost of solar power systems. These systems can take many forms, including direct rebates, state tax credits, system performance payments and Renewable Energy Credits (RECs). Moreover, the federal government currently offers a 30% tax credit for the installation of solar power systems. Businesses may also elect to accelerate the depreciation on their system over five years. Uncertainty about the introduction of, reduction in or elimination of such incentives or delays or interruptions in the implementation of favorable federal or state laws could substantially increase the cost of our systems to our customers, resulting in significant reductions in demand for our services, which would negatively impact our sales.

If solar power technology is not suitable for widespread adoption or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our sales would decline and we would be unable to achieve or sustain profitability .

The market for solar power products is emerging and rapidly evolving, and its future success is uncertain. Many factors will influence the widespread adoption of solar power technology and demand for solar power products, including:

•	cost effectiveness of solar power technologies as compared with conventional and non-solar alternative energy technologies;
•	performance and reliability of solar power products as compared with conventional and non-solar alternative energy products;
•	capital expenditures by customers that tend to decrease if the U.S. economy slows; and
•	availability of government subsidies and incentives.

If solar power technology proves unsuitable for widespread commercial deployment or if demand for solar power products fails to develop sufficiently, we would be unable to generate enough revenue to achieve and sustain profitability. In addition, demand for solar power products in the markets and geographic regions we target may not develop or may develop more slowly than we anticipate.

RISKS RELATING TO OUR COMMON STOCK

We were delisted from the Nasdaq Capital Market and there is a limited trading volume for our common stock on the OTCQB.

In September 2012, our common stock was delisted from the Nasdaq Capital Market. Our common stock, which currently trades on the OTCQB, does not have substantial trading volume. As a result, relatively small trades of our common stock may have a significant impact on the price of our common stock and, therefore, may contribute to the price volatility of our common stock.  Because of the limited trading volume in our common stock and the price volatility of our common stock, you may be unable to sell your shares of common stock when you desire or at the price you desire. The inability to sell your shares in a declining market because of such illiquidity or at a price you desire may substantially increase your risk of loss.

In addition, the delisting of our common stock from the Nasdaq Capital Market could materially adversely affect our ability to raise capital on terms acceptable to us or at all and could adversely affect institutional investor interest.

On February 17, 2011, we entered into a Securities Purchase Agreement with accredited investors, pursuant to which we sold to such investors our Series B 4% Convertible Preferred (“Series B Preferred”), and our Series K Warrants. On October 18, 2012, we entered into a Securities Purchase Agreement with accredited investors, pursuant to which we sold to such investors our Series C 8% Convertible Preferred (Series C Preferred). On February 15, 2013, we entered into a Securities Purchase Agreement with accredited investors pursuant to which we sold to such investors our Series D 8% Convertible Preferred Stock (Series D Preferred), and together with the Series B and C Preferred (the “Preferred Stock”).  The conversion price of the Preferred Stock is subject to adjustment downward in the event that we sell common stock (or securities convertible into or exercisable for shares of common stock) at an effective price below the conversion price of such Preferred Stock. If the price adjustment provisions are triggered, then the number of shares of common stock issuable upon conversion of the Preferred Stock are subject to increase.  On each of August 30, 2013 and November 25, 2013, we entered into a securities purchase agreement with certain institutional accredited investors relating to the sale and issuance of a convertible note in the principal amount of $200,000 that matures August 29, 2015 and November 25, 2015, respectively, and is convertible into shares of our common stock, at any time after issuance, at the option of the purchaser, at a conversion price equal to $0.02, subject to adjustment upon the happening of certain events, including stock dividends, stock splits and the issuance of common stock equivalents at a price below the conversion price. On December 19, 2013, we entered into a securities purchase agreement with certain institutional accredited investors relating to the sale and issuance of a (i) convertible note in the principal amount of $250,000 that matures December 19, 2015, and is convertible into shares of our common stock, at any time after issuance, at the option of the purchaser, at a conversion price equal to $0.02, subject to adjustment upon the happening of certain events and (ii) five-year warrant exercisable for 6,250,000 shares of common stock at an exercise price of $0.02, subject to adjustment upon the happening of certain events .

When the investors convert our Preferred Stock and convertible notes or exercise the warrant, our stockholders may experience dilution in the net tangible book value of their common stock. In addition, the sale or availability for sale of the underlying shares in the marketplace could depress our stock price. As a result, the investors could resell the underlying shares immediately upon issuance, which may result in significant downward pressure on the market price of our stock.   In connection with the Series D Preferred and convertible notes, we have granted the purchasers “piggy-back” registration rights to include the underlying shares of common stock issuable upon conversion of the Series D Preferred in future registration statements, if any are filed by us.

In addition, the terms of our Preferred Stock include various agreements and negative covenants on our part, including covenants on our part to maintain and keep available sufficient authorized shares of our common stock to support the conversion in full of our outstanding shares of preferred stock. As a result of our financing on August 30, 2013, the effective conversion price of various shares of outstanding Preferred Stock was adjusted downward to $0.02 per share of common stock. In the event we fail to comply with those provisions, or if a “change of control” of the Company occurs, it could constitute a “triggering event” (as defined in the Certificates of Designation which designate the rights of the  three series of Preferred Stock), and the holders of our Preferred Stock could then demand that all of the outstanding shares of Preferred Stock be redeemed for cash (in certain circumstances generally within our control), or under certain circumstances, for shares of our common stock. Any such demand for redemption in cash could have a material adverse affect on our financial position and liquidity, and any demand for redemption in stock could have a material dilutive effect for our stockholders. In addition, in certain such triggering events, the dividend rate on our outstanding Preferred Stock is subject to increase to 18% per annum thereafter.

Future sales of common stock by our existing stockholders may cause our stock price to fall.

The market price of our common stock could decline as a result of sales by our existing stockholders of shares of common stock in the market, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. As of January 22, 2014, we had 117,873,138 shares of common stock outstanding (which includes 1,890,952 unvested shares of restricted stock granted to our directors and our employees), 830 shares of Series D Preferred that are convertible into 41,500,000 shares of common stock, 87 shares of Series C Preferred that are convertible into 4,333,350 shares of common stock, 467 shares of Series B Preferred that are convertible into 21,020,232 shares of common stock, and we had warrants to purchase 3,360,546 shares of common stock and options to purchase 5,368,233 shares of common stock outstanding.

All of the shares of common stock issuable upon exercise of our outstanding vested options will be freely tradable without restriction under the federal securities laws unless purchased by our affiliates.

Our stock price may be volatile, which could result in substantial losses for investors.

The market price of our common stock is likely to be highly volatile and could fluctuate widely in response to various factors, many of which are beyond our control, including the following:

•	technological innovations or new products and services by us or our competitors;
•	announcements or press releases relating to the energy sector or to our business or prospects;
•	additions or departures of key personnel;
•	regulatory, legislative or other developments affecting us or the solar power industry generally;
•	our ability to execute our business plan;
•	operating results that fall below expectations;
•	volume and timing of customer orders;
•	industry developments;
•	economic and other external factors; and
•	period-to-period fluctuations in our financial results.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also significantly affect the market price of our common stock.

Our stock is a penny stock and therefore may be less attractive to investors.

Our stock is considered to be a penny stock.  The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a market price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of the securities laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and is in such form, including language, type size and format, as the SEC shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with: (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) a monthly account statement showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement as to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

These disclosure requirements may have the effect of reducing the trading activity for our common stock. Therefore, stockholders may have difficulty selling our securities.

RISKS RELATING TO OUR COMPANY

The recently terminated Merger Agreement with CBD could have a material adverse effect on our business, results of operations, and financial condition.

On May 7, 2012, we entered into a merger agreement with CBD Energy Limited, an Australian corporation (CBD). We had originally targeted completion of the merger during the third quarter of 2012, however the target date for completion had been repeatedly delayed, and the necessary registration statement had yet to be completed and filed. The uncertainty resulted in a disruption in our supply relationships, leading to a significant decline in our revenue and the implementation of significant cost reductions including the layoff of employees during the time we pursued the merger. Given the continued delays and uncertainty of whether and when the closing conditions for the merger as set for in the merger agreement will be satisfied, we terminated the merger agreement with CBD effective July 18, 2013. We are now committed to focus our attention on rebuilding our core business, expanding our current product offerings and exploring strategic opportunities.

If we are unable to successfully rebuild our core business, expand our current product offerings or determine viable strategic opportunities, our business, operating results or financial condition could be materially adversely affected.

We are subject to the reporting requirements of the federal securities laws, which impose additional burdens on us.

We are a public reporting company and, accordingly, subject to the information and reporting requirements of the Exchange Act and other federal securities laws, including compliance with the Sarbanes-Oxley Act of 2002. As a public company, these rules and regulations result in increased compliance costs and make certain activities more time consuming and costly.

Our Certificate of Incorporation authorizes our board to create new series of preferred stock without further approval by our stockholders, which could adversely affect the rights of the holders of our common stock.

Our Board of Directors has the authority to fix and determine the relative rights and preferences of preferred stock. Our Board of Directors also has the authority to issue preferred stock without further stockholder approval. As a result, our Board of Directors could authorize the issuance of new series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock. In addition, our Board of Directors could authorize the issuance of new series of preferred stock that has greater voting power than our common stock or that is convertible into our common stock, which could decrease the relative voting power of our common stock or result in dilution to our existing stockholders.

RISKS RELATING TO THE OFFERING

Future issuances of common shares may be adversely affected by the Equity Line.

The market price of our common stock could decline as a result of issuances and sales by us, including pursuant to the Equity Purchase Agreement, or sales by our existing shareholders, of common stock, or the perception that these issuances and sales could occur. Sales by our shareholders might also make it more difficult for us to issue and sell common stock at a time and price that we deem appropriate. It is likely that the sale of shares by Southridge will depress the market price of our common stock.

Draw downs under the Equity Line may cause dilution to existing shareholders.

Southridge has committed to purchase up to $5,000,000 worth of shares of our common stock. From time to time during the term of the Equity Line, and at our sole discretion, we may present Southridge with a Draw Down Notice requiring Southridge to purchase shares of our common stock. The purchase price to be paid by Southridge will be 90% of the lowest closing bid price during the Valuation Period.   On the date the Draw Down Notice is delivered to Southridge, we are required to deliver an estimated amount of shares to Southridge’s brokerage account equal to 125% of the Draw Down Amount indicated in the Draw Down Notice divided by the closing bid price of the trading day immediately prior to the date of the Draw Down Notice (“Estimated Shares”).  The Valuation Period will begin the first trading day after the Estimated Shares have been delivered to Southridge’s brokerage account and have been cleared for trading and terminate on the tenth day thereafter. At the end of the Valuation Period, if the number of Estimated Shares delivered to Southridge is greater than the shares issuable pursuant to a Draw Down, then Southridge is required to return to us the difference between the Estimated Shares and the actual number of shares issuable pursuant to the Draw Down.  If the number of Estimated Shares is less than the shares issuable under the Draw Down, then we are required to issue additional shares to Southridge equal to the difference; provided that the number of shares to be purchased by Southridge may not exceed the number of shares that, when added to the number of shares of our common stock then beneficially owned by Southridge, would exceed 9.99% of our shares of common stock outstanding.  As a result, our existing shareholders will experience immediate dilution upon the purchase of any of the shares by Southridge. The issue and sale of the shares under the Equity Purchase Agreement may also have an adverse effect on the market price of the common shares. Southridge may resell some, if not all, of the shares that we issue to it under the Equity Purchase Agreement and such sales could cause the market price of the common stock to decline significantly. To the extent of any such decline, any subsequent puts would require us to issue and sell a greater number of shares to Southridge in exchange for each dollar of the put amount. Under these circumstances, the existing shareholders of our company will experience greater dilution. The effect of this dilution may, in turn, cause the price of our common stock to decrease further, both because of the downward pressure on the stock price that would be caused by a large number of sales of our shares into the public market by Southridge, and because our existing stockholders may disagree with a decision to sell shares to Southridge at a time when our stock price is low, and may in response decide to sell additional shares, further decreasing our stock price.  If we draw down amounts under the Equity Line when our share price is decreasing, we will need to issue more shares to raise the same amount of funding.

There is no guarantee that we will satisfy the conditions to the Equity Purchase Agreement.

Although the Equity Purchase Agreement provides that we can require Southridge to purchase, at our discretion, up to $5,000,000 worth of shares of our common stock in the aggregate, there can be no assurances given that we will be able to satisfy the closing conditions applicable for each put. Further, there are limitations on the number of shares in that each draw down amount is limited to the lowest closing bid price during the Valuation Period, subject to the floor.  In addition, the number of shares to be purchased by Southridge may not exceed the number of shares that, when added to the number of shares of our common stock then beneficially owned by Southridge, would exceed 9.99% of our shares of common stock outstanding.  Other conditions include requiring that the registration statement of which this prospectus forms a part remains effective at all times during the term of the Equity Purchase Agreement, that there is no material adverse change to our business on the date of delivery of a Draw Down Notice and that our common stock continues to trade of the OTCQB. If we fail to satisfy the applicable closing conditions, we will not be able to sell the put shares to Southridge.

There is no guarantee that we will be able to fully utilize the Equity Line.

There are limitations on the number of put shares that may be sold in each put. The number of put shares that Southridge shall be obligated to purchase in a given put shall not exceed the number of shares that, when added to the number of shares of our common stock then beneficially owned by Southridge, would exceed 9.99% of our shares of common stock outstanding.  Thus, our ability to access the bulk of the funds available under the Equity Line depends in part on Southridge’s resale of stock purchased from us in prior puts. If with regard to a particular put, the share volume limitation is reached, we will not be able to sell the proposed put shares to Southridge. Accordingly, the Equity Line may not be available at any given time to satisfy our funding needs.

Sales of put shares under the Equity Purchase Agreement could result in the possibility of short sales.

Although Southridge has agreed not to enter into any “short sale” (as such term is defined in Rule 200 of Regulation SHO of the Securities Exchange Act of 1934), of our common stock, the sale after delivery of a put notice of such number of shares of common stock reasonably expected to be purchased under a put notice is not deemed a “short sale.” Accordingly, Southridge may enter into sales or other arrangements it deems appropriate with respect to shares of our common stock after it receives a put notice under the Equity Purchase Agreement so long as such sales or arrangements do not involve more than the number of put shares expected to be purchased under the applicable put notice. Any downward pressure on the market price of our common stock due to the issue and sale of common stock under the Equity Line could encourage short sales. If the market price of our common stock decreases during the put period it will reduce the amount paid by Southridge for the put shares. In a short sale, a prospective seller borrows common shares from a shareholder or broker and sells the borrowed common shares. The prospective seller hopes that the common share market price will decline, at which time the seller can purchase common shares at a lower price for delivery back to the lender. The seller profits when the common share market price declines because it is purchasing common shares at a price lower than the sale price of the borrowed common shares. Such sales could place downward pressure on the market price of the common stock by increasing the number of common shares being sold, which could further contribute to any decline of the market price of the common shares.

There is uncertainty as to number of subscription shares and the amount Southridge will pay for the put shares.

The actual number of shares we will issue in any particular put or in total under the Equity Purchase Agreement is uncertain. Subject to certain limitations in the Equity Purchase Agreement, we have the discretion to give a put notice at any time throughout the term. The number of shares we must issue after giving a put notice will fluctuate based on the market price of the common shares during the put pricing period. Southridge will receive more shares if the market price of our common stock declines. Since the price per share of each put share will fluctuate based on the market price of our common stock during the put pricing period, the actual amount Southridge will pay for the put shares included in any particular put will decrease if the market price of our common stock declines. Based on our current market price of $0.02, if we put all 35,000,000 shares to Southridge (ignoring all caps on the number of shares of common stock that Southridge can own), we would receive $630,000.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock by the selling security holder pursuant to this prospectus. All proceeds from the sale of the shares will be for the account of the selling security holder.

We have agreed to bear the expenses relating to the registration of the shares for the selling security holder. We anticipate receiving proceeds from any “puts” tendered to Southridge under the Equity Line.  Such proceeds from the Equity Line are intended to be used approximately as follows: to fund our research and development, marketing and advertising, distribution efforts, technology development, product line expansion and enhancement and working capital needs.

DILUTION

Although the fixed offering price of $0.0243 was based on the closing price of our shares of common stock as listed on the OTCQB on January 22, 2014, it may not be the actual sales price of the shares registered hereunder at the time they are sold, if shares were to be sold at such price, investors would experience an immediate and substantial dilution in the projected net tangible book value of the common stock from the price that the investors in our recent private placement offering. The net tangible book value of our common stock as of September 30, 2013 was ($4,336,008), or ($0.0472) per share of common stock. Net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of shares of common stock outstanding. If you buy stock registered in this offering at $0.0243 per share, you will pay substantially more than our current common shareholders paid for their shares. The difference between the initial public offering price per share and the pro forma net tangible book value per share of our common stock after this offering constitutes the dilution to investors in this offering.

 The following table illustrates the dilution to the new investors on a per-share basis:

Initial public offering price		$0.0243
Net tangible book value per share before offering	$(0.0472)
Increase in net tangible book value per share attributable to new investors	$0.0188
Pro forma net tangible book value per share after offering		$(0.0284)
Dilution to new investors		$0.0527

DETERMINATION OF OFFERING PRICE

The offering price for the shares sold to Southridge under the put will equal 90% of the lowest closing bid price during the Valuation Period.  To the extent that the disparity between the offering price and market price of the common stock is material, such disparity was determined by our company to be fair in consideration of Southridge establishing a line of credit to facilitate our ongoing operations.

Equity Purchase Agreement

We entered into the Equity Purchase Agreement with Southridge on January 23, 2014, which superseded our prior Equity Purchase Agreement that we entered into on November 25, 2013.  Pursuant to the Equity Purchase Agreement, Southridge committed to purchase up to $5,000,000 worth of our common stock, over a period of time terminating on the earlier of: (i) 18 months from the effective date of a registration statement to be filed in connection therewith; or (ii) the date on which Southridge has purchased shares of our common stock pursuant to the Equity Purchase Agreement for an aggregate maximum purchase price of $5,000,000; such commitment is subject to certain conditions, including limitations based on the trading volume of our common stock. The aggregate number of shares issuable by us and purchasable by Southridge pursuant to the Equity Purchase Agreement is $5,000,000 worth of stock, which was determined by our board of directors.

We may draw on the facility from time to time, as and when we determine appropriate in accordance with the terms and conditions of the Equity Purchase Agreement. The purchase price to be paid by Southridge will be 90% of the lowest closing bid price during the Valuation Period. On the date the Draw Down Notice is delivered to Southridge, we are required to deliver an estimated amount of shares to Southridge’s brokerage account equal to 125% of the Draw Down Amount indicated in the Draw Down Notice divided by the closing bid price of the trading day immediately prior to the date of the Draw Down Notice (“Estimated Shares”).  The Valuation Period shall begin the first trading day after the Estimated Shares have been delivered to Southridge’s brokerage account and have been cleared for trading and terminate on the tenth day thereafter.  At the end of the Valuation Period, if the number of Estimated Shares delivered to Southridge is greater than the shares issuable pursuant to a Draw Down, then Southridge is required to return to us the difference between the Estimated Shares and the actual number of shares issuable pursuant to the Draw Down.  If the number of Estimated Shares is less than the shares issuable under the Draw Down, then we are required to issue additional shares to Southridge equal to the difference; provided that the number of shares to be purchased by Southridge may not exceed the number of shares that, when added to the number of shares of our common stock then beneficially owned by Southridge, would exceed 9.99% of our shares of common stock outstanding.  As a result, our existing shareholders will experience immediate dilution upon the purchase of any of the shares by Southridge. If we fail to satisfy the applicable closing conditions, we will not be able to sell the put shares to Southridge. Southridge's obligations under the Equity Line are not transferable.

There are put restrictions applied on days between the put notice date and the closing date with respect to that particular put.  During such time, we are not entitled to deliver another put notice.

There are circumstances under which we will not be entitled to put shares to Southridge, including the following:

●
we will not be entitled to put shares to Southridge unless there is an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), to cover the resale of the shares by Southridge;

●	we will not be entitled to put shares to Southridge unless our common stock continues to be quoted on the OTC-QB and has not been suspended from trading;

●
we will not be entitled to put shares to Southridge  if an injunction shall have been issued and remain in force against us, or action commenced by a governmental authority which has not been stayed or abandoned, prohibiting the purchase or the issuance of the shares to Southridge;

●
we will not be entitled to put shares to Southridge if we have not complied with our obligations and are otherwise in breach of or in default under, the Equity Purchase Agreement, our registration rights agreement with Southridge (the “Registration Rights Agreement”) or any other agreement executed in connection therewith with Southridge;

●	we will not be entitled to put shares to Southridge to the extent that such shares would cause Southridge’s beneficial ownership to exceed 9.99% of our outstanding shares; and

●
we will not be entitled to put shares to Southridge if we take any of the following actions on any trading day after a Draw Down Notice is delivered:
(a)    subdivide or combine shares of common stock;
(b)    pay a dividend in shares of common stock or make any other distribution of shares of common stock, except for dividends paid with respect to any series of preferred stock authorized by us, whether existing now or in the future;
(c)    issue any options or other rights to subscribe for or purchase shares of common stock other than pursuant to the Equity Purchase Agreement, and other than options or stock grants issued or issuable to directors, officers and employees pursuant to a stock option program, whereby the price per share for which shares of common stock may at any time thereafter be issuable pursuant to such options or other rights shall be less than the closing bid price in effect immediately prior to such issuance;
(d)    issue any securities convertible into or exchangeable for shares of common stock and the consideration per share for which shares of common stock may at any time thereafter be issuable pursuant to the terms of such convertible or exchangeable securities shall be less than the closing bid price in effect immediately prior to such issuance;
(e)    issue shares of common stock otherwise than as provided in the foregoing subsections (a) through (d), at a price per share less, or for other consideration lower, than the closing bid price in effect immediately prior to such issuance, or without consideration; or
(f)    make a distribution of our assets or evidences of indebtedness to the holders of common stock as a dividend in liquidation or by way of return of capital or other than as a dividend payable out of earnings or surplus legally available for dividends under applicable law or any distribution to such holders made in respect of the sale of all or substantially all of our assets (other than under the circumstances provided for in the foregoing subsections (a) through (e).

The Equity Purchase Agreement further provides that Southridge is entitled to customary indemnification from us for any losses or liabilities it suffers as a result of any material misrepresentation, breach of warranty or nonfulfillment of or a failure to perform any material covenant or agreement contained in the Equity Purchase Agreement.

The Equity Purchase Agreement also contains representations and warranties of each of the parties. The assertions embodied in those representations and warranties were made for purposes of the Equity Purchase Agreement and are subject to qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Equity Purchase Agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what a stockholder or investor might view as material, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts.

Pursuant to the terms of the Equity Purchase Agreement we agreed to pay Southridge a commitment fee of 1,000,000 shares of our common stock (having a value of $24,300 based upon the closing price of our common stock on January 22, 2014), of which 500,000 shares of our common stock will be issued to Southridge on the date that the registration statement of which this prospectus forms a part if declared effective and the remaining 500,000 shares of common stock will be issued on the date that we deliver our first Draw Down Notice to Southridge. None of the commitment fees are included in the 35,000,000 shares of common stock being registered under the registration statement of which this prospectus forms a part.

Southridge has agreed that any time prior to the termination of the Equity Purchase Agreement neither it nor any of its affiliates shall engage in or enter into, directly or indirectly, any short-sale of our common stock or any hedging transaction that establishes a net short position in our common stock.

Dilutive Effects

Under the Equity Purchase Agreement, the purchase price of the shares to be sold to Southridge will be at a price equal to 90% of the lowest closing bid price during the Valuation Period. The table below illustrates an issuance of shares of common stock to Southridge under the Equity Purchase Agreement for a hypothetical draw down amount of $50,000, assuming the lowest closing bid price during the Valuation Period of $0.03 per share.

Draw Down Amount	Price to be Paid by Southridge	Number of Shares to be Issued
$50,000	$45,000	1,666,667

By comparison, if the lowest closing bid price during the Valuation Period was $0.02 per share, the number of shares that we would be required to issue in order to have the same draw down amount of $50,000 would be greater, as shown by the following table:
Draw Down Amount	Price to be Paid by Southridge	Number of Shares to be Issued
$50,000	$45,000	2,500,000

Accordingly, there would be dilution of an additional 833,333 shares issued due to a lowering of the stock price by $0.01 per share. In effect, if we are interested in receiving a fixed funding amount, a lower price per share of our common stock means a higher number of shares to be issued to Southridge in order to receive that fixed funding amount, which equates to greater dilution of existing stockholders. The effect of this dilution may, in turn, cause the price of our common stock to decrease further, both because of the downward pressure on the stock price that would be caused by a large number of sales of our shares into the public market by Southridge, and because our existing stockholders may disagree with a decision to sell shares to Southridge at a time when our stock price is low, and may in response decide to sell additional numbers of shares, further decreasing our stock price.

The actual number of shares that will be issued to Southridge under the Equity Line will depend upon the market price of our common stock at the time of our puts to Southridge.

Likelihood of Accessing the Full Amount of the Equity Line

Notwithstanding that the Equity Line is in an amount of $5,000,000, the likelihood that we would access the full $5,000,000 is low. This is due to several factors including the fact that the Equity Line’s share volume limitations will limit our use of the Equity Line and the market price may increase and thus fewer shares will need to be issued.

We determined to register in this registration statement a total of 35,000,000 shares, which represents approximately one-third of our public float (after subtracting the holdings of insiders and controlling shareholders) and utilizes $630,000 of the $5,000,000 available under the Equity Funding Facility, based on the closing price of our common stock of $0.02 on January 22, 2014.  If the price of our stock should increase above $0.02 per share then the 35,000,000 shares registered hereby would enable us to use an additional portion of the full $5,000,000 to the extent of the rise in the market price (and possibly the entire $5,000,000 if price should substantially increase). Conversely, if the price of our stock should decrease, then the 35,000,000 shares registered hereby would enable us to use less than $630,000 to the extent of the decline in our market price. However, if the price of our stock should increase then we may be able to use the full $5,000,000.  If we are unable to fully utilize the full $5,000,000 we will need to find alternative sources of funding or we may need to scale back our operations until such time as we have sufficient revenue to support increased operations. There can be no assurance that alternative sources of funding will be available upon acceptable terms.

BUSINESS

We are a designer and manufacturer of solar power systems and solar panels with integrated microinverters (which we call AC solar panels). We design, market and sell these solar power systems to solar installers, trade workers and do-it-yourself customers in the United States and Canada through distribution partnerships, our dealer network and retail outlets. Our products are designed for use in solar power systems for residential and commercial rooftop customers. Prior to September 2010, we were also in the solar power installation business.

In September 2007, we introduced our “plug and play” solar panel technology (under the brand name “Andalay”), which we believe significantly reduces the installation time and costs, and provides superior reliability and aesthetics, when compared to other solar panel mounting products and technology. Our panel technology offers the following features: (i) mounts closer to the roof with less space in between panels; (ii) no unsightly racks underneath or beside panels; (iii) built-in wiring connections; (iv) approximately 70% fewer roof-assembled parts and approximately 50% less roof-top labor required; (v) approximately 25% fewer roof attachment points; (vi) complete compliance with the National Electric Code and UL wiring and grounding requirements. We have five U.S. patents (Patent No. 7,406,800, Patent No. 7,832,157, Patent No. 7,866,098, Patent No. 7,987,614 and Patent No. 8,505,248) that cover key aspects of our Andalay solar panel technology, as well as U.S. Trademark No. 3481373 for registration of the mark “Andalay.” In addition to these U.S. patents, we have 9 foreign patents. Currently, we have 14 issued patents and 15 other pending U.S. and foreign patent applications that cover the Andalay technology working their way through the USPTO and foreign patent offices.

In February 2009, we announced a strategic relationship with Enphase, a leading manufacturer of microinverters, to develop and market solar panel systems with ordinary AC house current output instead of high voltage DC output. We introduced Andalay AC panel products and began offering them to our customers in the second quarter of 2009. Andalay AC panels cost less to install, are safer, and generally provide higher energy output than ordinary DC panels. Andalay AC panels deliver 5-25% more energy compared to ordinary panels, produce safe household AC power, and have built-in panel level monitoring, racking, wiring, grounding and microinverters. With 80% fewer parts and 5 – 25% better performance than ordinary DC panels, we believe Andalay AC panels are an ideal solution for solar installers, trade workers and do-it-yourself customers.

On May 30, 2013, we entered into a supply agreement for assembly of our proprietary modules with Environmental Engineering Group Pty Ltd, an assembler of polycrystalline modules located in Australia.  In August 2013, we began receiving product from EEG and began shipping product to customers during the third calendar quarter of this year. We anticipate increased shipments to customers during the fourth quarter of 2013. In September 2013, we entered into a second supply agreement for assembly of our proprietary modules with Tianwei New Energy Co, Ltd., a panel supplier located in China. We anticipate receiving initial shipments from this new supplier in the first quarter of 2014.

Prior to September 2010, we were also in the solar power system installation business and we had completed over 4,300 solar power installations for customers in California, New York, New Jersey, Pennsylvania, Colorado and Connecticut since the commencement of our operations in 2001. In early 2009, we closed our non-California offices on the east coast and in Colorado and began distributing our solar power systems to customers outside of California. By mid-2010, it became clear to us that the business and profit potential of the design and manufacturing business was better than that of being an installer. Thus, in September 2010, we made the strategic decision to exit our California solar panel installation business and expand our solar panel distribution network to dealers and other installers in California, by far the largest solar market in the United States. Our business is now focused solely on design and manufacturing activities, and sales of our solar power systems to solar installers, trade workers and retailers through distribution partnerships, our dealer network and retail home improvement outlets.

On May 9, 2012, we announced the execution of an agreement and plan of merger with CBD, which contemplated a merger in which CBD would become our parent company. The targeted completion of merger was repeatedly delayed and on July 19, 2013 we terminated the merger. During such merger delays, our supply relationships have been disrupted, our revenue has declined significantly and we have had to implement significant cost reductions and lay off many of our employees.

We were incorporated in February 2001 as Akeena Solar, Inc. in the State of California and elected at that time to be taxed as an S corporation. During June 2006, we reincorporated in the State of Delaware and became a C corporation. On August 11, 2006, we entered into a reverse merger transaction with Fairview Energy Corporation, Inc. (“Fairview”). Pursuant to the merger, our stockholders received one share of Fairview common stock for each issued and outstanding share of our common stock. Our common shares were also adjusted from $0.01 par value to $0.001 par value at the time of the Merger. On May 17, 2010, we entered into an exclusive worldwide license agreement with Westinghouse, Inc, which permitted us to manufacture, distribute and market solar panels under the Westinghouse name and in connection therewith, on April 6, 2011, we changed our name to Westinghouse Solar, Inc. On August 23, 2013, the license agreement with Westinghouse, Inc. was terminated and on September 19, 2013, we changed our name to our current name, Andalay Solar, Inc.

Our Corporate headquarters is located at 2071 Ringwood Ave., Unit C, San Jose, CA  95131. Our telephone number is (408) 402-9400. Additional information about us is available on our website at http://www.andalaysolar.com . The information on our web site is not incorporated herein by reference.

Strategy

Our philosophy is simple: “we believe that producing clean electricity directly from the sun is the right thing to do for our environment and economy.” Since our founding, we have concentrated on serving the solar power needs of residential and commercial customers tied to the electric power grid.

The solar power industry is rapidly evolving, but is still at an early stage and is highly fragmented. The prospects for long-term worldwide demand for solar power have attracted many new solar panel manufacturers, as well as a multitude of design/integration companies. We expect the commodity manufacturing segment of the industry to consolidate as more solar panel manufacturing capacity comes online.

Accordingly, strategy primarily includes:

•	Developing and commercializing our solar panel technology optimized for the residential and commercial markets.
•	Reducing installation costs and improving the aesthetics and performance of solar systems compared to ordinary, commercially available solar equipment.
•	Promoting and enhancing our company's brand name and reputation.

Based on our experience as a solar power system designer and integrator, we believe we understand certain areas in which costs for installations can be significantly reduced. In 2007, we introduced a new “plug and play” solar panel technology (under the brand name “Andalay”) which we believe significantly reduces the installation time, number of parts and costs, as well as provides superior reliability and aesthetics for customers, when compared to other solar panel mounting products and technology.

In February 2009, we announced a strategic relationship with Enphase, a leading manufacturer of microinverters, to develop and market Andalay solar panel systems with ordinary AC house current output instead of high voltage DC output. We introduced Andalay AC panel products and began offering them to our customers in the second quarter of 2009. Andalay AC panels cost less to install, are safer, and generally provide higher energy output than ordinary DC panels.

On September 10, 2010, we announced that we were expanding our distribution business to include sales of our Solar Power Systems directly to dealers in California and that we were exiting the solar panel installation business. We had already transitioned to a design and manufacturing business model with a distribution network in other parts of the United States and in Canada. As a result, beginning with the third quarter of 2010, our installation business has been reclassified in our financial statements as discontinued operations. The exit from the installation business was essentially completed at the end of the fourth quarter of 2010.

Industry

Electric power is used to operate businesses, industries, homes and offices and provides the power for our communications, entertainment, transportation and medical needs. As our energy supply and distribution mix changes, electricity is likely to be used more for local transportation (electric vehicles) and space/water heating needs. According to the Edison Electric Institute, the electric power industry in the U.S. is over $218 billion in size, and will continue to grow with our economy.

According to a 2011 report from the U.S. Energy Information Administration (http://www.eia.gov/energy_in_brief/article/renewable_electricity.cfm ), electricity in the U.S. is generated from the following: coal – 42%, natural gas – 25%, nuclear – 19%, oil – 1%, with renewable energy contributing 13%. “Renewable Energy” typically refers to non-traditional energy sources, including hydroelectric, wind and solar energy. Due to continuously increasing energy demands, we believe the electric power industry faces the following challenges:

•
Limited Energy Supplies. The primary fuels that have supplied this industry, fossil fuels in the form of oil, coal and natural gas, are limited. Worldwide demand is increasing at a time that industry experts have concluded that supply is limited. Therefore, the increased demand will probably result in increased prices, making it more likely that long-term average costs for electricity will continue to increase.

•
Generation, Transmission and Distribution Infrastructure Costs. Historically, electricity has been generated in centralized power plants transmitted over high voltage lines, and distributed locally through lower voltage transmission lines and transformer equipment. As electricity needs increase, these systems will need to be expanded. Without further investments in this infrastructure, the likelihood of power shortages (“brownouts” and “blackouts”) may increase.

•
Stability of Suppliers. Since many of the major countries who supply fossil fuel are located in unstable regions of the world, purchasing oil and natural gas from these countries may increase the risk of supply shortages and cost increases.

•
Environmental Concerns and Climate Change. Concerns about global warming and greenhouse gas emissions has resulted in the Kyoto Protocol, various states enacting stricter emissions control laws and utilities being required to comply with Renewable Portfolio Standards, which require the purchase of a certain amount of power from renewable sources. Currently, within the U.S., there are approximately 30 states with established RPS standards.

Solar energy is the underlying energy source for renewable fuel sources, including biomass fuels and hydroelectric energy. By extracting energy directly from the sun and converting it into an immediately usable form, either as heat or electricity, intermediate steps are eliminated. We believe, in this sense, solar energy is one of the most direct and unlimited energy sources.

Solar energy can be converted into usable forms of energy either through the photovoltaic effect (generating electricity from photons) or by generating heat (solar thermal energy). Solar thermal systems include traditional domestic hot water collectors (DHW), swimming pool collectors, and high temperature thermal collectors (used to generate electricity in central generating systems). DHW thermal systems are typically distributed on rooftops so that they generate heat for the building on which they are situated. High temperature thermal collectors typically use concentrating mirror systems and are typically located in remote sites.

Anatomy of a Solar Power System

Solar power systems convert the energy in sunlight directly into electrical energy within solar cells based on the photovoltaic effect. Multiple solar cells, which produce DC power, are electrically interconnected into solar panels. A typical 180 watt solar panel may have 72 individual solar cells. Multiple solar panels are electrically wired together. The number of solar panels installed on a building are generally selected to meet that building’s annual electrical usage, or selected to fill available un-shaded roof or ground space.

Ordinary solar power systems have solar panels that are electrically wired to a central inverter, which converts the power from DC to AC and interconnects with the utility grid. The following diagram schematically shows an ordinary DC solar power system:

Westinghouse Solar AC panels also include integrated micro-inverters that produce AC power, eliminating the need for a central inverter. The following diagram schematically shows a typical Westinghouse Solar AC solar power system.

Solar Electric Cells. Solar electric cells convert light energy into electricity at the atomic level. The conversion efficiency of a solar electric cell is defined as the ratio of the sunlight energy that hits the cell divided by the electrical energy that is produced by the cell. By improving this efficiency, we believe solar electric energy becomes competitive with fossil fuel sources. The earliest solar electric devices converted about 1%-2% of sunlight energy into electric energy. Current solar electric devices convert 5%-25% of light energy into electric energy (the overall efficiency for solar panels is lower than solar cells because of the panel frame and gaps between solar cells), and current mass produced panel systems are substantially less expensive than earlier systems. Effort in the industry is currently being directed towards the development of new solar cell technology to reduce per watt costs and increase area efficiencies.

Solar Panels. Solar electric panels are composed of multiple solar cells, along with the necessary internal wiring, aluminum and glass framework, and external electrical connections. Although panels are usually installed on top of a roof or on an external structure, certain designs include the solar electric cells as part of traditional building materials, such as shingles and rolled out roofing. Solar electric cells integrated with traditional shingles is usually most compatible with masonry roofs and, while it may offset costs for other building materials and be aesthetically appealing, it is generally more expensive than traditional panels. Our design integrates racking wiring and grounding components directly into the panel resulting in an integrated solution that reduces by 80%, the amount of rooftop solar components resulting in a solar power system that reduces the amount of field assembly, thereby increasing reliability and performance, while providing a better looking design.

Inverters. Inverters convert the DC power from solar panels to the AC power used in buildings. Grid-tie inverters synchronize to utility voltage and frequency and only operate when utility power is stable (in the case of a power failure these grid-tie inverters shut down to safeguard utility personnel from possible harm during repairs). Inverters also operate to maximize the power extracted from the solar panels, regulating the voltage and current output of the solar array based on sun intensity. Our solution incorporates an integrated micro-inverter on each panel which improves system performance, is more reliable, safer for installers and homeowners, and reduces the amount of installation labor.

Monitoring. There are two basic approaches to access information on the performance of a solar power system. DC systems with central inverters collect the solar power performance data from the central inverter and then transmit that data to a digital hardware display. AC systems utilizing microinverters collect the solar power performance data of each panel and transmit panel-level and combined system data via the internet to a centralized database. AC system data on the performance of each panel and total system can then be accessed from any device with a web browser, including personal computers and cell phones.

Net Metering. The owner of a grid-connected solar electric system may not only buy, but may also sell, electricity each month. This is because electricity generated by the solar electric system can be used on-site or fed through a meter into the utility grid. Utilities are required to buy power from owners of solar electric systems (and other independent producers of electricity) under the Public Utilities Regulatory Policy Act of 1978 (PURPA). When a home or business requires more electricity than the solar power array is generating (for example, in the evening), the need is automatically met by power from the utility grid. When a home or business requires less electricity than the solar electric system is generating, the excess is fed (or sold) back to the utility and the electric meter actually spins backwards. Used this way, the utility serves as a backup to the solar system similar to the way in which batteries serve as a backup in stand-alone systems.

Solar Power Benefits

The direct conversion of light into energy offers the following benefits compared to conventional energy sources:

•
Economic — Once a solar power system is installed, the cost of generating electricity is fixed over the lifespan of the system. There are no risks that fuel prices will escalate or fuel shortages will develop. In addition, cash paybacks for systems range from 5 to 25 years, depending on the level of state and federal incentives, electric rates, annualized sun intensity and installation costs. Solar power systems at customer sites generally qualify for net metering to offset a customer’s highest electric rate tiers, at the retail, as opposed to the wholesale, electric rate.

•
Convenience — Solar power systems can be installed on a wide range of sites, including small residential roofs, the ground, covered parking structures and large industrial buildings. Solar power systems also have few, if any, moving parts and are generally guaranteed to operate for 20-25 years resulting, we believe, in low maintenance and operating costs and reliability compared to other forms of power generation.

•
Environmental — We believe solar power systems are one of the most environmentally friendly ways of generating electricity. There are no harmful greenhouse gas emissions, no wasted water, no noise, no waste generation and no particulates. Such benefits continue for the life of the system.

•
Security — Producing solar power improves energy security both on an international level (by reducing fossil energy purchases from hostile countries) and a local level (by reducing power strains on local electrical transmission and distribution systems).

•
Infrastructure — Solar power systems can be installed at the site where the power is to be used, thereby reducing electrical transmission and distribution costs. Solar power systems installed and operating at customer sites may also save the cost of construction of additional energy infrastructure including power plants, transmission lines, distribution systems and operating costs.

We believe escalating fuel costs, environmental concerns and energy security make it likely that the demand for solar power systems will continue to grow. The federal government, and several states, have put a variety of incentive programs in place that directly spur the installation of grid-tied solar power systems, so that customers will “purchase” their own power generating system rather than “renting” power from a local utility. These programs include:

•
Rebates — to customers (or to installers) to reduce the initial cost of the solar power system, generally based on the size of the system. Many states have rebates that can substantially reduce initial costs.

•	Tax Credits — federal and state income tax offsets directly reducing ordinary income tax. There is currently a 30% federal tax credit for solar power systems.
•	Accelerated Depreciation — solar power systems installed for businesses (including applicable home offices) are generally eligible for accelerated depreciation.
•	Net Metering — provides a full retail credit for energy generated.
•
Feed-in Tariffs — are additional credits to consumers based on how much energy their solar power system generates. Feed-in Tariffs set at appropriate rates have been successfully used in Europe to accelerate growth.

•	Renewable Portfolio Standards — require utilities to deliver a certain percentage of power generated from renewable energy sources.
•	Renewable Energy Credits (RECs) — are additional credits provided to customers based on the amount of renewable energy they produce.
•
Solar Rights Acts — state laws to prevent unreasonable restrictions on solar power systems. California’s Solar Rights Act has been updated several times in past years to make it easier for customers of all types and in all locations to install a solar power system.

•	PPA's — Power Purchase Agreements, or agreements between a solar power system purchaser and an electricity user under which electricity is sold/purchased on a long-term basis.
•	Leases — in which the solar equipment is owned by a third party entity and repaid over time by the host customer.

Challenges Facing the Solar Power Industry

We believe the solar power industry faces three key challenges:

•
Customer Economics — In many cases, the net (after applicable incentives) cost to customers for electricity produced by a solar power system at the customer’s site is comparable to conventional, utility-generated power. We believe lower equipment (primarily solar panels) and installation costs would reduce the total cost of a system and increase the potential market for solar power.

•
System Performance and Reliability  — We believe that a design that incorporates factory assembly of an integrated solar power system versus field assembly provides a more reliable solution. A system with these characteristics will deliver improved system performance and allow the customer to achieve the shortest possible payback.

•
Aesthetics — We believe that customers prefer solar panels that blend into existing roof surfaces with fewer shiny parts, mounted closely to the roof surface and have more of a “skylight” appearance than the traditional rooftop metal framed solar panels raised off the roof.

Competition

The solar panel design and manufacturing industry is in its early stages of development and is highly fragmented, consisting of many large and small companies. Worldwide, the manufacturers of rooftop solar panels include Suntech, Sharp, Yingli, Trina, SunPower, Sanyo, SolarWorld, LG and Samsung.

We believe the principal competitive factors in the solar panel manufacturing industry include:

•	Quality;
•	Price;
•	Installation cost; and
•	Company reputation

We believe that our competitive advantages as a designer and manufacturer of our solar panels include:

•
Integrated DC and AC Panels Dramatically Reduce Installation Costs.  Our technology significantly reduces the installation complexity, parts and costs, as well as providing superior reliability and aesthetics for customers when compared to other solar panel mounting products and technology. In 2007 we introduced our DC panels, which offer the following advantages to our customers: (i) low profile panel design looks like a beautiful, energy producing skylight and eliminates unsightly racking and exposed wires; (ii) built-in wiring connections that improve reliability; (iii) 70% fewer roof-assembled parts and 50% less roof-top labor required; (iv) 25% fewer roof attachment points; (v) complete compliance with the National Electric Code and UL wiring and grounding requirements. In 2009 we introduced our AC panels, which deliver 5-25% more energy compared to ordinary panels, produce safe household AC power and have built-in panel level monitoring, racking, wiring, grounding and microinverters. With 80% fewer parts and 5 – 25% better performance than ordinary DC panels, we believe our AC panels are an ideal solution for solar installers, trade workers and do-it-yourself customers.

•	Proprietary Technology. We have received five U.S. patents and nine international patents for our technology, and have 15 more U.S. and foreign patents pending.
•
Brand Recognition. We are working to rapidly expand our distribution business and sales of our Andalay Solar Power Systems. We are seeking  emphasize that our solar panels are safer, more reliable and easier to install than other products on the market today.

Our Services and Products

We are active in the solar power industry as a designer and manufacturer of solar power systems. We specify the design of our proprietary solar panels and contract with existing, experienced solar panel manufacturers for the supply of our Andalay Solar labeled solar panels. We help these manufacturing partners source unique components of our panels (typically microinverters and special frame hardware).

Our Solar Panel Technology

Based on our previous experience as a solar power installer, we believe we understand certain areas in which costs for installations can be significantly reduced. In September 2007, we introduced a new “plug and play” solar panel technology, originally launched under the brand name Andalay, which we believe significantly reduces the installation time and costs, as well as providing superior reliability and aesthetics, when compared to other solar panels.

Installation costs for a solar power system are generally proportional to the area of panels installed. Thin film and amorphous solar cell technologies, although offering solar panels that are less expensive on a cost per watt basis, are generally less efficient (producing fewer watts per square foot) and correspondingly more expensive to install. Therefore, we believe that our technology becomes even more useful for the new generation of less expensive but lower efficiency solar panels. Our panel technology is generally applicable to all framed rooftop solar cell technologies, including silicon, amorphous silicon, thin film and concentrators.

Customers

In 2013, we design, market and sell to solar installers and do-it-yourself customers across the United States and Canada through distribution partnerships, our dealer network and retail outlets. Our products are designed for use in solar power systems for resisdential and commerical rooftops customers. Our Authorized Dealer program provides installation companies with the opportunity to differentiate themselves from ordinary solar installers through product and program offerings we extend exclusively to our established Dealers. Our dealers benefit from the ability to leverage our brand, and leverage critical marketing support to help them grow their business.

Suppliers

Historically, we obtained virtually all of our solar panels from Suntech and Lightway. During 2012, because of our cash position and liquidity constraints, we were late in making payments to both of these suppliers. We currently have no unshipped orders from Suntech or Lightway. In May 2013, we entered into a new supply agreement for assembly of our proprietary modules with Environmental Engineering Group Pty Ltd (“EEG”), an assembler of polycrystalline modules located in Australia. In August 2013, we began receiving product from EEG and began shipping product to customers during the third calendar quarter of this year. We anticipate increased shipments to customers during the fourth quarter of 2013. We have remaining panel inventory on hand as of September 30, 2013 and anticipate receiving a final shipment of product in November 2013, fulfilling our purchase order with EEG. In September 2013, we entered into a second supply agreement for assembly of our proprietary modules with Tianwei New Energy Co, Ltd., a panel supplier located in China. We anticipate beginning to receive product from this new supplier beginning in the first quarter of 2014. Pursuant to our agreement with Enphase, they provide us with micro-inverters. We purchase small assembly, racking and packaging components from a variety of domestic and foreign suppliers.

Sales and Marketing

Our sales and marketing program incorporates a marketing mix of print, web, social and other media advertisements as well as participation in industry trade shows and individual discussions with prospective dealers. As we onboard dealers under our sales and marketing program, we rely on the skill of our sales team. We regularly evaluate the effectiveness of our sales team and marketing efforts using sales management software and make tactical marketing and sales changes as indicated to achieve and maintain cost effectiveness.

Intellectual Property

Andalay Solar Panel

We have five U.S. patents (Patent No. 7,406,800, Patent No. 7,832,157, Patent No. 7,866,098, Patent No. 7,987,614 and Patent No. 8,505,248) that cover key aspects of our Andalay solar panel technology, as well as U.S. Trademark No. 3481373 for registration of the mark “Andalay.” In addition to these U.S. patents, we have 9 foreign patents. Currently, we have 14 issued patents and 15 other pending U.S. and foreign patent applications that cover the Andalay technology working their way through the USPTO and foreign patent offices.

The following table provides a summary of our patents:

Country of issuance	Patent Number	Date of Expiration
United States	7,406,800	May 18, 2024
United States	7,832,157	May 8, 2024
United States	7,866,098	May 8, 2024
United States	7,987,614	May 18, 2024
United States	8,505,248	March 13, 2028
Australia	2,005,248,343	May 18, 2024
India	243,626	May 18, 2024
Mexico	274,182	May 18, 2024
Korea	751,614	May 18, 2024
China	200580015652.1	May 18, 2024
Canada	2,566,296	May 18, 2024
Japan	4790718	May 18, 2024
EPO (Validated in United Kingdom)	2118935	September 21, 2027
Japan	5175354	September 21, 2027

Trademarks

We have registered with the United States Patent and Trademark Office the trademark “Instant Connect” (Reg. No. 4,290,244 and 4,290,245) for the designation of our patented “plug and play” solar panel. We have also registered with the United States Patent and Trademark Office the trademark “Akeena” for providing consulting services in the field of energy systems, technical information via a global computer network in the field of renewable energy systems, and renewable energy systems, namely, photovoltaic systems composed of photovoltaic solar panels, batteries, voltage regulators, inverters, racks and electrical controls, as well as the installation of such systems.

We have also registered the trademarks “Double Your Power” and “Andalay” with the United States Patent and Trademark Office for two goods classes: providing computer software for photovoltaic systems for evaluating electric consumption, determining system sizing, estimating electrical output, estimating customer costs, and estimating financial life cycle savings, for use by consumers and businesses; and, installation of renewable energy systems, namely photovoltaic systems composed of solar panels, batteries, voltage regulators, inverters, racks and electrical controls. Additionally, we have applications currently pending with the United States Patent and Trademark Office to expand the goods classes for “Double Your Power” and “Andalay.”

From May 2010 until August 2013, we had been marketing our AC solar panels under the Westinghouse Solar brand, for which had licensed exclusive rights from Westinghouse Electric Corporation; however that license was terminated on August 23, 2013.  We now market our AC solar panel under the Andalay Solar brand.

Employees

As of January 22, 2014, we had 8 employees, of which 2 were sales and marketing employees, 4 were general and administrative employees, 1 was operation employee and 1 was research and development employee. Seven employees were full-time employees and one employee was part-time. Our employees are not party to any collective bargaining agreement and we have never experienced an organized work stoppage. We believe our relations with our employees are good.

Property

Our principal executive offices and warehouse premises are located at 2071 Ringwood Ave., Unit C, San Jose, CA 95128. The rent for our warehouse is on a month to month basis for a monthly rent of $7,800. We have recently consolidated our executive offices with our warehouse premises.

Legal Proceedings

On May 1, 2012, Suntech America, Inc., a Delaware corporation (Suntech America), filed a complaint for breach of contract, goods sold and delivered, account stated and open account against us in the Superior Court of the State of California, County of San Francisco. Suntech America alleged that it delivered products and did not receive full payment from us. On July 31, 2012, we and Suntech entered into a settlement of this dispute. Because of our inability to make scheduled settlement payments, on March 15, 2013, Suntech entered a judgment against us in the amount of $946,438. As of March 28, 2013, Suntech has not sought to enforce its judgment. As of December 31, 2012, we have included in our Consolidated Balance Sheet a balance due to Suntech America of $946,438.

We are also involved in other litigation from time to time in the ordinary course of business. In the opinion of management, the outcome of such proceedings will not materially affect our financial position, results of operations or cash flows.

MARKET PRICE OF COMMON STOCK AND OTHER STOCKHOLDER MATTERS

Our common stock is currently quoted on the OTCQB, which is sponsored by FINRA. The OTCQB is a network of security dealers who buy and sell stock. The dealers are connected by a computer network that provides information on current “bids” and “asks,” as well as volume information. Our shares are quoted on the OTCQB under the symbol “WEST.”

The following table sets forth the range of high and low bid quotations for our common stock for each of the periods indicated as reported by the OTCQB. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Fiscal Year Ending December 31, 2013	High $	Low $
Quarter Ended
December 31, 2013	$0.04	$0.02
September 30, 2013	$0.05	$0.02
June 30, 2013	$0.06	$0.02
March 31, 2013	$0.13	$0.03

Fiscal Year Ending December 31, 2012
Quarter Ended	High $	Low $
December 31, 2012	$0.20	$0.04
September 30, 2012	$0.39	$0.16
June 30, 2012	$0.57	$0.15
March 31, 2012	$0.88	$0.32

Fiscal Year Ending December 31, 2011
Quarter Ended	High $	Low $
December 31, 2011	$0.83	$0.26
September 30, 2011	$1.83	$0.75
June 30, 2011	$2.75	$1.00
March 31, 2011	$2.56	$1.88

The high and low bid prices for shares of our common stock on January 22, 2014 was $0.0243 and $0.023 per share, respectively, based upon bids that represent prices quoted by broker-dealers on the OTCQB and the closing price of our common stock  was $0.0243.

Penny Stock

Our stock is considered to be a penny stock.  The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a market price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of the securities laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and is in such form, including language, type size and format, as the SEC shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with: (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) a monthly account statement showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement as to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

These disclosure requirements may have the effect of reducing the trading activity for our common stock. Therefore, stockholders may have difficulty selling our securities.

Holders

As of January 22, 2014, the Company had approximately 13,000 holders, of which 25 are record holders of our common stock.

Dividends

Since our organization, we have not paid any cash dividends on its common stock, nor do we plan to do so in the foreseeable future.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding the status of our existing equity compensation plans at December 31, 2013.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans

Equity compensation plans approved by security holders	6,618,233	$0.11		47,476,985

Equity compensation plans not approved by security holders	-		-	-

Total	6,618,233	$0.11		47,476,985

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section discusses our results of operations, liquidity and financial condition, and certain factors that may affect our future results. You should read this MD&A in conjunction with our audited financial statements and accompanying notes included herein. This plan of operation contains forward-looking statements that involve risks, uncertainties, and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those presented under “Risk Factors” or elsewhere in this Report.

The following discussion highlights what we believe are the principal factors that have affected our financial condition and results of operations as well as our liquidity and capital resources for the periods described. This discussion should be read in conjunction with our financial statements and related notes appearing elsewhere in this Annual Report. This discussion contains “forward-looking statements,” which can be identified by the use of words such as “expects,” “plans,” “will,” “may,” “anticipates,” “believes,” “should,” “intends,” “estimates” and other words of similar meaning. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied by these forward-looking statements. Such risks and uncertainties include, without limitation, the risks described on page 1 of this Annual Report, and the risks described in Item 1A above.

Company Overview

We are a designer and manufacturer of solar power systems and solar panels with integrated microinverters (which we call AC solar panels). We design, market and sell these solar power systems to solar installers and do-it-yourself customers through distribution partnerships, our dealer network and retail outlets. Our products are designed for use in solar power systems for residential and commercial rooftop customers. Prior to September 2010, we were also in the solar power installation business.

We were incorporated in February 2001 as Akeena Solar, Inc. in the State of California and elected at that time to be taxed as an S corporation. During June 2006, we reincorporated in the State of Delaware and became a C corporation. On August 11, 2006, we entered into a reverse merger transaction with Fairview Energy Corporation, Inc. (“Fairview”). Pursuant to the Merger, the stockholders of the Company received one share of Fairview common stock for each issued and outstanding share of The Company’s common stock. The Company’s common shares were also adjusted from $0.01 par value to $0.001 par value at the time of the Merger. On May 17, 2010, we entered into an exclusive worldwide license agreement with Westinghouse, Inc, which permitted us to manufacture, distribute and market solar panels under the Westinghouse name and in connection therewith, on April 6, 2011, we changed our name to Westinghouse Solar, Inc. On August 23, 2013, the license agreement with Westinghouse, Inc. was terminated and on September 19, 2013, we changed our name to our current name, Andalay Solar, Inc.

In September 2007, we introduced our “plug and play” solar panel technology (under the brand name “Andalay”), which we believe significantly reduces the installation time and costs, and provides superior reliability and aesthetics, when compared to other solar panel mounting products and technology. Our panel technology offers the following features: (i) mounts closer to the roof with less space in between panels; (ii) no unsightly racks underneath or beside panels; (iii) built-in wiring connections; (iv) approximately 70% fewer roof-assembled parts and approximately 50% less roof-top labor required; (v) approximately 25% fewer roof attachment points; (vi) complete compliance with the National Electric Code and UL wiring and grounding requirements. We have five U.S. patents (Patent No. 7,406,800, Patent No. 7,832,157, Patent No. 7,866,098, Patent No. 7,987,614 and Patent No. 8,505,248) that cover key aspects of our Andalay solar panel technology, as well as U.S. Trademark No. 3481373 for registration of the mark “Andalay.” In addition to these U.S. patents, we have 9 foreign patents. Currently, we have 14 issued patents and 15 other pending U.S. and foreign patent applications that cover the Andalay technology working their way through the USPTO and foreign patent offices.

In February 2009, we announced a strategic relationship with Enphase, a leading manufacturer of microinverters, to develop and market solar panel systems with ordinary AC house current output instead of high voltage DC output. We introduced Andalay AC panel products and began offering them to our customers in the second quarter of 2009. Andalay AC panels cost less to install, are safer, and generally provide higher energy output than ordinary DC panels. Andalay AC panels deliver 5-25% more energy compared to ordinary panels, produce safe household AC power, and have built-in panel level monitoring, racking, wiring, grounding and microinverters. With 80% fewer parts and 5 – 25% better performance than ordinary DC panels, we believe Andalay AC panels are an ideal solution for solar installers, trade workers and do-it-yourself customers.

Concentration of Risk in Customer and Supplier Relationships

Concentration of Risk in Supplier Relationships

Historically, we obtained virtually all of our solar panels from Suntech and Lightway. During 2012, because of our cash position and liquidity constraints, we were late in making payments to both of these suppliers. On March 30, 2012, pursuant to our Supply Agreement with Lightway, we issued 1,900,000 shares of our common stock to Lightway in partial payment of our past due account payable to them. At the time of issuance, the shares were valued at $1,045,000. On May 1, 2012, Suntech filed a complaint for breach of contract, goods sold and delivered, account stated and open account against us in the Superior Court of the State of California, County of San Francisco. Suntech alleged that it delivered products and did not receive full payment from us. On July 31, 2012, we and Suntech entered into a settlement of this dispute. Because of our inability to make scheduled settlement payments, on March 15, 2013, Suntech entered a judgment against us in the amount of $946,438. As of September 30, 2013, Suntech has not sought to enforce its judgment. As of September 30, 2013, we have included in our Condensed Consolidated Balance Sheets a balance due to Suntech America of $946,438. We currently have no unshipped orders from Suntech or Lightway.

In May 2013, we entered into a new supply agreement for assembly of our proprietary modules with Environmental Engineering Group Pty Ltd (“EEG”), an assembler of polycrystalline modules located in Australia. In August 2013, we began receiving product from EEG and began shipping product to customers during the third calendar quarter of this year. We anticipate increased shipments to customers during the fourth quarter of 2013. We have remaining panel inventory on hand as of September 30, 2013 and anticipate receiving a final shipment of product in November 2013, fulfilling our purchase order with EEG. In September 2013, we entered into a second supply agreement for assembly of our proprietary modules with Tianwei New Energy Co, Ltd., a panel supplier located in China. We anticipate beginning to receive product from this new supplier beginning in January 2014. Although we believe we can find alternative suppliers for solar panels manufactured to our specifications, our operations would be disrupted unless we are able to rapidly secure alternative sources of supply, our inventory and revenue could diminish significantly, causing disruption to our operations.

Concentration of Risk in Customer Relationships

The relative magnitude and the mix of revenue from our largest customers have varied significantly quarter to quarter. During the years ended December 31, 2012 and 2011, three customers have accounted for significant revenues, varying by period, to our company: Lennar Corporation (Lennar), a leading national homebuilder, Lennox International Inc. (Lennox), a global leader in the heating and air conditioning markets, and Lowe’s Companies, Inc. (Lowe’s), a nationwide home improvement retail chain. For the years ended December 31, 2012 and 2011, the percentages of sales to Lennar, Lennox and Lowe’s are as follows:

	Twelve Months Ended December 31,
	2012	2011

Lennar Corporation	8.8%	21.5%
Lennox International Inc.	30.1%	20.6%
Lowe’s Companies, Inc.	7.7%	3.5%

We had no receivable balance from Lennar as of December 31, 2012 or 2011. Lennox accounted for 5.9% and 23.1% of our gross accounts receivable as of December 31, 2012, and 2011, respectively. Lowe’s accounted for 4.0% and 13.9% of our gross accounts receivable as of December 31, 2012, and 2011, respectively.

We maintain reserves for potential credit losses and such losses, in the aggregate, have generally not exceeded management’s estimates. Our top three vendors accounted for approximately 36.1% and 61.3% of materials purchased during the years ended December 31, 2012 and 2011, respectively. At December 31, 2012, accounts payable included amounts owed to these top three vendors of approximately $960,000. At December 31, 2011, accounts payable included amounts owed to the top three vendors of approximately $3.3 million.

Results of Operations

The following table sets forth, for the periods indicated, certain information related to our operations as a percentage of our net revenue:

	2012	%	2011	%

Net revenue	$5,222,248	100.0	$11,429,383	100.0
Cost of goods sold	5,249,121	100.5	10,380,051	90.8
Gross profit	(26,873)	(0.5)	1,049,332	9.2
Operating expenses
Sales and marketing	2,078,830	39.8	2,271,392	19.9
General and administrative	6,012,542	115.1	5,868,175	51.3
Total operating expenses	8,091,372	154.9	8,139,567	71.2
Loss from operations	(8,118,245)	(155.5)	(7,090,235)	(62.0)
Other income (expense)
Interest income (expense), net	(103,429)	(2.0)	(21,260)	(0.2)
Adjustment to the fair value of common stock warrants	(416,526)	(8.0)	2,592,722	22.7
Total other income (expense)	(519,955)	(10.0)	2,571,462	22.5
Loss before provision for income taxes and discontinued operations	(8,638,200)	(165.4)	(4,518,773)	(39.5)
Provision for income taxes	—		—
Net loss from continuing operations	(8,638,200)	(165.4)	(4,518,773)	(39.5)
Income (loss) from discontinued operations, net of tax	15,807	0.3	(112,848)	(1.0)
Net loss	(8,622,393)	(165.1)	(4,631,621)	(40.5)
Preferred stock dividend	(174,342)	(3.3)	(99,047)	(0.9)
Preferred deemed dividend	(362,903)	(6.9)	(975,460)	(8.5)
Net loss attributable to common stockholders	$(9,159,638)	(175.4)	$(5,706,128)	(49.9)

Net loss per common and common equivalent share attributable to common shareholders (basic and diluted)	$(0.46)		$(0.46)

Weighted average shares used in computing loss per common share: (basic and diluted)	19,400,724		12,342,655

Year Ended December 31, 2012 as compared to Year Ended December 31, 2011

Net revenue

We generate revenue from the sale of solar power systems. For the year ended December 31, 2012, we generated $5.2 million of revenue, a decrease of $6.2 million, or 54.3%, compared to $11.4 million of revenue for the year ended December 31, 2011. The decrease in revenue was due to a decrease in unit volume of product sales to our dealer network and strategic partners, lower average selling prices, limited inventory levels due to severe, ongoing supplier relationship issues, and the overall soft solar market conditions following punitive tariff announcements in the U.S. related to solar modules manufactured in China. In addition, as of December 31, 2012, we had no current or unshipped orders for solar panel product pending with Suntech. Our supply relationship with Lightway is stalled.  Unless we rapidly secure alternative, cost competitive source of supply, our inventory will be depleted and our revenue will diminish significantly, causing disruption to our operations.

Cost of goods sold

Cost of goods sold as a percent of revenue for the year ended December 31, 2012, was 100.5% of net revenue, compared to 90.8% for the year ended December 31, 2011. Gross loss for the year ended December 31, 2012 was $27,000, or 0.5% of revenue, compared to gross profit of $1.0 million or 9.2% of revenue for the same period in 2011. During the year ended December 31, 2012, we recorded a $206,000 non-cash inventory write-down, a $65,000 write-off of accumulated inventory overhead costs and a $112,000 non-cash inventory write-off, representing 7.3% of revenue in total. The $206,000 write-down was an adjustment to the carrying value of our older, smaller-format solar panels and older microinverter inventory to reflect the decline in market prices compared to our original cost and the $112,000 was an inventory write-off of obsolete inventory. The decrease in gross margin for the year ended December 31, 2012 compared to the year ended December 31, 2011, was due to the inventory revaluation, higher inventory overhead allocations related to lower revenue volume, and lower average selling prices, partially offset by a decline in panel and component costs. Excluding the inventory revaluation of $383,000, gross profit would have been $356,000 or 6.8% of revenue.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2012 were $2.1 million, or 39.8% of net revenue as compared to $2.3 million, or 19.9% of net revenue during the same period of the prior year. The $193,000 decrease in sales and marketing expenses for the year ended December 31, 2012 compared to the same period in 2011, was primarily due to decreases in payroll and commission costs of $211,000, travel of $52,000 and advertising and trade shows of $242,000, partially offset by an increase in licensing fees we owe to Westinghouse Electric Corporation of $250,000 for 2012.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2012 were $6.0 million, or 115.1% of net revenue as compared to $5.9 million, or 51.3% of net revenue during the same period of the prior year. The increase in general and administrative expense for the year ended December 31, 2012 was due primarily to increases in legal fees of $915,000, bad debt expense of $451,000 and professional fees of $380,000, partially offset by lower payroll and payroll tax costs of $866,000. The increase in legal and professional fees related to the terminated CBD merger transaction and patent litigation settled in May 2012. The increase in bad debt expense was driven by a $400,000 non-cash write-down of a receivable from a supplier reflected in “Other Receivables” in our Consolidated Balance Sheets.

Interest, net

During the year ended December 31, 2012, net interest expense was approximately $103,000 compared with net interest expense of $21,000 for the same period in 2011, due to interest incurred related to the settlement agreement with Suntech.

Adjustment to the fair value of common stock warrants

During the year ended December 31, 2012, we recorded mark-to-market adjustments to reflect the fair value of outstanding common stock warrants accounted for as a liability, resulting in an unrealized loss of $417,000 in our consolidated statements of operations. The fair value of the warrants is lower now primarily due to a decrease in the price of our common stock and a shorter life for the remainder of our outstanding warrants. During the year ended December 31, 2011, we recorded mark-to-market adjustments resulting in a $2.6 million unrealized gain in our consolidated statements of operations.

Income taxes

During the years ended December 31, 2012 and 2011, there was no income tax expense or benefit for federal and state income taxes reflected in our consolidated statements of operations due to our net loss and a valuation allowance on the resulting deferred tax asset.

Net loss from continuing operations

Net loss from continuing operations for the year ended December 31, 2012 was $8.6 million, or $0.46 per share, compared to a net loss from continuing operations of $4.5 million, or $0.46 per share, for the year ended December 31, 2011. For the year ended December 31, 2012, the net loss includes an unfavorable non-cash adjustment to the fair value of common stock warrants of $417,000 compared with a favorable non-cash adjustment to the fair value of the common stock warrants of $2.6 million for the year ended December 31, 2011. Excluding the impact of the common stock warrant adjustments in both periods, net loss from continuing operations for the year ended December 31, 2012 was $8.2 million, or $0.44 per share, compared to a net loss of $7.1 million, or $0.66 per share, for the same period in 2011.

Gain (loss) from discontinued operations

During the year ended December 31, 2012, we recorded a $16,000 net gain from the discontinuance of our installation business segment, compared with a loss of $113,000 during the same period in 2011.

Preferred deemed dividend

On October 18, 2012, we entered into a securities purchase agreement with certain institutional accredited investors relating to the sale and issuance of up to 1,245 shares of our newly created Series C Preferred Stock, for aggregate proceeds of up to $1,245,000.  At the initial closing, we sold and issued 750 shares of Series C Preferred, for initial aggregate proceeds of $750,000. On November 2, 2012, we provided to the purchasers of our Series C Preferred Stock a draw down notice under the Purchase Agreement. As a result of the draw down, we sold an aggregate of 350 additional shares of our Series C Preferred to the purchasers for aggregate proceeds of $350,000.  Based on the closing price of our common stock as reported on the OTCQB Marketplace (OTCQB) on November 2, 2012 (which was $0.08 per share), the 350 shares of Series C Preferred issued pursuant to the draw down was convertible into 4,375,000 shares of our common stock. As a result of the contingent conversion feature on the Series C Preferred, which reduced the conversion price from $0.155 to $0.08 per share on the total 750 shares of Series C Preferred Stock issued and outstanding at November 2, 2012, and which resulted in an increase in the number of common shares issuable, we recognized a preferred deemed dividend of $362,000. The net loss attributable to common shareholders reflects both the net loss and the deemed dividend.

In connection with our sale of Series B Preferred Stock and Series K Warrants on February 17, 2011, on the date of issuance, we recorded the fair value of the warrants of $2.6 million as “Common stock warrant liability” with the residual value of $975,460 allocated to “Convertible redeemable preferred stock.” We used the Black-Scholes model to value the Series K warrants. For purposes of calculating the fair value of the warrants, we used a risk free rate of return of 1.4%, an expected life of 4.1 years and a volatility percentage of 103.2%. We also recorded the beneficial conversion feature of $975,460 as a preferred deemed dividend. The amount of the beneficial conversion feature was limited to the amount of proceeds allocated to the instrument. In addition, direct fundraising costs of approximately $532,000 and warrants to purchase 60,000 shares of our common stock issued to the placement agent, valued at $89,010, were deducted from the proceeds raised.

Three Months Ended September 30, 2013 as Compared to Three Months Ended September 30, 2012

Results of Operations

The following table sets forth, for the periods indicated, certain information related to our operations, expressed in dollars and as a percentage of net revenue:

	Three Months Ended September 30,
	2013		2012
Net revenue	$156,630	100.0%	$838,446	100.0%
Cost of goods sold	167,891	107.2%	1,063,538	126.8%
Gross loss	(11,261)	(7.2)%	(225,092)	(26.8)%
Operating expenses
Sales and marketing	201,590	128.7%	536,463	64.0%
General and administrative	595,241	380.0%	1,458,468	173.9%
Total operating expenses	796,831	508.7%	1,994,931	237.9%
Loss from continuing operations	(808,092)	(515.9)%	(2,220,023)	(264.8)%
Other income (expense)
Interest (expense), net	(1,367)	(0.9)%	(36,432)	(4.6)%
Adjustment to the fair value of common stock warrants	—	0.0%	8,972	1.1%
Other income	—	0.0%	—	0.0%
Total other expense, net	(1,367)	(0.9)%	(27,460)	(3.3)%
Loss before provision for income taxes and discontinued operations	(809,459)	(516.8)%	(2,247,484)	(268.1)%
Provision for income taxes	—	0.0%	—	0.0%
Net loss from continuing operations	(809,459)	(516.8)%	(2,247,484)	(268.1)%
Net income (loss) from discontinued operations, net of tax	3,200	2.0%	8,932	1.1%
Net loss	(806,259)	(514.8)%	(2,238,552)	(267.0)%
Preferred stock dividend	(28,980)	(18.5)%	(75,331)	(9.0)%
Preferred deemed dividend	(501,304)	(506.2)%	—	0.0%
Net loss attributable to common stockholders	$(1,336,543)	(1,039.5)%	$(2,313,883)	(276.0)%

Net loss attributable to common stockholders per common and common equivalent share (basic and diluted)	$(0.02)		$(0.11)

Weighted average shares used in computing loss per common share: (basic and diluted)	81,746,372		19,883,887

Net revenue

We generate revenue from the sale of solar power systems. For the three months ended September 30, 2013, we generated $157,000 of revenue, a decrease of $682,000, or 81.3%, compared to $838,000 of revenue for the three months ended September 30, 2012. The decrease in revenue was due to limited inventory levels due to supplier relationship issues. In May 2013, we entered into a new supply agreement for assembly of our proprietary modules with Environmental Engineering Group Pty Ltd (“EEG”), an assembler of polycrystalline modules located in Australia. In August 2013, we began receiving product from EEG and began shipping product to customers during the third calendar quarter of this year. We anticipate increased shipments to customers during the fourth quarter of 2013. We have remaining panel inventory on hand as of September 30, 2013 and anticipate receiving a final shipment of product in November 2013, fulfilling our purchase order with EEG. In September 2013, we entered into a second supply agreement for assembly of our proprietary modules with Tianwei New Energy Co, Ltd., a panel supplier located in China. We anticipate beginning to receive product from this new supplier beginning in the first quarter of 2014.

Cost of goods sold

Cost of goods sold as a percent of revenue for the three months ended September 30, 2013, was 107.2% of net revenue, compared to 126.8% for the three months ended September 30, 2012. Gross loss for the three months ended September 30, 2013 was $11,000, or 7.2% of revenue, compared to gross loss of $225,000 or 26.8% of revenue for the same period in 2012. During the quarter ended September 30, 2012, we recorded a $271,000 inventory write-down which represented 32.3% of revenue. This non-cash charge was an adjustment to the carrying value of our older, smaller-format solar panels and older micro-inverter inventory to reflect the decline in market prices compared to our original cost and a write-off of accumulated inventory overhead costs. The increase in gross margin in the three months ended September 30, 2013 compared to the three months ended September 30, 2012, was due to the inventory revaluation and higher inventory overhead allocations.

Sales and marketing expenses

Sales and marketing expenses for the three months ended September 30, 2013 were $202,000, or 128.7% of net revenue as compared to $536,000, or 64.0% of net revenue during the same period of the prior year. The $335,000 decrease in sales and marketing expenses for the three months ended September 30, 2013 compared to the same period in 2012 was primarily due to decreases in payroll and commission costs of $131,000, advertising costs and trade shows expense of $72,000, licensing fees owed to Westinghouse Electric Corporation of $49,000 and stock compensation costs of $40,000. The decrease in payroll and stock compensation costs was due to lower headcount.

General and administrative expenses

General and administrative expenses for the three months ended September 30, 2013 were $595,000, or 380.0% of net revenue as compared to $1.5 million, or 173.9% of net revenue during the same period of the prior year. The decrease in general and administrative expense for the three months ended September 30, 2013 compared to the same period in 2012, was due primarily to lower bad debt expense of  $358,000, legal and professional fees of $273,000, payroll costs of $125,000, research and development costs of $72,000 and insurance expense of $48,000. The decrease in bad debt expense was driven by a $400,000 non-cash write-down of a receivable from a supplier in the prior year. The decrease in legal and professional fees related to the recently terminated CBD merger transaction in the prior year. The decrease in payroll and stock compensation costs was due to lower headcount. The decrease in research and development costs was due to lower prototype parts and material and lower headcount.

Interest, net

During the three months ended September 30, 2013, net interest expense was approximately $1,000 compared with net interest expense of $36,000 for the same period in 2012.

Adjustment to the fair value of common stock warrants

During the three months ended September 30, 2012, we recorded mark-to-market adjustments to reflect the fair value of outstanding common stock warrants accounted for as a liability, resulting in an unrealized gain of $9,000 in our condensed consolidated statements of operations.

Income taxes

During the three months ended September 30, 2013 and 2012, there was no income tax expense or benefit for federal and state income taxes reflected in our condensed consolidated statements of operations due to our net loss and a valuation allowance on the resulting deferred tax asset.

Net loss from continuing operations

Net loss from continuing operations for the three months ended September 30, 2013 was $809,000, compared to a net loss from continuing operations of $2.2 million for the three months ended September 30, 2012. For the three months ended September 30, 2012, the net loss included a favorable non-cash adjustment to the fair value of common stock warrants of $9,000. Excluding the impact of the common stock warrant adjustment, net loss from continuing operations for the three months ended September 30, 2012 was $2.2 million, or $0.11 per share.

Net income (loss) from discontinued operations

As a result of the exit from the installation business on September 7, 2010, we recorded net income of $3,000 from the discontinuance of our installation business segment for the three months ended September 30, 2013, compared with net income of $9,000 during the same period in 2012.

Preferred deemed dividend

On February 15, 2013, we entered into a securities purchase agreement with an institutional accredited investor relating to the sale and issuance of up to 1,150 shares of our newly created Series D Preferred Stock at a price per share equal to the stated value, which is $1,000 per share, for aggregate proceeds of up to $1,000,000. At the initial closing, concurrent with entering the agreement, we issued 150 shares of Series D Preferred, for initial aggregate proceeds of $150,000. After the initial closing, the securities purchase agreement permits the purchaser to exercise a “call” right to purchase additional Series D Preferred in multiple draw downs from time to time until December 31, 2013, subject to certain limits, terms and conditions. In March 2013, we and investors entered into a letter agreement to the securities purchase agreement dated as of February 15, 2013, modifying the number of shares of Series D Preferred Stock to be issued upon settlement of any purchaser draw downs made on or after March 18, 2013, equal to the purchaser investment amount divided by the stated value multiplied by a number agreed upon by the Company and the purchaser, which shall not be higher than 1.67. Subsequently, on March 21, 2013, we issued 167 shares of Series D Preferred for aggregate proceeds of $100,000. On May 13, 2013, we and investors entered into a letter agreement amendment to the securities purchase agreement dated as of February 15, 2013, modifying the number of shares of Series D Preferred Stock that may be issued upon draw downs made on or after May 13, 2013, equal to the purchaser investment amount divided by the stated value multiplied by a number agreed upon by us and the purchaser, which shall not be higher than 3.34. The corresponding conversion price into underlying shares of our common stock is $0.03 per share. On May 13, 2013, we issued 583 shares of Series D Preferred to an investor for aggregate proceeds of $175,000. On August 30, 2013, we entered into an agreement to sell $200,000 in convertible notes. As a result of the sale of these convertible notes and as a result of the contingent conversion feature on the Series C Preferred and Series D Preferred, which reduced the conversion price from $0.03 to $0.02 per share on the Series C and from $0.10 to $0.02 per share on the Series D on the total 147 shares and 930 shares, respectively, of Series C Preferred Stock and Series D Preferred Stock issued and outstanding at August 30, 2013, and which resulted in an increase in the number of common shares issuable, we recognized additional preferred deemed dividends of $36,000 on the Series C Preferred Stock and $465,000 on the Series D Preferred Stock. The net loss attributable to common shareholders reflects both the net loss and the deemed dividend. As a result of the $500,000 loan and security agreement entered into on September 30, 2013, we issued to the lender 50 shares of our Series D Preferred stock for the $50,000 loan origination fee.

Nine Months Ended September 30, 2013 as Compared to Nine Months Ended September 30, 2012

Results of Operations

The following table sets forth, for the periods indicated, certain information related to our operations, expressed in dollars and as a percentage of net sales:
	Nine Months Ended September 30,
	2013		2012
Net revenue	$367,870	100.0%	$4,469,997	100.0%
Cost of goods sold	407,359	110.7%	4,486,541	100.4%
Gross loss	(39,489)	(10.7)%	(16,544)	(0.4)%
Operating expenses
Sales and marketing	804,048	218.6%	1,627,166	36.4%
General and administrative	1,816,338	493.7%	5,185,762	116.0%
Total operating expenses	2,620,386	712.3%	6,812,928	152.4%
Loss from continuing operations	(2,659,875)	(723.0)%	(6,829,472)	(152.8)%
Other income (expense)
Interest income (expense), net	(6,730)	(1.8)%	(71,219)	(1.6)%
Adjustment to the fair value of common stock warrants	9	0.0%	(417,668)	(9.3)%
Other income	420,000	114.2%	—	0.0%
Total other income (expense)	413,279	112.3%	(488,887)	(10.9)%
Loss before provision for income taxes and discontinued operations	(2,246,596)	(610.7)%	(7,318,359)	(163.7)%
Provision for income taxes	—	0.0%	—	0.0%
Net loss from continuing operations	(2,246,596)	(610.7)%	(7,318,359)	(163.7)%
Net income from discontinued operations, net of tax (Note 3)	10,797	2.9%	31,905	0.7%
Net loss	(2,235,799)	(607.8)%	(7,286,454)	(163.0)%
Preferred stock dividend	(124,509)	(33.8)%	(117,618)	(2.6)%
Preferred deemed dividend	(875,304)	(317.2)%	—	0.0%
Net loss attributable to common stockholders	$(3,235,612)	(958.8)%	$(7,404,072)	(165.6)%

Net loss attributable to common stockholders per common and common equivalent share (basic and diluted)	$(0.06)		$(0.40)

Weighted average shares used in computing loss per common share: (basic and diluted)	56,695,767		18,163,851

Net revenue

We generate revenue from the sale of solar power systems. For the nine months ended September 30, 2013, we generated $368,000 of revenue, a decrease of $4.1 million, or 91.8%, compared to $4.5 million of revenue for the nine months ended September 30, 2012. The decrease in revenue was due to limited inventory levels due to supplier relationship issues. In May 2013, we entered into a new supply agreement for assembly of our proprietary modules with Environmental Engineering Group Pty Ltd (“EEG”), an assembler of polycrystalline modules located in Australia. In August 2013, we began receiving product from EEG and began shipping product to customers during the third calendar quarter of this year. We anticipate increased shipments to customers during the fourth quarter of 2013. We have remaining panel inventory on hand as of September 30, 2013 and anticipate receiving a final shipment of product in November 2013, fulfilling our purchase order with EEG. In September 2013, we entered into a second supply agreement for assembly of our proprietary modules with Tianwei New Energy Co, Ltd., a panel supplier located in China. We anticipate beginning to receive product from this new supplier beginning in the first quarter of 2014.

Cost of goods sold

Cost of goods sold as a percent of revenue for the nine months ended September 30, 2013, was 110.7% of net revenue, compared to 100.4% for the nine months ended September 30, 2012. Gross loss for the nine months ended September 30, 2013 was $39,000, or 10.7% of revenue, compared to gross loss of $17,000 or 0.4% of revenue for the same period in 2012. During the nine months ended September 30, 2012, we recorded a $271,000 inventory write-down which represented 32.3% of revenue. This non-cash charge was an adjustment to the carrying value of our older, smaller-format solar panels and older micro-inverter inventory to reflect the decline in market prices compared to our original cost and a write-off of accumulated inventory overhead costs. The decrease in gross margin for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012, was due to higher inventory overhead allocations related to lower revenue volume.

Sales and marketing expenses

Sales and marketing expenses for the nine months ended September 30, 2013 were $804,000, or 218.6% of net revenue as compared to $1.6 million, or 36.4% of net revenue during the same period of the prior year. The $823,000 decrease in sales and marketing expenses for the nine months ended September 30, 2013 compared to the same period in 2012 was primarily due to decreases in payroll and commission costs of $467,000, advertising costs and trade shows expense of $214,000, stock compensation costs of $153,000 and $65,000 in travel costs, partially offset by an increase in licensing fees owed to Westinghouse Electric Corporation of $76,000. The decrease in payroll and stock compensation costs was due to lower headcount.

General and administrative expenses

General and administrative expenses for the nine months ended September 30, 2013 were $1.8 million, or 493.7% of net revenue as compared to $5.2 million, or 116.0% of net revenue during the same period of the prior year. The decrease in general and administrative expense for the nine months ended September 30, 2013 compared to the same period in 2012, was due primarily to lower legal and professional fees by $1.7 million, payroll costs of $626,000, bad debt expense of $387,000, research and development costs of $319,000, insurance expense of $120,000 and travel costs of $48,000. The decrease in legal and professional fees related to the recently terminated CBD merger transaction and patent litigation costs in the prior year. The decrease in payroll and stock compensation costs was due to lower headcount. The decrease in bad debt expense was driven by a $400,000 non-cash write-down of a receivable from a supplier in the prior year. The decrease in research and development costs was due to lower prototype parts and material and lower headcount.

Other Income

During the nine months ended September 30, 2013, we recorded other income of $420,000, net of legal fees, relating to the favorable settlement of a legal dispute relating to a supply agreement with a former customer.

Interest, net

During the nine months ended September 30, 2013, net interest expense was approximately $7,000 compared with net interest expense of $71,000 for the same period in 2012.

Adjustment to the fair value of common stock warrants

During the nine months ended September 30, 2013, the fair value of the warrants was reduced to zero as a result of the decrease in the price of our common stock. During the nine months ended September 30, 2012, we recorded mark-to-market adjustments to reflect the fair value of outstanding common stock warrants accounted for as a liability, resulting in an unrealized loss of $418,000 in our condensed consolidated statements of operations.

Income taxes

During the nine months ended September 30, 2013 and 2012, there was no income tax expense or benefit for federal and state income taxes reflected in our condensed consolidated statements of operations due to our net loss and a valuation allowance on the resulting deferred tax asset.

Net income from continuing operations

Net loss from continuing operations for the nine months ended September 30, 2013 was $2.2 million, compared to a net loss from continuing operations of $7.3 million for the nine months ended September 30, 2012. For the nine months ended September 30, 2012, the net loss included an unfavorable non-cash adjustment to the fair value of common stock warrants of $418,000. Excluding the impact of the common stock warrant adjustment, net loss from continuing operations for the nine months ended September 30, 2012 was $6.8 million, or $0.38 per share.

Gain (loss) from discontinued operations

As a result of the exit from the installation business on September 7, 2010, we recorded an $11,000 net gain from the discontinuance of our installation business segment for the nine months ended September 30, 2013, compared with net income of $32,000 during the same period in 2012.

Preferred deemed dividend

On October 18, 2012, we entered into a securities purchase agreement relating to the sale and issuance of up to 1,245 shares of our Series C Preferred Stock, for aggregate proceeds of up to $1,245,000.  At the initial closing, we sold and issued 750 shares of Series C Preferred, for initial aggregate proceeds of $750,000. On November 2, 2012, we sold an aggregate of 350 additional shares of our Series C Preferred to the purchasers for aggregate proceeds of $350,000.  As a result of the contingent conversion feature on the Series C Preferred, which reduced the conversion price from $0.155 to $0.08 per share on the total 750 shares of Series C Preferred Stock issued and outstanding at November 2, 2012, and which resulted in an increase in the number of common shares issuable, we recognized a preferred deemed dividend of $363,000.

On January 24, 2013, we provided to the purchasers of our Series C Preferred Stock a draw down notice under the purchase agreement. The purchasers agreed to accept the new draw down notice and thereby extend our right to exercise a “put” to sell additional Series C Preferred beyond the securities purchase agreement’s prior expiration date of December 31, 2012. As a result of the draw down, we sold an aggregate of 75 additional shares of Series C Preferred to the purchasers for aggregate proceeds of $75,000. Based on the closing price of our common stock as reported on the OTCQB Marketplace on January 24, 2013 (which was $0.05 per share), the 75 shares of Series C Preferred to be issued pursuant to the draw down would be convertible into 1,500,000 shares of our common stock. A s a result of the contingent conversion feature on the Series C Preferred, which reduced the conversion price from $0.08 to $0.05 per share on the total 720 shares of Series C Preferred Stock issued and outstanding at January 24, 2013, and which resulted in an increase in the number of common shares issuable, we recognized additional preferred deemed dividends of $270,000.

As a result of the January 24, 2013 draw down notice, pursuant to the terms of the outstanding Series B Preferred Stock, the conversion price of the Series B Preferred was reduced from $0.08 per share of common stock to become equal to $0.05, and the conversion price of the Series C Preferred issued under the initial closing was reduced from $0.08 per share of common stock to become equal to $0.05. As a result of the May 13, 2013 draw down notice, the price of the Series B Preferred was further reduced from $0.05 per share of common stock to become equal to $0.03, and the conversion price of the Series C Preferred was also further reduced from $0.05 per share of common stock to $0.03. As of September 30, 2013, there were 823 shares of Series B Preferred that remain outstanding. With the May 13, 2013 draw down, and after recent conversions of our Series C Preferred, there are 97 shares of Series C Preferred that remain outstanding. As a result of our August 30, 2013 financing, the conversion prices of the Series B and Series C Preferred were further reduced from $0.03 per share of common stock to $0.02. After adjustment to the conversion prices as a result of the August 30, 2013 financing, the outstanding Series B Preferred and Series C Preferred would be convertible into 37,020,234 shares and 4,833,350 shares, respectively, of our common stock.

On February 15, 2013, we entered into a securities purchase agreement with an institutional accredited investor relating to the sale and issuance of up to 1,150 shares of our newly created Series D Preferred Stock at a price per share equal to the stated value, which is $1,000 per share, for aggregate proceeds of up to $1,000,000. At the initial closing, concurrent with entering the agreement, we issued 150 shares of Series D Preferred, for initial aggregate proceeds of $150,000. After the initial closing, the securities purchase agreement permits the purchaser to exercise a “call” right to purchase additional Series D Preferred in multiple draw downs from time to time until December 31, 2013, subject to certain limits, terms and conditions. In March 2013, the company and investors entered into a letter agreement to the securities purchase agreement dated as of February 15, 2013, modifying the number of shares of Series D Preferred Stock to be issued upon settlement of any purchaser draw downs made on or after March 18, 2013, equal to the purchaser investment amount divided by the stated value multiplied by a number agreed upon by the Company and the purchaser, which shall not be higher than 1.67.  Subsequently, on March 21, 2013, we issued 167 shares of Series D Preferred for aggregate proceeds of $100,000. On May 13, 2013, we entered into a letter agreement amendment to the securities purchase agreement dated as of February 15, 2013 with certain investors, modifying the number of shares of Series D Preferred Stock that may be issued upon draw downs made on or after May 13, 2013, equal to the purchaser investment amount divided by the stated value multiplied by a number agreed upon by us and the purchaser, which shall not be higher than 3.34. The corresponding conversion price into underlying shares of our common stock is $0.03 per share. On May 13, 2013, we issued 583 shares of Series D Preferred to an investor for aggregate proceeds of $175,000. As a result of the contingent conversion feature on the Series C Preferred, which reduced the conversion price from $0.05 to $0.03 per share on the total 260 shares of Series C Preferred Stock issued and outstanding at May 13, 2013, and which resulted in an increase in the number of common shares issuable, we recognized additional preferred deemed dividends of $104,000. On August 30, 2013, we entered into an agreement to sell $200,000 in convertible notes. As a result of the sale of these convertible notes and as a result of the contingent conversion feature on the Series C Preferred and Series D Preferred, which reduced the conversion price from $0.03 to $0.02 per share on the Series C and from $0.10 to $0.02 per share on the Series D on the total 147 shares and 930 shares, respectively, of Series C Preferred Stock and Series D Preferred Stock issued and outstanding at August 30, 2013, and which resulted in an increase in the number of common shares issuable, we recognized additional preferred deemed dividends of $36,000 on the Series C Preferred Stock and $465,000 on the Series D Preferred Stock. The net loss attributable to common shareholders reflects both the net loss and the deemed dividend.

Liquidity and Capital Resources

We currently face challenges meeting the working capital needs of our business. Our primary requirements for working capital are to fund purchases for solar panels and microinverters, and to cover our payroll and lease expenses. For each quarter in 2013 and for each of the two years in the period ended December 31, 2012, we have incurred net losses and negative cash flows from operations. During the recent years, we have undertaken several equity and debt financing transactions to provide the capital needed to sustain our business. We have dramatically reduced our headcount and other variable expenses. In addition, we expect to incur a net loss from operations for the year ended December 31, 2013. As of September 30, 2013, we had approximately $379,000 in cash on hand.  Based on current cash projections for the remainder of 2013, we intend to address ongoing working capital needs through liquidation of remaining inventory, along with raising additional debt and equity financing.  In January 2013, our board of directors approved actions to dramatically reduce our variable operating costs, including a 12 person employee headcount reduction effective January 15, 2013, for the period through the anticipated merger closing with CBD, which merger was terminated in July 2013. No restructuring charges or severance payments were incurred.  Our revenue levels remain difficult to predict, and we anticipate that we will continue to sustain losses in the near term, and we cannot assure investors that we will be successful in reaching break-even.

During 2012, because of our cash position and liquidity constraints, we were late in making payments to both of our former panel suppliers, Suntech and Lightway. We currently have no unshipped orders from these suppliers. In May 2013, we entered into a new supply agreement for assembly of our proprietary modules with Environmental Engineering Group Pty Ltd (“EEG”), an assembler of polycrystalline modules located in Australia. In August 2013, we began receiving product from EEG and began shipping product to customers during the third calendar quarter of this year. We anticipate increased shipments to customers during the fourth quarter of 2013. We had a limited amount of remaining inventory on hand as of November 1, 2013 and anticipate receiving a final shipment of product in November 2013, fulfilling our purchase order with EEG. In September 2013, we entered into a second supply agreement for assembly of our proprietary modules with Tianwei New Energy Co, Ltd., a panel supplier located in China. We anticipate beginning to receive product from this new supplier beginning in January 2014. Although we believe we can find alternative suppliers for solar panels manufactured to our specifications, our operations would be disrupted unless we are able to rapidly secure alternative sources of supply, our inventory and revenue could diminish significantly, causing disruption to our operations.

Our consolidated financial statements for the years ended December 31, 2012 and 2011 and the three and nine months ended September 30, 2013 and 2012 have been prepared assuming we will continue as a going concern. Our significant operating losses, negative cash flow from operations, and challenges in rapidly securing alternative sources of supply for solar panels, raise substantial uncertainty about our ability to continue as a going concern. Such financial statements do not include any adjustments that might result from the outcome of this uncertainty, and contemplate the realization of assets and the settlement of liabilities and commitments in the normal course of business. There can be no assurance that we will be able to raise additional funds on commercially reasonable terms, if at all. The current economic downturn adds uncertainty to our anticipated revenue levels and to the timing of cash receipts, which are needed to support our operations. It also worsens the market conditions for seeking equity and debt financing. As a result of our delisting from the Nasdaq Capital Market in September 2012, we are no longer eligible to file new registration statements on Form S-3, which may make it more costly and more difficult for us to obtain additional equity financing.  We currently anticipate that we will retain all of our earnings, if any, for development of our business and do not anticipate paying any cash dividends on common stock in the foreseeable future.

Our Equity Purchase Agreement

We entered into the Equity Purchase Agreement with Southridge on January 23, 2014. Pursuant to the Equity Purchase Agreement, Southridge committed to purchase up to $5,000,000 of our common stock, over a period of time terminating on the earlier of: (i) 18 months from the effective date of the registration statement of which this prospectus forms a part; or (ii) the date on which Southridge has purchased shares of our common stock pursuant to the Equity Purchase Agreement for an aggregate maximum purchase price of $5,000,000; such commitment is subject to certain conditions, including limitations based upon the trading volume of our common stock. The purchase price to be paid by Southridge will be 90% of the lowest closing bid price during the Valuation Period.

We may draw on the facility from time to time, as and when we determine appropriate in accordance with the terms and conditions of the Equity Purchase Agreement.  The maximum amount that we are entitled to put in any one notice is such number of shares of common stock as would not cause Southridge’s beneficial ownership to exceed 9.99% of our outstanding shares.

The Equity Purchase Agreement provides for the payment by us of liquidated damages if we do not issue shares of our common stock to Southridge within five days of the closing date of a put.

There are put restrictions applied on days between the put notice date and the closing date with respect to that particular put.  During such time, we are not entitled to deliver another put notice.

There are circumstances under which we will not be entitled to put shares to Southridge, including the following:

●
we will not be entitled to put shares to Southridge unless there is an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), to cover the resale of the shares by Southridge;

●	we will not be entitled to put shares to Southridge unless our common stock continues to be quoted on the OTC-QB and has not been suspended from trading;

●
we will not be entitled to put shares to Southridge  if an injunction shall have been issued and remain in force against us, or action commenced by a governmental authority which has not been stayed or abandoned, prohibiting the purchase or the issuance of the shares to Southridge;

●
we will not be entitled to put shares to Southridge if we have not complied with our obligations and are otherwise in breach of or in default under, the Equity Purchase Agreement, our registration rights agreement with Southridge (the “Registration Rights Agreement”) or any other agreement executed in connection therewith with Southridge;

●	we will not be entitled to put shares to Southridge to the extent that such shares would cause Southridge’s beneficial ownership to exceed 9.99% of our outstanding shares; and

●
we will not be entitled to put shares to Southridge if we take any of the following actions on any trading day after a Draw Down Notice is delivered:
(a)    subdivide or combine shares of common stock;
(b)    pay a dividend in shares of common stock or make any other distribution of shares of common stock, except for dividends paid with respect to any series of preferred stock authorized by us, whether existing now or in the future;
(c)    issue any options or other rights to subscribe for or purchase shares of common stock other than pursuant to the Equity Purchase Agreement, and other than options or stock grants issued or issuable to directors, officers and employees pursuant to a stock option program, whereby the price per share for which shares of common stock may at any time thereafter be issuable pursuant to such options or other rights shall be less than the closing bid price in effect immediately prior to such issuance;
(d)    issue any securities convertible into or exchangeable for shares of common stock and the consideration per share for which shares of common stock may at any time thereafter be issuable pursuant to the terms of such convertible or exchangeable securities shall be less than the closing bid price in effect immediately prior to such issuance;
(e)    issue shares of common stock otherwise than as provided in the foregoing subsections (a) through (d), at a price per share less, or for other consideration lower, than the closing bid price in effect immediately prior to such issuance, or without consideration; or
(f)    make a distribution of our assets or evidences of indebtedness to the holders of common stock as a dividend in liquidation or by way of return of capital or other than as a dividend payable out of earnings or surplus legally available for dividends under applicable law or any distribution to such holders made in respect of the sale of all or substantially all of our assets (other than under the circumstances provided for in the foregoing subsections (a) through (e).

Pursuant to the terms of the Equity Purchase Agreement we agreed to pay to Southridge a commitment fee of of 1,000,000 shares of our common stock (having a value of $24,300 based upon the closing price of our common stock on January 22, 2014), of which 500,000 shares of our common stock will be issued to Southridge on the date that the registration statement of which this prospectus forms a part if declared effective and the remaining 500,000 shares of common stock will be issued on the date that we deliver our first Draw Down Notice to Southridge. Despite our recent financings, we have insufficient cash to operate our business at the current level for the next twelve months and insufficient cash to achieve our business goals. The success of our business plan is contingent upon us obtaining additional financing. We intend to fund operations through debt and/or equity financing arrangements such as the Equity Line and the loan and security agreement discussed below; however there can be no assurance that we will meet the conditions necessary to be able to use the Equity Line or the loan and security agreement. Other than the Equity Line and the loan and security agreement described below, we do not have any formal commitments or arrangements for the sales of stock or the advancement or loan of funds at this time. There can be no assurance that any additional financing will be available to us on acceptable terms, or at all.

Our Loan and Security Agreement

On August 30, 2013, we entered into a securities purchase agreement with certain institutional accredited investors relating to the sale and issuance of a convertible note in the principal amount of $200,000 that matures August 29, 2015 (the "August Convertible Note"). In connection with the closing of the transaction, we entered into an escrow agreement to facilitate the payment of the transaction proceeds to us and the release of the August Convertible Note to the investors. The August Convertible Note bears interest at the rate of 8% per annum compounded annually, is payable at maturity and the principal and interest outstanding under the August Convertible Note are convertible into shares of our common stock, at any time after issuance, at the option of the purchaser, at a conversion price equal to $0.02, subject to adjustment upon the happening of certain events, including stock dividends, stock splits and the issuance of common stock equivalents at a price below the conversion price. Subject to our fulfilling certain conditions, including beneficial ownership limits, the August Convertible Note is subject to a mandatory conversion if the closing price of our common stock for any 20 consecutive days commencing six months after the issue date of the August Convertible Note equals or exceeds $0.04. Unless waived in writing by the purchaser, no conversion of the August Convertible Note can be effected to the extent that as a result of such conversion the purchaser would beneficially own more than 9.99% in the aggregate of our issued and outstanding common stock immediately after giving effect to the issuance of common stock upon conversion.

We have the option of repaying the outstanding principal amount of the August Convertible Note, in whole or in part, by paying the purchaser a sum of money equal to one hundred and twenty percent (120%) of the principal together with accrued but unpaid interest upon 30 days notice, subject to certain beneficial ownership limits. For so long as we have any obligation under the August Convertible Note, we have agreed to certain restrictions regarding, among other things, incurrence of additional debt, liens, amendments to charter documents, repurchase of stock, payment of cash dividends, affiliated transactions. We are also prohibited from entering into certain variable priced agreements until the August Convertible Note is repaid in full, however, we have received a waiver with respect to sales of common stock under the Equity Line.

On November 25, 2013, we entered into a securities purchase agreement with certain institutional accredited investors relating to the sale and issuance of a convertible note in the principal amount of $200,000 that matures November 25, 2015 (the "November Convertible Note").  Although entered into on the same date that we entered into the Equity Purchase Agreement, the November Convertible Note transaction was unrelated to the Equity Purchase Agreement. In connection with the closing of the transaction, we entered into an escrow agreement to facilitate the payment of the transaction proceeds to us and the release of the November Convertible Note to the investors.  The November Convertible Note bears interest at the rate of 8% per annum compounded annually, is payable at maturity and the principal and interest outstanding under the November Convertible Note are convertible into shares of our common stock, at any time after issuance, at the option of the purchaser, at a conversion price equal to $0.02, subject to adjustment upon the happening of certain events, including stock dividends, stock splits and the issuance of common stock equivalents at a price below the conversion price. Subject to our fulfilling certain conditions, including beneficial ownership limits, the November Convertible Note is subject to a mandatory conversion if the closing price of our common stock for any 20 consecutive days commencing six months after the issue date of the November Convertible Note equals or exceeds $0.04. Unless waived in writing by the purchaser, no conversion of the November Convertible Note can be effected to the extent that as a result of such conversion the purchaser would beneficially own more than 9.99% in the aggregate of our issued and outstanding common stock immediately after giving effect to the issuance of common stock upon conversion.

We have the option of repaying the outstanding principal amount of the November Convertible Note, in whole or in part, by paying the purchaser a sum of money equal to one hundred and twenty percent (120%) of the principal together with accrued but unpaid interest upon 30 days notice, subject to certain beneficial ownership limits. For so long as we have any obligation under the November Convertible Note, we have agreed to certain restrictions regarding, among other things, incurrence of additional debt, liens, amendments to charter documents, repurchase of stock, payment of cash dividends, affiliated transactions. We are also prohibited from entering into certain variable priced agreements until the November Convertible Note is repaid in full, however, we have received a waiver with respect to sales of common stock under the Equity Line.

On December 19, 2013, we entered into a securities purchase agreement with certain institutional accredited investors relating to the sale and issuance of a (i) convertible note in the principal amount of $250,000 that matures December 19, 2015 (the "December Convertible Note")and (ii) a five-year warrant exercisable for 6,250,000 shares of common stock at an exercise price of $0.02 per share, subject to adjustment upon the happening of certain events. In connection with the closing of the transaction, we entered into an escrow agreement to facilitate the payment of the transaction proceeds to us and the release of the December Convertible Note to the investors. The December Convertible Note bears interest at the rate of 8% per annum compounded annually, is payable at maturity and the principal and interest outstanding under the December Convertible Note are convertible into shares of our common stock, at any time after issuance, at the option of the purchaser, at a conversion price equal to $0.02, subject to adjustment upon the happening of certain events, including stock dividends, stock splits and the issuance of common stock equivalents at a price below the conversion price. Subject to our fulfilling certain conditions, including beneficial ownership limits, the December Convertible Note is subject to a mandatory conversion if the closing price of our common stock for any 20 consecutive days commencing six months after the issue date of the December Convertible Note equals or exceeds $0.04. Unless waived in writing by the purchaser, no conversion of the December Convertible Note can be effected to the extent that as a result of such conversion the purchaser would beneficially own more than 9.99% in the aggregate of our issued and outstanding common stock immediately after giving effect to the issuance of common stock upon conversion.

The holder of the August Convertible Note, November Convertible Note and December Convertible Note provided its consent to our consummation of transactions under the Equity Line.

Our Line of Credit

On February 15, 2011, we entered into a Business Financing Agreement (the "2011 Credit Facility") with Bridge Bank, National Association (“Bridge Bank”) to finance our accounts receivables. The 2011 Credit Facility provided for a credit limit of $750,000, representing the maximum amount of advances based on up to 50% of $1.5 million of gross eligible accounts receivables. The 2011 Credit Facility was terminated on August 16, 2013.

Equity Financing Activity

On February 17, 2011, we entered into a securities purchase agreement with certain institutional accredited investors relating to the sale of 4,000 units at a price of $900 per unit. Each unit consists of (i) one share of Series B Preferred Stock, convertible into shares of common stock, and (ii) warrants to purchase shares of common stock, which warrants were not exercisable until six months after issuance and have a term of five years from the date of first exercisability. The aggregate purchase price for the Securities was $3,600,000. As a result of several equity financings after the sale of the foregoing units, the conversion price of the Series B Preferred and the exercise price of the Series K Warrants have been reduced. Currently, the conversion price of the Series B Preferred is $0.02 per share of common stock and the exercise price of the Series K warrant is $0.40 per share of common stock.

On August 16, 2011, we entered into a securities purchase agreement with an institutional accredited investor relating to the sale of 990,099 shares of common stock at a price of $1.01 per share, along with the sale of Series L Warrants to purchase up to 643,564 shares of common stock (65% of the number of shares of common stock initially issued) at an exercise price of $1.17 per share. The warrants were not exercisable until six months after issuance and have a term of five years from the date they are first exercisable. The aggregate purchase price for the shares and the warrants was $1,000,000. Under the securities purchase agreement, we agreed to amend the outstanding Series J Warrants, such that the exercise price of the Series J Warrants was reduced from $2.44 per share to $1.17 per share. In addition, each of the Series J Warrants, (i) was not exercisable until the six month anniversary of the closing under the August 16, 2011 securities purchase agreement, and (ii) the expiration date is extended such that the warrant is exercisable for five years from the delayed initial exercise date. The outstanding Series J Warrants were originally issued on October 7, 2010, and represent the right to purchase up to an aggregate of 400,001 shares of common stock.

On September 28, 2011, we entered into a securities purchase agreement with an institutional accredited investor relating to the sale of 500,000 shares of common stock at a price of $0.80 per share, along with the sale of Series M Warrants to purchase up to 325,000 shares of common stock (65% of the number of shares of common stock initially issued) at an exercise price of $0.81 per share. The warrants were not exercisable until six months after issuance and have a term of five years from the date they are first exercisable. The aggregate purchase price for the shares and the warrants was $500,000. Under the securities purchase agreement, we agreed to amend the outstanding Series L Warrants, such that the exercise price of the Series L Warrants was reduced from $1.17 per share to $0.81 per share. In addition, each of the Series L Warrants, (i) was not exercisable until the six month anniversary of the closing under the September 28, 2011 securities purchase agreement, and (ii) the expiration date was extended such that the warrant is exercisable for five years from the delayed initial exercise date. The outstanding Series L Warrants were originally issued on August 16, 2011, and represent the right to purchase up to an aggregate of 643,564 shares of common stock.

On December 30, 2011, we entered into a securities purchase agreement with CBD, relating to the sale of 1,666,667 shares of common stock at a price of $0.60 per share. The aggregate purchase price was $1,000,000. In August 2013, we terminated our  our proposed merger with CBD.

On March 30, 2012, we entered into an amendment with the outstanding Series K warrants (Series K Amendment) removing the provision for any future price adjustment to the exercise price. On March 30, 2012, the fair value of the warrants was estimated using Black-Scholes with the following weighted average assumptions: risk-free interest rate of 0.5%, an expected life of 3.0 years; an expected volatility factor of 109.3% and a dividend yield of 0.0%. The fair value of the warrants decreased to $481,000 as of March 30, 2012 and we recognized a $425,000 unfavorable non-cash adjustment from the change in fair value of these warrants during the three months ended March 31, 2012. As a result of the March 30, 2012 Series K Amendment the fair value of the warrants of $481,000 was reclassified from warrant liability to equity.

On March 30, 2012, pursuant to our supply agreement with Lightway, we issued 1,900,000 shares of our common stock to them. The shares were issued at $0.55 per share based on the latest closing sale price on the date of issuance.

On August 14, 2012, we entered into a securities purchase agreement with an institutional accredited investor relating to the sale of 2,000,000 shares of our common stock at a price of $0.25 per share. The aggregate purchase price was $500,000.

On October 18, 2012, we entered into a securities purchase agreement with certain institutional accredited investors relating to the sale and issuance of up to 1,245 shares of our newly created Series C 8% Convertible Preferred Stock at a price of $1,000 per share, for aggregate proceeds of up to $1,245,000.  At the initial closing, we sold and issue 750 shares of Series C Preferred, for initial aggregate proceeds of $750,000.  Subsequently, on November 2, 2012, we sold and issued 350 shares of Series C Preferred for proceeds of $350,000. On January 24, 2013, we provided to the purchasers of our Series C Preferred Stock a draw down notice under the purchase agreement. The purchasers agreed to accept the new draw down notice and thereby extend our right to exercise a “put” to sell additional Series C Preferred beyond the securities purchase agreement’s prior expiration date of December 31, 2012. As a result of the draw down, we sold an aggregate of 75 additional shares of Series C Preferred to the purchasers for aggregate proceeds of $75,000. Based on the closing price of our common stock as reported on the OTCQB Marketplace on January 24, 2013 (which was $0.05 per share), the 75 shares of Series C Preferred to be issued pursuant to the draw down would be convertible into 1,500,000 shares of our common stock.

As a result of the January 24, 2013 draw down notice, pursuant to the terms of the outstanding Series B Preferred Stock, the conversion price of the Series B Preferred was reduced from $0.08 per share of common stock to become equal to $0.05, and the conversion price of the Series C Preferred issued under the initial closing was reduced from $0.08 per share of common stock to become equal to $0.05. As a result of the May 13, 2013 draw down notice, the price of the Series B Preferred was further reduced from $0.05 per share of common stock to become equal to $0.03, and the conversion price of the Series C Preferred was also further reduced from $0.05 per share of common stock to $0.03. As of September 30, 2013, there were 823 shares of Series B Preferred that remain outstanding. With the May 13, 2013 draw down, and after recent conversions of our Series C Preferred, there are 97 shares of Series C Preferred that remain outstanding. As a result of our August 30, 2013 financing, the conversion price of the Series B Preferred was further reduced from $0.03 per share of common stock to $0.02 and the conversion price of the Series C Preferred was also further reduced from $0.03 per share of common stock to $0.02. After adjustment to the conversion prices as a result of the August 30, 2013 financing, the outstanding Series B Preferred and Series C Preferred would be convertible into 37,020,234 shares and 4,833,350 shares, respectively, of our common stock.

Preferred in multiple draw downs from time to time until December 31, 2013, subject to certain limits, terms and conditions. In March 2013, the Company and investors entered into a letter agreement to the securities purchase agreement dated as of February 15, 2013, modifying the number of shares of Series D Preferred Stock to be issued upon settlement of any purchaser draw downs made on or after March 18, 2013, equal to the purchaser investment amount divided by the stated value multiplied by a number agreed upon by the Company and the purchaser, which shall not be higher than 1.67.  Subsequently, on March 21, 2013, we issued 167 shares of Series D Preferred for aggregate proceeds of $100,000. On May 13, 2013, the Company and investors entered into a letter agreement amendment to the securities purchase agreement dated as of February 15, 2013, modifying the number of shares of Series D Preferred Stock that may be issued upon draw downs made on or after May 13, 2013, equal to the purchaser investment amount divided by the stated value multiplied by a number agreed upon by the Company and the purchaser, which shall not be higher than 3.34. The corresponding conversion price into underlying shares of our common stock is $0.03 per share. On May 13, 2013, we issued 583 shares of Series D Preferred to an investor for aggregate proceeds of $175,000. A s a result of the contingent conversion feature on the Series C Preferred, which reduced the conversion price from $0.05 to $0.03 per share on the total 260 shares of Series C Preferred Stock issued and outstanding at May 13, 2013, and which resulted in an increase in the number of common shares issuable, we recognized additional preferred deemed dividends of $104,000. On August 30, 2013, we entered into an agreement to sell $200,000 in convertible notes. As a result of the sale of these convertible notes and as a result of the contingent conversion feature on the Series C Preferred and Series D Preferred, which reduced the conversion price from $0.03 to $0.02 per share on the Series C and from $0.10 to $0.02 per share on the Series D on the total 147 shares and 930 shares, respectively, of Series C Preferred Stock and Series D Preferred Stock issued and outstanding at August 30, 2013, and which resulted in an increase in the number of common shares issuable, we recognized additional preferred deemed dividends of $36,000 on the Series C Preferred Stock and $465,000 on the Series D Preferred Stock. The net loss attributable to common shareholders reflects both the net loss and the deemed dividend. As a result of the $500,000 loan and security agreement entered into on September 30, 2013, we issued to the lender 50 shares of our Series D Preferred stock for the $50,000 loan origination fee.

Cash flow analysis

Our primary capital requirement is to fund purchases of solar panels and inverters. Significant sources of liquidity are cash on hand, cash flows from operating activities, working capital and proceeds from equity financings. As of September 30, 2013, we had approximately $379,000 in cash on hand. Our potentially available $5,000,000 Equity Line is subject to limitations and conditions and our $500,000 Credit Facility is subject to limitations based on the level of our qualifying accounts receivable and inventory.

Cash used in operating activities was approximately $790,000 for the nine months ended September 30, 2013. Cash provided by operating activities was primarily due to a $1.2 million increase in accounts payable, a $243,000 decrease in accounts receivable, a $197,000 decrease in prepaid expenses and other current assets, and a $122,000 decrease in other receivables, partially offset by a $419,000 decrease in accrued liabilities, a $62,000 decrease in liabilities of discontinued operations and a $62,000 increase in inventory. The increases and decreases in assets and liabilities were primarily due to the timing of payments and receipts.

Cash provided by financing activities was approximately $1.0 million for the nine months ended September 30, 2013. During the nine months ended September 30, 2013, we received $550,000 in proceeds from a preferred stock offering, less $56,000 in payment of placement agent fees and $350,000 in borrowings on our line of credit and $201,000 in borrowings from a note payable.

Cash used in operating activities was approximately $2.5 million for the years ended December 31, 2012. Excluding non-cash items of $704,000 of stock-based compensation expense, $485,000 in bad debt expense and $417,000 of unrealized loss on the fair value adjustment of common stock warrants cash used in operating activities was primarily due to a $625,000 increase in other assets, a $172,000 increase in accrued liabilities and accrued warranty and a $509,000 decrease in accounts payable, offset by a $2.9 million decrease in inventory, a $646,000 decrease in accounts receivable, and a $559,000 decrease in prepaid expenses and other current assets. Cash used in operating activities was approximately $4.5 million for the year ended December 31, 2011. Excluding non-cash items of $2.6 million of unrealized gain on the fair value adjustment of common stock warrants and stock-based compensation expense of $1.1 million, cash used in operating activities was primarily due to a $536,000 increase in other assets, a $454,000 increase in other receivables, a $384,000 decrease in liabilities of discontinued operations and a $218,000 increase in accounts receivable, offset by a $2.4 million increase in accounts payable and a $531,000 decrease in assets of discontinued operations – short term. The increases and decreases in assets and liabilities were primarily due to the timing of payments and receipts.

During the year ended December 31, 2012, cash provided by investing activities was $3,000 from proceeds from disposal of property and equipment. Cash provided by investing activities was $180,000 for the December 31, 2011, primarily due to $235,000 in proceeds from disposal of property and equipment from discontinued operations and $19,000 in proceeds from disposal of property and equipment, partially offset by $73,000 in acquisitions of property and equipment.

Cash provided by financing activities was approximately $1.3 million for the year ended December 31, 2012. During the year ended December 31, 2012, we received $1.1 million in proceeds from a preferred stock offering, less $45,000 in payment of placement agent fees, $500,000 in proceeds from a securities purchase agreement, less $183,000 in payment of placement agent and registration fees and $283,000 from the exercise of warrants, partially offset by the repayment of notes payable of $283,000 and the repayment of $92,000 on our line of credit. Cash provided by financing activities was approximately $5.1 million for the year ended December 31, 2011. During the year ended December 31, 2011, we received net proceeds of $5.2 million from the issuance of common and preferred stock, partially offset by the repayment of notes payable of $168,000.

Application of Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the reporting of assets, liabilities, sales and expenses, and the disclosure of contingent assets and liabilities. Note 2 to our consolidated financial statements for the years ending December 31, 2012 and 2011 as filed in our Annual Report on Form 10-K provides a summary of our significant accounting policies, which are all in accordance with generally accepted accounting policies in the United States. Certain of our accounting policies are critical to understanding our consolidated financial statements, because their application requires management to make assumptions about future results and depends to a large extent on management’s judgment, because past results have fluctuated and are expected to continue to do so in the future.

The application of the accounting policies described in the following paragraphs is highly dependent on critical estimates and assumptions that are inherently uncertain and highly susceptible to change. For all these policies, we caution that future events rarely develop exactly as estimated, and the best estimates routinely require adjustment. On an ongoing basis, we evaluate our estimates and assumptions, including those discussed below.

Revenue recognition. Revenue from sales of products is recognized when: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sale price is fixed or determinable, and (4) collection of the related receivable is reasonably assured. We recognize revenue when the solar power systems are shipped to the customer.

Inventory. Inventory is stated at the lower of cost (on an average basis) or market value. We determine cost based on our weighted-average purchase price and include both the costs of acquisition and the shipping costs in our inventory. We regularly review the cost of inventory against its estimated market value and record a lower of cost or market write-down to cost of goods sold, if any inventory has a cost in excess of estimated market value. Our inventory generally has a long life cycle and obsolescence has not historically been a significant factor in its valuation.

Long-lived assets. We periodically review our property and equipment and identifiable intangible assets for possible impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. Assumptions and estimates used in the evaluation of impairment may affect the carrying value of long-lived assets, which could result in impairment charges in future periods. Significant assumptions and estimates include the projected cash flows based upon estimated revenue and expense growth rates and the discount rate applied to expected cash flows. In addition, our depreciation and amortization policies reflect judgments on the estimated useful lives of assets.

Patent costs.   We capitalize external legal costs and filing fees associated with obtaining or defending our patents. Upon issuance of new patents or successful defense of existing patents, we amortize these costs using the straight line method over the shorter of the legal life of the patent or its economic life. We believe the remaining useful life we assign to these patents, approximately 11.25 years as of September 30, 2013, are reasonable. We periodically review our patents to determine whether any such cost have been impaired and are no longer being used. To the extent we are no longer using certain patents, the associated costs will be written off at that time.

Stock-based compensation.  We use the Black-Scholes-Merton Options Pricing Model (Black-Scholes) to estimate fair value of our employee and our non-employee director stock-based awards. Black-Scholes requires various judgmental assumptions, including estimating stock price volatility, expected option life and forfeiture rates. We measure compensation expense for non-employee stock-based compensation under ASC 505-50, “Equity-Based Payments to Non-Employees.”  The fair value of the option issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The estimated fair value is measured utilizing Black-Scholes using the value of our common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete.

Warranty provision.  The manufacturer directly warrants the solar panels and inverters for a range from 15 to 25 years. We warrant the balance of system components of our products against defects in material and workmanship for five years. We assist our customers in the event of a claim under the manufacturer warranty to replace a defective solar panel or inverter.

Common stock warrant liabilities.   In March 2009 and February 2011, we issued warrants to purchase shares of our common stock in connection with certain capital financing transactions. The terms of the warrant agreements related to these two offerings contained a cash-out provision which may be triggered at the option of the warrant holders if we “go private,” is acquired for all cash or upon the occurrence of certain other fundamental transactions involving us. In addition, the terms of the warrant agreement related to the February 2011 offering contain a provision that may require us to reduce the exercise price of the warrants to purchase shares of our common stock upon the occurrence of certain lower-priced future offerings of our equity securities. Under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, Distinguishing Liabilities from Equity (“ASC 480”), financial instruments that may require the issuer to settle the obligation by transferring assets or to reduce the exercise price of its warrants to purchase shares of its common stock are classified as a liability. Therefore, we have classified the warrants as liabilities and will record mark-to-market adjustments to reflect the fair value at each period end.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements (as defined in the applicable regulations) that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Inflation

We believe that inflation has not had a material impact on our historical results of operations; however, there can be no assurance that our business will not be affected by inflation in the future.

Seasonality

Our quarterly operating results may vary significantly from quarter to quarter as a result of seasonal changes in weather as well as state or Federal subsidies. Historically, sales are highest during the third and fourth quarters as a result of good weather and robust bookings in the second quarter.

Significant Accounting Policies and Estimates

There have been no material changes or developments to the significant accounting policies discussed in our Notes to Financial Statements for the year ended December 31, 2012 or accounting pronouncements issued or adopted, except as described below.

Recently Adopted Accounting Standards

In January 2013, the FASB issued ASU No. 2013-01, which is included in ASC 210, “Balance Sheet”, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (ASU No. 2013-01). This update clarifies that the scope of ASU 2011-11: “Disclosures about Offsetting Assets and Liabilities” applies only to derivatives accounted for under ASC 815 “Derivatives and Hedging” , included bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities lending transactions that are either offset in accordance with ASC 210-20-45 or ASC 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. ASU No. 2013-01 is effective for fiscal years and interim periods within those years, beginning on or after January 1, 2013. Entities should provide the required disclosures retrospectively for all comparative periods presented. The adoption of this guidance impacts presentation disclosures only and did not have an impact on our consolidated financial position, results of operation or cash flows.

In February 2013, the FASB issued ASU No. 2013-02, which is included in ASC 220, “Comprehensive Income”, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU NO. 2013-02”). This update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. Generally Accepted Accounting Principles (US GAAP) to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under US GAAP that provide additional detail about those amounts. The amendments of ASU No. 2013-02 do not change the current requirements for reporting net income or other comprehensive income in financial statements. ASU No. 2013-02 is effective for fiscal years and interim periods within those years, beginning on or after December 15, 2012. Early adoption is permitted. The adoption of this guidance impacts presentation disclosures only and did not have an impact on our consolidated financial position, results of operation or cash flows.

In February 2013, the FASB issued ASU No. 2013-04, which is included in ASC 405, “Liabilities”, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date”. This update provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation with the scope of this guidance is fixed at the reporting date, except for obligations addressed within existing guidance in US GAAP. Examples of obligations within the scope to ASU No. 2013-04 include debt arrangements, other contractual obligations, and settled litigation and judicial rulings. ASU No. 2013-04 is effective for fiscal years and interim periods within those years beginning after December 5, 2013. Entities should provide the required disclosures retrospectively for all comparative periods presented. The adoption of this guidance impacts presentation disclosures only and will not have an impact on our consolidated financial position, results of operation or cash flows.

In March 2013, the FASB issued ASU No. 2013-05, which is included in ASC 830, “Foreign Currency Matters”, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (“ASU 2013-05”). This update resolves the diversity in practice regarding the release into net income of the cumulative translation adjustment upon derecognition of a subsidiary or group of assets within a foreign entity. ASU No. 2013-05 is effective for fiscal years and interim periods within those years beginning after December 5, 2013. ASU No. 2013-05 is not expected to have a material impact on our consolidated financial position, results of operation or cash flows.

 DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Executive Officers

The following table contains information with respect to our current executive officers and directors.

Name	Age	Position
Margaret Randazzo	46	President, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary and Director

Edward L. Bernstein	61	Chairman of the Board of Directors

Mark L. Kalow	58	Director

Ron Kenedi	65	Director

Edward Roffman	63	Director

Each director holds office until the next annual meeting of stockholders or until their successor has been duly elected and qualified. Executive officers are elected annually and serve at the discretion of our board of directors.

Margaret Randazzo, President, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary and Director. Ms. Randazzo became the Company’s Chief Executive Officer on May 7, 2012 and a director on November 9, 2011. Ms. Randazzo is also the Company’s Chief Financial Officer beginning in December 2009, after serving as the Company’s Controller since the end of 2008. The Board’s Nominating and Corporate Governance Committee decided that Ms Randazzo should serve on the Company’s Board based on her personal and professional qualities, including her proven integrity, sound judgment, achievements in business, business understanding, and her familiarity with and understanding of the Company’s business. Ms Randazzo brings to the Board significant executive leadership, operational experience, achievements in financial and accounting matters, an overall business understanding, as well as his familiarity and knowledge regarding public companies and corporate governance issues that public companies face which make her an ideal board candidate. Ms. Randazzo began her career as a manager in the Audit and Business Advisory Division of Arthur Andersen LLP in Dallas. In 1996, she joined the Fort Worth Star-Telegram as a financial planning manager and in 1998, was named vice president and chief financial officer of the Star-Telegram. In 2001, Randazzo joined the Star-Telegram's corporate parent, Knight Ridder, and held positions of increasing responsibility at the company, including vice president and controller and special assistant to the president. In 2006, upon the McClatchy Company's acquisition of Knight Ridder, Ms. Randazzo was named president and publisher of The Modesto Bee and had oversight of the Merced Sun-Star. Ms. Randazzo earned a bachelor's of business administration degree in accounting from the University of Oklahoma and is a certified public accountant in the state of Texas.

Ed Bernstein, Director.   Mr. Bernstein has been a director since September 2010.   Mr. Bernstein has been a director since August 2010. The Board’s Nominating and Corporate Governance Committee decided that Mr. Bernstein should serve on the Company’s Board based on his personal and professional qualities, including his proven integrity, absence of conflicts of interest, sound judgment, achievements in business, business understanding, and available time to dedicate to the role. Mr. Bernstein brings to the Board significant executive leadership, operational experience and strong corporate governance expertise through his prior business experience and his prior service on the board of other public companies. Due to his business background, he has a broad understanding of the operational, financial and strategic issues facing public companies. From April 2008 until March 6, 2013, Mr. Bernstein had been the CEO and of Propell Corporation and he also served as a director of Propell from April 2008 until July 1, 2013, an e-commerce provider he cofounded that enables schools and nonprofits to sell merchandise online for fundraising and other programs.  Mr. Bernstein is also co-founder of Creekside LLC, a private technology consulting company. From April 2002 to October 2006 Mr. Bernstein served as Chief Executive Officer and co-founder of PhotoTLC, Inc.  Mr. Bernstein also co-founded Palladium Interactive, Inc., and was an officer of Broderbund Software, Inc., and The Software Toolworks, Inc. (later renamed Mindscape, Inc.).

Mark Kalow, Chairman of the Board of Directors. Mr. Kalow has been a director since December 2011 and was appointed as Lead Independnt Director on May 8, 2012 and Chairman of the Board of Directors on November 6, 2013.   Mr. Kalow’s financial management and legal background provides him with a broad understanding of the financial and legal issues facing the Company, the financial markets and the financing opportunities available to the Company. His prior service on the board of other public companies has provided him with a strong corporate governance expertise and an understanding of the proper role and function of the Board. Since 2004, Mr. Kalow has been a Managing Director at Soquel Group, a consulting firm specializing in Intellectual Property and Business Development. He currently serves on the board of directors of Rope Partner (2010), a wind energy service company, LSF Network (2002), an e-marketing services company, Propell Corporation (PROP.OB) (2008), a supplier of e-commerce solutions, Dogfish Software (2008), a software services provider, and Pure Depth, Inc. (2006), a display technology licensing company.  From 2004 through 2008, Mr. Kalow served on the Board of Photoworks, Inc., and from 1998 through 1999, served as CEO of Live Picture, Inc.  Mr. Kalow graduated in 1975 with a Bachelor of Science degree in Management from the Massachusetts Institute of Technology and in 1977 received a Masters in Business Administration with a concentration in financial management from the University of Chicago.

Ron Kenedi, Director.   Mr. Kenedi has been a director since January 2011. The Board’s Nominating and Corporate Governance Committee decided that Mr. Kenedi should serve on the Company’s Board based on his personal and professional qualities, including his proven integrity, absence of conflicts of interest, sound judgment, achievements in business and company management, business understanding, and available time to dedicate to the role. Mr. Kenedi’s management roles with other solar energy companies and his expertise in the solar industry make him a valuable member of our Board. Mr. Kenedi is CEO of Solar Generation Network, a lead generation marketing company. He is also the President of Ron Kenedi Consulting. From 2002 through 2010, Mr. Kenedi served as vice president of Sharp Electronics Corporation’s Solar Energy Solutions Group. Mr. Kenedi was responsible for the establishment and expansion of Sharp’s North American solar division and played a key role in achieving several milestones in the solar arena. From 1999 to 2002, Mr. Kenedi was vice president of sales and marketing for Photocomm/Kyocera Solar. In this capacity, he created and developed the organization’s dealer network, and expanded Kyocera’s U.S. market share from 5 to 20 percent within two years.  Mr. Kenedi launched “SOLA in NOLA,” which supplied solar power systems to New Orleans communities impacted by Hurricane Katrina. Mr. Kenedi has served as a solar industry spokesperson and is a member of the Solar Energy Industry Association (SEIA), the California Solar Energy Industry Association (CALSEIA), the Arizona Solar Energy Industry Association (ARISEIA) and The International Solar Energy Society (ISEIA). In 1969, Mr. Kenedi earned a Bachelor of Arts (Magnum cum Laude), from the State University of New York at Stony Brook.

Edward Roffman, Director.   Mr. Roffman has been a director since August 2006. The Board’s Nominating and Corporate Governance Committee decided that Mr. Roffman should serve on the Company’s Board based on his personal and professional qualities, including his proven integrity, achievements in financial and accounting matters, absence of conflicts of interest, demonstrated sound judgment, overall business understanding, and available time to dedicate to the role. Mr. Roffman’s achievements in financial and accounting matters, his overall business understanding, as well as his familiarity and knowledge regarding public companies and corporate governance issues that public companies face make him an ideal board candidate. His familiarity with GAAP and  Sarbanes Oxley provide him with the ability to understand and evaluate complex accounting issues. Since January 2011 Mr. Roffman served as Chief Financial Officer of Emerge Digital, Inc. Emerge is in the online video advertising business. Prior to Emerge, he served as the part-time Chief Financial Officer of Public Media Works, Inc. (October 2010 to October 2011) (Public Media Works was in the video rental business) and from January 2008 to December 2009, Mr. Roffman was the part-time Chief Financial Officer of Cryptic Studios, a developer of massively multiplayer video games. Mr. Roffman has also been a principal of Creekside, LLC, a consulting firm which specializes in the software, internet and consumer products industries. Mr. Roffman currently serves on the board of Caldera Pharmaceutical, Inc. (OTCBB). Caldera is a research and development company engaged in various aspects of drug discovery. The cornerstone of its business is its unique technology based on direct chemical analysis of protein-drug combinations by means of micro X-ray fluorescence. Mr. Roffman is a CPA with over 40 years of experience in accounting and finance. Mr. Roffman earned a BBA in accounting from Temple University.

There are no family relationships among our directors, nominees for director and executive officers.

Summary Compensation Table

The following Summary Compensation Table sets forth certain information about the compensation paid, earned or accrued for services rendered to us in all capacities for the years ended December 31, 2013 and 2012 by our President, Chief Executive Officer, and Chief Financial Officer and our other most highly compensated executive officers (our “Named Executive Officers”). We did not have any other executive officers in the year ended December 31, 2012 that were paid or earned compensation in excess of $100,000 for services rendered during such years.

Name and Principal Position	Year	Salary	Stock Awards(1)	Option Awards(1)	All Other Compensation		Total

Margaret Randazzo, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer	2013	$216,563	$9,430	$—	$1,200	(2)	$227,193
	2012	$212,652	$10,633	$—	$1,899	(3)	$225,184

(1)
The amounts in this column represent the aggregate grant date fair values of the restricted stock and the option awards granted to the executive in each of the years in accordance with stock compensation accounting. See “Stock Incentive Plan” footnote in the Notes to our Consolidated Financial Statements for the year ended December 31, 2012, for a discussion of all assumptions made by us in determining the valuation of the equity awards.

(2)	Represents reimbursement for cell phone expense.
(3)	Represents reimbursement of medical insurance.

Outstanding Equity Awards at Year-End

The following table sets forth certain information relating to equity awards outstanding as of December 31, 2013 for the Named Executive Officer.

	Option Awards					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (1) (#)	Number of Securities Underlying Unexercised Options Unexercisable (1) (#)	Option Exercise Price ($/Sh)	Option Expiration Date	Number of Shares of Stock that Have Not Vested (2) (#)	Market Value of Shares or Units that Have Not Vested (2) ($)
Margaret Randazzo	02/01/2009	12,500	—	$7.40	01/31/2014	—	—
	12/04/2009	18,750	—	$4.00	12/03/2014	—	—
	07/26/2010	18,750	—	$0.87	07/26/2015	—	—
	07/26/2010	—	—	$—	—	1,250	31
	02/15/2011	41,667	20,833	$2.16	02/14/2016	—	—
	03/01/2012	—	—	$—	02/14/2016	—	—
	11/06/2013	833,250	1,666,750	$0.03	11/05/2018	937,500	23,438

(1)	Options granted vest over a three-year period beginning on each anniversary of the date of grant.
(2)	Unless otherwise indicated, restricted stock vests as to one-fourth of the shares over a four-year vesting period beginning on each anniversary of the date of grant.

Option Exercises and Stock Vested

The following table sets forth certain information relating to the exercise of stock options and the vesting of stock awards during the year ended December 31, 2013 for each Named Executive Officer.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Margaret Randazzo	—	$—	314,375	$9,430

Employment Agreements and Post Termination Compensation

On May 7, 2012, Margaret Randazzo was appointed as the Company’s interim chief executive officer, president, and secretary. She also continued in her capacity as the chief financial officer. In connection with her appointment as the Company’s interim CEO, the Company entered into an employment agreement pursuant to which the Company will pay Ms. Randazzo an annual gross salary of $225,000 until December 31, 2012 or the earlier closing of the Merger, upon which a reasonably acceptable successor position will be agreed upon between the parties, with a salary of not less than $225,000 on an annual basis, and a target bonus not less than 45% of the base salary. In addition to Ms. Randazzo’s salary as interim CEO, she was also eligible to participate in the Company’s bonus program (with a target bonus of $100,000, of which 50% would be payable in stock of the Company or a successor employer (valued at the VWAP (Volume Weighted Average Price) for the 10 trading days preceding the consummation of the Merger) and 50% would be payable in cash in the last payroll distribution of December 2012), plus health and other benefits programs. There was no bonus paid to Ms. Randazzo’s for the year ended December 31, 2013, due to the Company’s limited financial resources. On July 18, 2013 the Company terminated its Merger Agreement with CBD and thus, Ms. Randazzo’s employment agreement is no longer in effect.

Director Compensation

In addition to reimbursement for reasonable expenses incurred in the performance of their duties as directors, including participation on the Board of Directors and its committees during 2013, we compensated our non-employee directors as follows:

●
We granted options to purchase 975,000 shares of common stock under the Company’s Stock Plan, which vest annually over three year period, with first one-third vesting on date of grant and second and third vestings occurring on November 6, 2014 and November 6, 2015, respectively.

All grants of options to purchase common stock and restricted common stock received by non-employee directors for services as a Board member are made subject to forfeiture in the event of termination of service on the Board.

The following table sets forth certain information concerning the compensation paid or earned by the Directors who were not Named Executive Officers for services rendered in all capacities during the fiscal year ended December 31, 2013.

Name	Fees Earned or Paid in Cash	Restricted Stock Awards Aggregate Fair Value	Stock Option Awards Aggregate Fair Value (1)	Total
Edward L. Bernstein	$—	$—	$16,051	$16,051
Mark L. Kalow	$—	$—	$16,051	$16,051
Ron Kenedi	$—	$—	$16,051	$16,051
Edward Roffman	$—	$—	$16,051	$16,051

(1)
The amounts in this column represent the aggregate grant date fair values of the restricted stock  granted to the director during the year ended December 31, 2013 in accordance with stock compensation accounting. See “Stock Incentive Plan” footnote in the Notes to our Consolidated Financial Statements contained in our Form 10-K for the year ended December 31, 2012, for a discussion of all assumptions made by us in determining the valuation of the equity awards.

On November 6, 2013, the Company issued to each non-employee director an option exercisable for 975,000 share of our common stock, vesting over a three year period, one-third on the date of grant and one-third on each of November 6, 2014 and November 6, 2015.

Committees of the Board of Directors and Meeting Attendance

The Company has standing Nominating and Corporate Governance, Audit, and Compensation Committees of the Board of Directors.

The Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee (the “Nominating Committee”) is comprised of Messrs. Bernstein, Kalow, Kenedi and Roffman. The Nominating Committee of the Board of Directors performs the functions typical of a nominating committee, including: (i) developing and recommending corporate governance principles and procedures applicable to the Board of Directors and the Company’s employees; (ii) recommending committee composition and assignments; (iii) identifying individuals qualified to become directors; (iv) recommending director nominees; (v) recommending whether incumbent directors should be nominated for re-election to the Board of Directors and (vi) reviewing the adequacy of the Nominating Committee charter.

The Audit Committee. The Audit Committee is comprised of Messrs. Bernstein, Kalow, and Roffman. Our Board has designated Mr. Roffman our audit committee financial expert as defined in Item 407(d)(5)(ii) of Regulation S-K and the Chairman of the Audit Committee.  The Audit Committee of the Board of Directors has the authority and responsibility to select, evaluate and, when appropriate, replace the company’s independent registered public accounting firm. The Audit Committee monitors the activities of the Company’s external auditors, including the audit scope, the external audit fees, auditor independence matters and the extent to which the independent auditors may be retained to perform advisory services. The Audit Committee also reviews the results of the external audit work to assess the adequacy and appropriateness of the Company’s financial and accounting controls. The Audit Committee reviews changes in accounting standards that impact the Company’s financial statements and discusses with management major events, including legal matters and tax audits, which may have significant financial impact or are the subject of discussions with the independent auditors. In addition, the Audit Committee oversees the Company’s internal audit and compliance programs.

The Compensation Committee. The Compensation Committee is comprised of Messrs. Bernstein, Kalow and Roffman. The Compensation Committee administers the Company’s Stock Plan, including the review and grant of stock options and restricted stock to officers, directors and other employees under the Stock Plan. The Compensation Committee also reviews and approves various other Company compensation policies and matters, and reviews and approves salaries and other matters relating to compensation of the executive officers of the Company. The Compensation Committee reviews and approves on an annual basis the corporate goals and objectives with respect to the compensation for the Company’s Chief Executive Officer and other executive officers. The Committee evaluates at least once a year the Chief Executive Officer and other executive officers’ performance in light of these established goals and objectives and based upon these evaluations shall recommend to the full Board the Chief Executive Officer and other executive officers’ annual compensation, including salary, bonus, incentive and equity compensation. The Compensation Committee develops and periodically assesses the Compensation Committee’s compensation policies applicable to the Company’s executive officers and directors, including the relationship of corporate performance to executive compensation. The Compensation Committee reviews and recommends to the Board appropriate director compensation programs for service as directors, committee chairs and committee members.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of January 22, 2014, with respect to the beneficial ownership of our common stock by: (i) each holder of more than five percent (5%) of the outstanding shares of our common stock; (ii) our executive officers and directors; and (iii) all our executive officers and directors as a group.  The Company's issued and outstanding voting securities at the close of business on January 22, 2014, consisted of 117,873,138 shares of common stock.

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.  Unless otherwise indicated below, each entity or person listed below maintains an address of c/o Andalay Solar, Inc., 1071 Ringwood Ave., Unit C, San Jose, CA  95131.

The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission.  The information is not necessarily indicative of beneficial ownership for any other purpose.  Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after January 22, 2014 through the exercise of any stock option, warrant or other right.  The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner.

Name and Address of Beneficial Owner (1)		Amount and Nature of Beneficial Ownership	Percent of Class (2)
Alpha Capital Anstalt Pradafant 7, Furstentums 9490 Vaduz, Liechtenstein	(3)	12,856,021	9.99%
Brio Capital Master Fund Ltd. 100 Merrick Road, Suite 401W Rockville Centre, NY 11570	(4)	6,502,269	5.32%
Southridge Partners II LP 90 Grove Street, Suite 206 Ridgefield, CT 06877	(5)	4,000,000	3.28%
Edward L. Bernstein	(6)	471,333	*
Mark Kalow	(7)	406,552	*
Ron Kenedi	(8)	482,076	*
Ed Roffman	(9)	488,845	*
Margaret Randazzo	(10)	2,263,800	1.9%
Executive officer (as defined by Rule 3b-7 of the Securities and Exchange Act of 1934) and directors as a group (5 persons, including the executive officer and directors names above)		4,112,606	3.5%

* Less than 1%

(1)	Unless otherwise indicated, the address for each of the stockholders is c/o Andalay Solar, Inc. 2071 Ringwood Ave., Unit C, San Jose, CA 95131.
(2)
The applicable percentage of ownership for each beneficial owner is based on 117,873,138shares of common stock outstanding as of January 22, 2014. In calculating the number of shares beneficially owned by a stockholder and the percentage of ownership of that stockholder, shares of common stock issuable upon the exercise of options or warrants, or the conversion of other securities held by that stockholder, that are exercisable within 60 days, are deemed outstanding for that holder; however, such shares are not deemed outstanding for computing the percentage ownership of any other stockholder.

(3)
Includes 2,168,936 shares of common stock, as reported in Schedule 13 G/A dated February 28, 2013, and 10,687,085 shares of common stock, in aggregate, that may be obtained upon conversion of outstanding Series B 4% Convertible Preferred Stock (“Series B Preferred”) and outstanding Series D 8% Convertible Preferred Stock (“Series D Preferred”). The holder currently holds 443 shares of Series B Preferred and 750 shares of Series D Preferred, which, in aggregate, are convertible into 57,419,982 shares of common stock. The holder also holds Series K Warrants to purchase 861,806 shares of common stock at a price per share of $0.40, and warrants of other series, at various higher exercise prices, to purchase 1,816,631 shares of common stock. The terms of the Series B Preferred and the Series D Preferred and of each series of warrant, include provisions under which they are not convertible or exercisable if, upon conversion or exercise, the holder would then beneficially own in excess of 9.99% of the outstanding shares of common stock.

(4)
Includes 2,168,936 shares of common stock, as reported in Schedule 13 G/A dated February 13, 2013, and 4,333,350 shares of common stock that may be obtained upon conversion of outstanding Series C 8% Convertible Preferred Stock (“Series C Preferred”). The holder currently holds 87 shares of Series C Preferred, which are convertible into 4,333,350 shares of common stock. The terms of the Series C Preferred include provisions under which they are not convertible or exercisable if, upon conversion or exercise, the holder would then beneficially own in excess of 9.99% of the outstanding shares of common stock.

(5)
The holder currently holds 80 shares of Series D Preferred, which are convertible into 4,000,000 shares of common stock that may be obtained upon conversion of outstanding Series D 8% Convertible Preferred Stock (“Series C Preferred”).

(6)
Includes 353,125 shares of nonqualified stock options which are exercisable for shares of Andalay Solar’s common stock within 60 days of January 22, 2014.  Does not include 650,000 shares of nonqualified stock, half of which options which vest in  November 2014 and the remainder vest in November 2015.

(7)
Includes 338,370 shares of nonqualified stock options which are exercisable for shares of Andalay Solar’s common stock within 60 days of January 22, 2014. Does not include 650,000 shares of nonqualified stock, half of which  options which vest in  November 2014 and the remainder vest in November 2015

(8)
Includes 349,238 shares of nonqualified stock options which are exercisable for shares of Andalay Solar’s common stock within 60 days of January 22, 2014. Does not include 650,000 shares of nonqualified stock, half of which  options which vest in  November 2014 and the remainder vest in November 2015

(9)
Includes 358,125 shares of nonqualified stock options which are exercisable for shares of Andalay Solar’s common stock within 60 days of January 22, 2014. Does not include 650,000 shares of nonqualified stock, half of which  options which vest in  November 2014 and the remainder vest in November 2015

(10)
Includes 1,252,500 shares of restricted common stock and 945,750 shares of nonqualified stock options which are exercisable for shares of our common stock within 60 days of January 22, 2014. The restricted stock vests as to 312,500 shares in each of February, May and August of 2014 and options exercisable for 1,666,667 shares of nonqualified stock, half of which  options which vest in  November 2014 and the remainder vest in November 2015

TRADING MARKET

There is currently a limited trading market for our common stock on the OTCQB.  The shares will be sold at the prevailing market price at the time of sale or privately negotiated prices.

SELLING SECURITY HOLDER

The shares to be offered by the selling security holder were issued in private placement transactions by us, each of which was exempt from the registration requirements of the Securities Act. The shares offered hereby are “restricted” securities under applicable federal and state securities laws and are being registered under the Securities Act, to give the selling security holder the opportunity to publicly sell these shares. This prospectus is part of a registration statement on Form S-1 filed by us with the Securities and Exchange Commission under the Securities Act covering the resale of such shares of our common stock from time to time by the selling security holder. No estimate can be given as to the amount or percentage of our common stock that will be held by the selling security holder after any sales made pursuant to this prospectus because the selling security holder is not required to sell any of the shares being registered under this prospectus. The following table assumes that the selling security holder will sell all of the shares listed in this prospectus.

The following table sets forth the name of each person who is offering for resale shares of common stock covered by this prospectus, the beneficial ownership of each selling security holder, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each will own after the offering, assuming they sell all of the shares offered. The term “selling security holder” includes the stockholder listed below and its transferees, assignees, pledges, donees or other successors. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. There are no shares of common stock subject to options, warrants and convertible securities.

Shareholder and Name of Person Controlling	Amount of Shares owned before Offering	Number of shares offered	Amount of shares owned after Offering	Percent of shares held after Offering

Southridge Partners II LP (1) (2)	4,000,000	35,000,000	4,000,000	2.5%

Total	4,000,000	35,000,000	4,000,000	2.5%

(1)  The 4.000,000 shares set forth in the table represent shares of common stock issuable upon conversion of 80 shares of Series D Preferred.
(2)  Steve Hicks is the managing member of Southridge Advisors II, LLC, the general partner of Southridge and has voting and investment control over Southridge.

RELATIONSHIP BETWEEN THE ISSUER AND THE SELLING SECURITY HOLDER

Other than as set forth below, the selling security holder has not at any time during the past three years acted as one of our employees, officers or directors or had a material relationship with us. On February 20, 2013, we entered into a consulting agreement with SC Advisors Inc., an affiliate of the selling security holder, to provide variety of financial management, business consulting and advisory services.  These services included cash flow projection, financial statement preparation, balance sheet optimization and debt restructuring advice, as well as third party service provider support, such as-coordinating functions with auditors and legal counsel, and interfacing with investor/public relations to increase our awareness in the financial marketplace and help keep our shareholders abreast of our current developments. In consideration of its services under the consulting agreement, since March 1, 2013, SC Advisors Inc. has received a monthly fee of thirty thousand dollars ($30,000), in the form of shares of our Series D Preferred, valued at the $1,000 stated value per share of the Series D Preferred.  The consulting agreement may be terminated by either party without cause upon thirty (30) days prior written notice; provided however that if we had terminated the consulting agreement without cause during the 4 month period following its effective date, we would have still remained obligated to pay the consulting fee through the end of such term.  The consulting agreement may also be terminated by either party for cause at any time. We have further agreed to indemnify SC Advisors Inc. against any actions, losses, damages, claims, liabilities, costs and expenses (including without limitation, reasonable legal fees and expenses) in any way arising out of or relating to the consulting agreement, unless it is due to gross negligence on their part. In addition, on January 22, 2014, we entered into a debt settlement arrangement with ASC Recap, LLC, an affiliate of the selling shareholder, pursuant to which we agreed to issue shares of our common stock in a 3(a)(10) proceeding to ASC Recap, LLC as payment for certain prior debt of ours that ASC Recap LLC, acquired from our prior creditors at a discount. We agreed to pay ASC Recap, LLC through the issuance of shares of our common stock an amount equal to 225% of the discounted amount ASC Recap, LLC paid for the debit, which is substantially below the original amount we owed to the prior creditors. Upon payment from ASC Recap, LLC., the creditors provided us with a full release from all liability owed to them.

PLAN OF DISTRIBUTION

The selling security holder of our common stock and any of its transferees, pledgees, assignees, donees, and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holder may use any one or more of the following methods when selling shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

Broker-dealers engaged by the selling security holder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

The selling security holder and any broker-dealers or agents that are involved in selling the shares of common stock are “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them is deemed to be underwriting commissions or discounts under the Securities Act. Because selling security holder is an underwriter within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of common stock will be paid by the selling security holder and/or the purchasers. The selling security holder has represented and warranted to our company that it acquired the securities subject to this registration statement in the ordinary course of such selling security holder’s business and, at the time of its purchase of such securities such selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling security holder. We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling security holder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling security holder may from time to time pledge or grant a security interest in some or all of the shares owned by it, and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling security holders to include the pledgee, transferee or other successors-in-interest as selling security holders under this prospectus. Upon our company being notified in writing by the selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing: (i) the name of each such selling security holder and of the participating broker-dealer(s); (ii) the number of shares involved; (iii) the price at which such the shares of common stock were sold; (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and (vi) other facts material to the transaction.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling security holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling security holders or any other person. We will make copies of this prospectus available to the selling security holders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

Although Southridge has agreed not to enter into any “short sales”  of our common stock, sales after delivery of a put notice of a number of shares reasonably expected to be purchased under a put notice shall not be deemed a “short sale.” Accordingly, Southridge may enter into arrangements it deems appropriate with respect to sales of shares of our common stock after it receives a put notice under the Equity Purchase Agreement so long as such sales or arrangements do not involve more than the number of put shares expected to be purchased by Southridge as specified in the notice.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our current Board of Directors is comprised of Edward L. Bernstein, Mark L. Kalow, Ron Kenedi, Edward Roffman and Margaret Randazzo,. Although our common stock is no longer listed on any national securities exchange, for purposes of independence we use the definition of independence applied by The NASDAQ Stock Market LLC.  The Board of Directors has determined that, other than Margaret Randazzo each of the current members of the Board is an “independent director.”  On May 8, 2012, Mr. Kalow was appointed “Lead Independent Director.” The Lead Independent Director was established to serve in a lead capacity to coordinate the activities of the other independent directors of the Board of Directors, as required. In the course of the Board of Director’s determination regarding the independence of each non-management director, it considered any transactions, relationships and arrangements as required by the applicable rules and regulations of the SEC.  On November 6, 2013, Mr. Kalow was appointed Chairman of the Board of Directors. The Company was not a party to any transaction, relationship or other arrangement with any of its “independent directors” that was considered by our Board of Directors under the Marketplace Rules in the determination of such director’s independence.

Each member of the Audit Committee meets the independence requirements prescribed Section 10A of The Securities Exchange Act.

Our policy and procedure for the review, approval or ratification of any related party transaction is to present the proposed transaction approval to the appropriate Committee of our Board of Directors, depending upon the type of transaction – either the Compensation Committee for matters relating to compensation or services, the Audit Committee for general financial transactions, or the Corporate Governance Committee for matters relating to independence or potential conflicts of interest. Each of those Committees is comprised entirely of independent directors. In addition, any request for us to enter into a transaction with an executive officer, director or employee, or any of such persons’ immediate family members or affiliates, must first be presented to our Audit Committee for review, consideration and approval. In approving or rejecting the proposed agreement, our Audit Committee will review each such transaction for potential conflicts of interest or improprieties.

There were no relationships or related party transactions during the years ended December 31, 2012 or 2011 requiring disclosure.

Procedures for Approval of Related Person Transactions

Any request for us to enter into a transaction with an executive officer, director or employee, or any of such persons’ immediate family members or affiliates, must first be presented to our Audit Committee for review, consideration and approval. In approving or rejecting the proposed agreement, our Audit Committee will review each such transaction for potential conflicts of interest or improprieties.

DESCRIPTION OF SECURITIES

We have 501,000,000 shares of capital stock authorized under our certificate of incorporation, consisting of 500,000,000 shares of common stock and 1,000,000 shares of preferred stock. As of January 22, 2014 we had 117,873,138 shares of common stock outstanding and 1,384 shares of preferred stock outstanding. As of January 22, 2014, we have authorized: (i) 2,000 shares of Series A Convertible Preferred Stock, par value $0.001, all of which have been converted or cancelled and none of which remain outstanding; (ii) 4,000 shares of Series B 4% Convertible Preferred Stock, par value $0.001, of which 467 shares remain outstanding; (iii) 1,175 shares of our Series C 8% Convertible Preferred Stock, par value $0.001, of which 87 shares remain outstanding; and (iv) 1,150 shares of our Series D Convertible Preferred Stock, par value $0.001, of which 830 shares remain outstanding.

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the shareholders. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore. If we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of Preferred Stock. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable. Except as otherwise required by Delaware law, all stockholder action, other than the election of directors, is taken by the vote of a majority of the outstanding shares of common stock voting as a single class present at a meeting of stockholders at which a quorum consisting of a majority of the outstanding shares of common stock is present in person or proxy. The election of directors by our stockholders is determined by a plurality of the votes cast by the stockholders entitled to vote at any meeting held for such purposes at which a quorum consisting of a majority of the outstanding shares of common stock is present in person or proxy.

Warrants

Outstanding Warrants

As of January 22, 2014, we had issued and outstanding a total of 3,360,545 warrants to purchase our common stock outstanding at a weighted-average price of $1.35.

Registration Rights

We have granted “piggy-back” registration rights to the holders of Series D Preferred to include the underlying shares of common stock issuable upon conversion of the Series D Preferred in future registration statements,  if any are filed by us. The Securities Purchase Agreement that we entered into with the holders of the Series D Preferred also provides the holders a right to participate in any of our future debt and equity offerings of securities until December 31, 2013.

On each of August 30, 2013 and November 25, 2013, we entered into a securities purchase agreement with certain institutional accredited investors relating to the sale and issuance of convertible notes each in the principal amount of $200,000 that mature August 29, 2015 and November 24, 2015 (the "Convertible Notes"). We have also granted the holder of the $200,000 Convertible Notes “piggy-back” registration rights to include the underlying shares of common stock issuable upon conversion of the Convertible Notes in future registration statements,  if any as are filed by us . The securities purchase agreement that we entered into with the holder of the Convertible Note also provides such holder a right to participate in any of our future debt and equity offerings. The holders of the piggyback registration rights have waived such rights with respect to the registration of securities under the Equity Line.

Preferred Stock

Our Board of Directors has the authority, without action by our stockholders, to designate and issue up to 1 million shares of preferred stock in one or more series or classes and to designate the rights, preferences and privileges of each series or class, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any additional shares of preferred stock upon the rights of holders of our common stock until our Board of Directors determines the specific rights of the holders of the preferred stock. However, the effects might include:

restricting dividends on our common stock;
diluting the voting power of our common stock;
impairing liquidation rights of our common stock; or
delaying or preventing a change in control of us without further action by our stockholders.

The Board of Directors’ authority to issue preferred stock without stockholder approval could make it more difficult for a third-party to acquire control of our company, and could discourage such attempt. We have no present plans to issue any shares of preferred stock.

The holders of our Series B Preferred are entitled to receive, and we are obligated to pay, cumulative dividends at the rate per share (as a percentage of the stated value per share) of 4% per annum for the first year  and thereafter 8%, payable quarterly on March 31, June 30, September 30 and December 31. Dividends are payable in cash or in shares of newly issued common stock, depending on whether we have cash available for lawful payment of dividends and whether we satisfy certain conditions for the alternative to pay the dividends in shares.  Each share of Series B Preferred is convertible, at any time at the option of the holder thereof, into that number of our  shares of common stock (subject to certain limitations) determined by dividing the Stated Value per share of Series B Preferred by the Conversion Price which currently is $0.02 per share. The conversion price of the Series B Preferred is subject to anti-dilution protection upon the happening of certain events such as stock splits as well as certain other issuances below the price at which the Series B Preferred was issued.

Our Series B Preferred generally is non-voting, provided that our holders of Series B Preferred have rights of approval with regard to amendments to our Certificate of Incorporation or to the Certificate of Designation that would adversely affect the rights of our Series B Preferred. Our Series B Preferred provides for a number of negative covenants applicable to us, including restrictions on the amount of our indebtedness and related liens, and restrictions on our use of cash to redeem or to pay dividends with respect to our common stock or other junior securities. In various “triggering event” circumstances set forth in the Series B Certificate of Designation, the holders of our Series B Preferred have rights to demand the redemption of their shares, for cash or for shares of our common stock, depending on the nature of the triggering event, including a change of control.

The holders of our Series C Preferred are entitled to receive, and we are obligated to pay, cumulative dividends at the rate per share (as a percentage of the stated value per share) of 8% per annum, payable quarterly on March 31, June 30, September 30 and December 31. Dividends are payable in cash or in shares of newly issued common stock, depending on whether we have cash available for lawful payment of dividends and whether we satisfy certain conditions for the alternative to pay the dividends in shares.  Each share of Series C Preferred is convertible, at any time at the option of the holder thereof, into that number of our  shares of common stock (subject to certain limitations) determined by dividing the Stated Value per share of Series C Preferred by the Conversion Price which currently is $.02 per share. The conversion price of the Series C Preferred is subject to anti-dilution protection upon the happening of certain events such as stock splits as well as certain other issuances below the price at which the Series C Preferred was issued.

Our Series C Preferred generally is non-voting, provided that our holders of Series C Preferred have rights of approval with regard to amendments to our Certificate of Incorporation or to the Certificate of Designation that would adversely affect the rights of our Series C Preferred. Our Series C Preferred provides for a number of negative covenants applicable to us, including restrictions on the amount of our indebtedness) and related liens, and restrictions on our use of cash to redeem or to pay dividends with respect to our common stock or other junior securities. In various “triggering event” circumstances set forth in the Series C Certificate of Designation, the holders of our Series C Preferred have rights to demand the redemption of their shares, for cash or for shares of our common stock, depending on the nature of the triggering event, including a change of control.

The holders of our Series D Preferred are entitled to receive, and we are obligated to pay, cumulative dividends at the rate per share (as a percentage of the stated value per share) of 8% per annum, payable quarterly on March 31, June 30, September 30 and December 31. Dividends are payable in cash or in shares of newly issued common stock, depending on whether we have cash available for lawful payment of dividends and whether we satisfy certain conditions for the alternative to pay the dividends in shares. Each share of Series D Preferred is convertible at the option of the holder thereof, commencing upon the earlier of the date that is 180 days after the initial closing (that is, August 14, 2013) or the date two business days after our  next stockholder meeting, into that number of shares of our common stock (subject to certain limitations) determined by dividing the Stated Value (which initially was $1000) per share of Series D Preferred by a $ conversion price, which currently is $.02 per share.  After the initial closing, the securities purchase agreement permits the holder of the Series D Preferred to exercise a “call” right to purchase additional Series D Preferred in multiple draw downs from time to time until December 31, 2013, subject to certain limits, terms and conditions.  Based on the initial Conversion Price, the 150 shares of Series D Preferred issued on the date hereof would be convertible into 1,500,000 shares of common stock. The conversion price of the Series D Preferred is subject to anti-dilution protection upon the happening of certain events such as stock splits as well as certain other issuances below the price at which the Series D Preferred was issued.

Our Series D Preferred generally is non-voting, provided that our holders of Series D Preferred have rights of approval with regard to amendments to our Certificate of Incorporation or to the Certificate of Designation that would adversely affect the rights of our Series C Preferred. Our Series D Preferred provides for a number of negative covenants applicable to us, including restrictions on the amount of our indebtedness and related liens, and restrictions on our use of cash to redeem or to pay dividends with respect to our common stock or other junior securities. In various “triggering event” circumstances set forth in the Series D Certificate of Designation, the holders of our Series D Preferred have rights to demand the redemption of their shares, for cash or for shares of our common stock, depending on the nature of the triggering event, including a change of control.

As of January 22, 2014, there are 467, 87 and 830 shares of Series B Preferred, Series C Preferred and Series D Preferred, respectively that remain outstanding (after taking into account the surrender of 200 shares of Series D Preferred). After adjustment to the conversion price as a result of the sale of the Convertible Note, the outstanding Series B Preferred, Series C Preferred and Series D Preferred would be convertible into 21,020,232, 4,333,350 and 41,500,000 shares of common stock, respectively.

SHARES ELIGIBLE FOR FUTURE SALE

The sale of a substantial amount of our common stock in the public market after this offering, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock.

Upon the completion of this offering, we will have 153,873,138 shares of common stock outstanding.
Of the shares to be outstanding after the closing of this offering, the shares sold in this offering will not be eligible for resale under Rule 144 of the Securities Act but will be freely tradable without restriction under the Securities Act by reason of this registration statement.

Transfer Agent

Our transfer agent is American Stock Transfer & Trust Company, LLC, 1218 Third Avenue Suite 1700, Seattle, Washington 98101, telephone (206) 682-0811.

EXPERTS

The financial statements for the years ended December 31, 2012 and 2011 included in this prospectus have been audited by Burr Pilger Mayer, Inc. to the extent and for the periods indicated in their report thereon. Such financial statements have been included in this prospectus and registration statement in reliance upon the report of Burr Pilger Mayer, Inc. and upon the authority of such firm as experts in auditing and accounting.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Our directors and officers are indemnified as provided by the Delaware General Corporation Law and our Certificate of Incorporation. Section 145 of the Delaware General Corporation Law provides that a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that: (1) his act or failure to act constituted a breach of his fiduciary duties as a director or officer; and (2) his breach of those duties involved intentional misconduct, fraud or a knowing violation of law. Our Certificate of Incorporation provides for indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

This provision is intended to afford directors and officers protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. As a consequence of this provision, stockholders of our company will be unable to recover monetary damages against directors or officers for action taken by them that may constitute negligence or gross negligence in performance of their duties unless such conduct falls within one of the foregoing exceptions. The provision, however, does not alter the applicable standards governing a director’s or officer’s fiduciary duty and does not eliminate or limit the right of our company or any stockholder to obtain an injunction or any other type of non-monetary relief in the event of a breach of fiduciary duty.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Gracin & Marlow, LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, and file annual and current reports, proxy statements and other information with the Commission. These reports, proxy statements and other information filed by Andalay Solar, Inc. can be read and copied at the Commission’s Public Reference Room at 100 F Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.  We will provide to the record holders of our securities a copy of our annual reports containing audited financial statements and such periodic and quarterly reports free of charge upon request.

The Commission also maintains a website that contains reports, proxy statements, information statements and other information located at http://www.sec.gov. This prospectus does not contain all the information required to be in the registration statement (including the exhibits), which we have filed with the Commission under the Securities Act and to which reference is made in this prospectus.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate that expenses in connection with the distribution described in this registration statement (other than brokerage commissions, discounts or other expenses relating to the sale of the shares by the selling security holders) will be as set forth below. We will pay all of the expenses with respect to the distribution, and such amounts, with the exception of the Securities and Exchange Commission registration fee, are estimates.

SEC registration fee	$201
Accounting fees and expenses	$24,000
Legal fees and expenses	$30,000
Printing and related expenses	$1,000
Transfer agent fees and expenses	$1,000
Miscellaneous	$799
Total	$57,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our directors and officers are indemnified as provided by the Delaware General Corporation Law and our Certificate of Incorporation. Section 145 of the Delaware General Corporation Law provides that a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that: (1) his act or failure to act constituted a breach of his fiduciary duties as a director or officer; and (2) his breach of those duties involved intentional misconduct, fraud or a knowing violation of law. Our Certificate of Incorporation provides for indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

This provision is intended to afford directors and officers protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. As a consequence of this provision, stockholders of our company will be unable to recover monetary damages against directors or officers for action taken by them that may constitute negligence or gross negligence in performance of their duties unless such conduct falls within one of the foregoing exceptions. The provision, however, does not alter the applicable standards governing a director’s or officer’s fiduciary duty and does not eliminate or limit the right of our company or any stockholder to obtain an injunction or any other type of non-monetary relief in the event of a breach of fiduciary duty.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

The following information sets forth certain information with respect to all securities which we have sold during the past three years.  We did not pay any commissions in connection with any of these sales.

On February 17, 2011, we entered into a securities purchase agreement with certain institutional accredited investors relating to the sale of 4,000 units at a price of $900 per unit (the “Securities Purchase Agreement”). Each unit consists of (i) one share of Series B Preferred Stock (the “Series B Preferred”), with each such share of Series B Preferred initially convertible into 500 shares of common stock at an initial conversion price of $1.80 per share, subject to future adjustment for various events, and (ii) warrants to purchase 425 shares of common stock at an initial exercise price of $2.40 per share, subject to future adjustment for various events, which warrants were not exercisable for six months after issuance and have a term of five years from the date of first exercisability (the “Series K Warrants” and together with the Series B Preferred, the “Securities”). The aggregate purchase price for the Securities was $3,600,000, less $532,000 in issuance costs. As of December 31, 2012, 1,757 shares of preferred stock had been converted into 1,152,601 shares of common stock.  We relied on an exemption from registration provided under Section 4(a)(2) of the Securities Act for the issuance of the Securities, which exemption we believe is available because the securities were not offered pursuant to a general solicitation and the status of the purchasers of the securities as “accredited investors” as defined in Regulation D under the Securities Act.

 On March 25, 2011, pursuant to the Supply Agreement and in consideration of the new contract manufacturing arrangement, we agreed to issue to Lightway a number of shares of our common stock with a market value of $520,000, based on the WEST closing share price on the date of first shipment of Products by Lightway to us. The issued shares will vest ratably on a monthly basis over a one year period beginning on the date of first Product shipment, and will be subject to forfeiture in the event of termination of the Supply Agreement by either party.  For the issuance of these shares, we are relying on an exemption from registration provided under Section 4(a)(2) of the Securities Act, which exemption we believe is available because the Securities were not offered pursuant to a general solicitation and the status of the purchaser of the Securities as “accredited investors” as defined in Regulation D under the Securities Act. In addition, the purchaser is a non-U.S. person and we are relying on the exemption from registration provided by Regulation S under the Securities Act.

On August 16, 2011, we entered into a securities purchase agreement with an institutional accredited investor relating to the sale of 990,099 shares of common stock at a price of $1.01 per share, along with the sale of Series L Warrants to purchase up to 643,564 shares of common stock (65% of the number of shares of common stock initially issued) at an exercise price of $1.17 per share. The warrants were not exercisable until six months after issuance and have a term of five years from the date they are first exercisable. The aggregate purchase price for the shares and the warrants was $1,000,000. Under the securities purchase agreement, we agreed to amend the outstanding Series J Warrants, such that the exercise price of the Series J Warrants was reduced from $2.44 per share to $1.17 per share. In addition, each of the Series J Warrants, (i) is not exercisable until the six month anniversary of the closing under the August 16, 2011 securities purchase agreement, and (ii) the expiration date is extended such that the warrant is exercisable for five years from the delayed initial exercise date. We relied on an exemption from registration provided under Section 4(a)(2) of the Securities Act for the issuance of the Securities, which exemption we believe is available because the Securities were not offered pursuant to a general solicitation and the status of the purchasers of the Securities as “accredited investors” as defined in Regulation D under the Securities Act.

On September 28, 2011, we entered into a securities purchase agreement with an institutional accredited investor relating to the sale of 500,000 shares of common stock at a price of $0.80 per share, along with the sale of Series M Warrants to purchase up to 325,000 shares of common stock (65% of the number of shares of common stock initially issued) at an exercise price of $0.81 per share. The warrants were not exercisable for six months after issuance and have a term of 5½ years from the date they are first exercisable. The aggregate purchase price for the shares and the warrants was $500,000. Under the securities purchase agreement, we agreed to amend the outstanding Series L Warrants, such that the exercise price of the Series L Warrants was reduced from $1.17 per share to $0.81 per share. In addition, each of the Series L Warrants, (i) was not exercisable for the six month anniversary of the closing under the September 28, 2011 securities purchase agreement, and (ii) the expiration date is extended such that the warrant is exercisable for five years from the delayed initial exercise date. We  relied on an exemption from registration provided under Section 4(a)(2) of the Securities Act for the issuance of the Securities, which exemption we believe is available because the Securities were not offered pursuant to a general solicitation and the status of the purchasers of the Securities as “accredited investors” as defined in Regulation D under the Securities Act.

On December 30, 2011, we entered into a securities purchase agreement with CBD, relating to the sale of 1,666,667 shares of common stock at a price of $0.60 per share. The aggregate purchase price was $1,000,000. As a result of the December 30, 2011 sale, (i) the conversion price of the Series B Preferred was reduced to $0.60 per share of common stock, and (ii) the exercise price per share of the Series K Warrants was reduced to $0.60 per share of common stock.  We are relying on exemptions from registration provided under Section 4(a)(2) of the Securities Act and Regulation D and Regulation S under the Securities Act for the issuance of the Shares, which exemptions we believe are available because the Shares were not offered pursuant to a general solicitation, and the status of the purchaser of the Shares as an “accredited investor” as defined in Regulation D, and as a non-“U.S. Person” as defined in Regulation S under the Securities Act.

On March 30, 2012 we issued 1,900,000 shares of our common stock to Lightway Solar America, Inc., an affiliate of Lightway, based on a price of $0.55 per share, which was the then latest closing sale price of Company common stock (the “Lightway Stock Issuance”).  For the Lightway Stock Issuance, we are relying on an exemption from registration provided under Section 4(a)(2) of the Securities Act, which exemption we believe is available because the shares issued in the Lightway Stock Issuance were not offered pursuant to a general solicitation and the status of the purchaser of the shares as an “accredited investor” as defined in Regulation D under the Securities Act.  In addition, because Lightway is a non-U.S. person we are relying on the exemption from registration provided by Regulation S under the Securities Act.

On August 14, 2012, we entered into a securities purchase agreement with an institutional accredited investor relating to the sale of 2,000,000 shares of our common stock at a price of $0.25 per share.  The aggregate purchase price was $500,000. We are relying on exemptions from registration provided under Section 4(a)(2) of the Securities Act and Regulation D  under the Securities Act for the issuance of the Shares, which exemptions we believe are available because the Shares were not offered pursuant to a general solicitation, and the status of the purchaser of the Shares as an “accredited investor” as defined in Regulation D, under the Securities Act.

On October 18, 2012, we entered into a securities purchase agreement with certain institutional accredited investors relating to the sale and issuance of up to 1,245 shares of our newly created Series C Preferred Stock, for aggregate proceeds of up to $1,245,000.  At the initial closing, we sold and issued 750 shares of Series C Preferred, for initial aggregate proceeds of $750,000. On November 2, 2012, we provided to the purchasers of our Series C Preferred Stock a draw down notice under the Purchase Agreement. As a result of the draw down, we sold an aggregate of 350 additional shares of our Series C Preferred to the purchasers for aggregate proceeds of $350,000.  Based on the closing price of our common stock as reported on the OTCQB Marketplace (OTCQB) on November 2, 2012 (which was $0.08 per share), the 350 shares of Series C Preferred issued pursuant to the draw down was convertible into 4,375,000 shares of our common stock. As a result of the contingent conversion feature on the Series C Preferred, which reduced the conversion price from $0.155 to $0.08 per share on the total 750 shares of Series C Preferred Stock issued and outstanding at November 2, 2012, and which resulted in an increase in the number of common shares issuable, we recognized a preferred deemed dividend of $363,000. The net loss attributable to common shareholders reflects both the net loss and the deemed dividend.  We relied on an exemption from registration provided under Section 4(a)(2) of the Securities Act for the issuance of the Securities, which exemption we believe is available because the Securities were not offered pursuant to a general solicitation and the status of the purchasers of the Securities as “accredited investors” as defined in Regulation D under the Securities Act.

On February 15, 2013, we entered into a securities purchase agreement with certain institutional accredited investors relating to the sale and issuance of up to 1,000 shares of the Company’s newly created Series D 8% Convertible Preferred Stock (“Series D Preferred”) at a price per share equal to the stated value, which is $1,000.00 per share, for aggregate proceeds of up to $1,000,000.  At the initial closing, concurrent with entering the agreement, the Company issued 150 shares of Series D Preferred, for initial aggregate proceeds of $150,000.  We relied on an exemption from registration provided under Section 4(a)(2) of the Securities Act for the issuance of the Securities, which exemption  we believe is available because the Securities were not offered pursuant to a general solicitation, and the status of the purchasers of the Securities as “accredited investors” as defined in Regulation D under the Securities Act.

On August 30, 2013, we entered into a securities purchase agreement with certain institutional accredited investors (the “Purchaser”) relating to the sale and issuance of a convertible note in the principal amount of $200,000 that matures August 29, 2015 (the "August Convertible Note"). Subject to us fulfilling certain conditions, including beneficial ownership limits, the August Convertible Note is subject to a mandatory conversion if the closing price of our common stock for any 20 consecutive days commencing six months after the issue date of the August Convertible Note equals or exceeds $0.04. Unless waived in writing by the Purchaser, no conversion of the Note can be effected to the extent that as a result of such conversion the Purchaser would beneficially own more than 9.99% in the aggregate of our issued and outstanding common stock immediately after giving effect to the issuance of common stock upon conversion.  As a result of the sale of the August Convertible Note, pursuant to the terms of the outstanding Series B Convertible Preferred Stock (the “Series B Preferred”), Series C Convertible Preferred Stock (the “Series C Preferred”), and Series D Preferred, the conversion price of each of the Series B Preferred, Series C Preferred and Series D Preferred was reduced from $0.03, $0.03 and $0.10 per share of common stock, respectively, to become $0.02 per share of common stock. As of January 22, 2014, there are 467, 87 and 830 shares of Series B Preferred, Series C Preferred and Series D Preferred, respectively, that remain outstanding (after taking into account the surrender of 200 shares of Series D Preferred). After adjustment to the conversion price as a result of the sale of the Convertible Note, the outstanding Series B Preferred, Series C Preferred and Series D Preferred would be convertible into 21,020,232, 4,333,350 and 41,500,000 shares of common stock, respectively.We are relying on an exemption from registration provided under Section 4(a)(2) of the Securities Act for the issuance of the Securities, which exemption we believe is available because the Securities were not offered pursuant to a general solicitation, and the status of the purchasers of the Securities as “accredited investors” as defined in Regulation D under the Securities Act.

On September 30, 2013, we entered into a loan and security  agreement (“Agreement”) with Alpha Capital Anstalt (the “Lender”) and Collateral Services, LLC (the “Collateral Agent”) pursuant to which the Lender will provide financing, on a discretionary basis, for one year, against the Company’s, accounts receivable and inventory.  The maximum amount that can be borrowed under the Agreement is $500,000.  The Company has the right to borrow against its accounts receivable at the rate of 80% of the Net Face Amount of Prime Accounts (as defined in the Agreement) not in excess of $200,000, 50% of the Current Market Cost (as defined in the Agreement) of raw materials that constitute Eligible Inventory (as defined in the Agreement), 65% of Current Market Cost of finished goods that constitute Eligible Inventory and 95% of cash in a blocked account, but not in the aggregate amount in excess of $300,000.  The advances are secured by a lien on all of our assets. At the time of initial funding we paid a loan fee of 50 shares of its Series D Preferred Shares to the Lender, in addition to other payments for legal fees of the Lender. I  We are relying on an exemption from registration provided under Section 4(a)(2) of the Securities Act for the issuance of the Securities, which exemption we believe is available because the Securities were not offered pursuant to a general solicitation, and the status of the purchasers of the Securities as “accredited investors” as defined in Regulation D under the Securities Act.

As a result of the $500,000 loan and security agreement entered into on September 30, 2013, we issued to the lender 50 shares of our Series D Preferred stock for the $50,000 loan origination fee. We also issued 333,229 shares of common stock during the three months ended September 30, 2013, in lieu of cash dividends on outstanding shares of Series D Preferred stock. We are relying on an exemption from registration provided under Section 4(a)(2) of the Securities Act for the issuance of the Securities, which exemption we believe is available because the Securities were not offered pursuant to a general solicitation, and the status of the purchasers of the Securities as “accredited investors” as defined in Regulation D under the Securities Act.

Subsequent to September 30, 2013, we issued options exercisable for an aggregate of (i) 3,900,000 shares of our common stock (975,000 per director) to our non-employee directors and (ii) 2,500,000 shares of common stock to our Chief Executive Officer, all of which options are exercisable at an exercise price of $.03 per share, terminate after five years and vest over a three year period (one third vesting on the date of issuance and the second and third vesting occurring on November 6, 2014 and November 6, 2015. In addition we issued 2,500,000 shares of restricted stock to eight employees, including our Chief Executive Officer, which vest quarterly over a one year period with one fourth vesting on the issuance date and the second, third and fourth vesting occurring on February 6, 2014, May 6, 2014 and August 6, 2014. We are relying on an exemption from registration provided under Section 4(a)(2) of the Securities Act for the issuance of the Securities, which exemption we believe is available because the Securities were not offered pursuant to a general solicitation, and the status of the purchasers of the Securities as “accredited investors” as defined in Regulation D under the Securities Act.

On November 25, 2013, we  entered into a securities purchase agreement with the Purchaser relating to the sale and issuance of a convertible note in the principal amount of $200,000 that matures November 25, 2015 (the "November Convertible Note"). Subject to us fulfilling certain conditions, including beneficial ownership limits, the November Convertible Note is subject to a mandatory conversion if the closing price of our common stock for any 20 consecutive days commencing six months after the issue date of the November Convertible Note equals or exceeds $0.04. Unless waived in writing by the Purchaser, no conversion of the November Convertible Note can be effected to the extent that as a result of such conversion the Purchaser would beneficially own more than 9.99% in the aggregate of our issued and outstanding common stock immediately after giving effect to the issuance of common stock upon conversion.  We are relying on an exemption from registration provided under Section 4(a)(2) of the Securities Act for the issuance of the Securities, which exemption we believe is available because the Securities were not offered pursuant to a general solicitation, and the status of the purchasers of the Securities as “accredited investors” as defined in Regulation D under the Securities Act.

On December 19, 2013, we  entered into a securities purchase agreement with the Purchaser relating to the sale and issuance of a (i) convertible note in the principal amount of $250,000 that matures December 19, 2015 (the "December Convertible Note") and (ii) a five-year warrant exercisable for 6,250,000 shares of common stock at an exercise price of $.02 per share. Subject to us fulfilling certain conditions, including beneficial ownership limits, the December Convertible Note is subject to a mandatory conversion if the closing price of our common stock for any 20 consecutive days commencing six months after the issue date of the December Convertible Note equals or exceeds $0.04. Unless waived in writing by the Purchaser, no conversion of the December Convertible Note can be effected to the extent that as a result of such conversion the Purchaser would beneficially own more than 9.99% in the aggregate of our issued and outstanding common stock immediately after giving effect to the issuance of common stock upon conversion.  We are relying on an exemption from registration provided under Section 4(a)(2) of the Securities Act for the issuance of the Securities, which exemption we believe is available because the Securities were not offered pursuant to a general solicitation, and the status of the purchasers of the Securities as “accredited investors” as defined in Regulation D under the Securities Act.

ITEM 16. EXHIBITS

Description

2.1
Agreement of Merger and Plan of Reorganization, dated August 11, 2006, by and among Fairview Energy Corporation, Inc., ASI Acquisition Sub, Inc. and Registrant (incorporated herein by reference to Exhibit 2.1 to our Current Report on Form 8-K, dated August 11, 2006 (the “August 2006 8-K”))

2.2
Agreement and Plan of Merger, dated May 7 2012, by and among the Registrant, CBD Energy Limited and CBD-WS Merger Sub, Inc. (incorporated herein by reference to Exhibit 2.1 to our Current Report on Form 8-K, filed on May 9, 2012)

2.3
Amendment No. 1 to Waiver Agreement, by and among Capital Anstalt, Registrant, and CBD Energy Limited, dated as of September 21, 2012 (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on September 27, 2012)

3.1	Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to our Current Report on Form 8-K, dated August 3, 2006)

3.2	By-laws (incorporated herein by reference to Exhibit 3.2 to our Current Report on Form 8-K, dated August 3, 2006)

3.3	Certificate of Amendment to the Certificate of Incorporation (incorporated herein by reference to Exhibit 3.3 to our Current Report on Form 8-K filed on August 3, 2006)

3.4	Certificate of Amendment to the Certificate of Incorporation (incorporated herein by reference to Exhibit 3.4 to our Quarerly Report on Form 10-Q filed on July 30, 2010)

3.5
Certificate of Amendment to the Certificate of Incorporation as filed with the Delaware Secretary of State on April 6, 2011 (incorporated herein by reference to Exhibit 3.5 to our Quarterly Report on Form 10-Q filed on May 10, 2011)

3.6
Certificate of Designation of Preferences, Rights and Limitations with respect to Series B 4% Convertible Preferred Stock (the “Certificate of Designation”), as filed on February 17, 2011 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on February 17, 2011)

3.7	Certificate of Amendment to the Certificate of Designation (incorporated by reference to Exhibit 3(i) to our Current Report on Form 8-K filed on August 24, 2011)

3.8
Certificate of Designation of Preferences, Rights and Limitations of Series C 8% Convertible Preferred Stock, as filed on February 17, 2011 (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on October 19, 2012)

3.9
Certificate of Amendment of the Certificate of Designation of Preferences, Rights and Limitations of the Series B 4% Convertible Preferred Stock, dated as of October 18, 2012 (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on October 19, 2012)

3.10
Form of Certificate of Designation of Preferences, Rights, and Limitations of Series D 8% Convertible Preferred Stock (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on February 15, 2013)

3.11	Amendment to Certificate of Incorporation of the Registrant, dated September 19, 2013 (incorporated by referenced to Exhibit 3.1 to our Current Report on Form 8-K filed on September 5, 2013)

3.12
Correction to amendment to Certificate of Incorporation of the Registrant, dated September 20, 2013 (incorporated by referenced to Exhibit 3.2 to our Current Report on Form 8-K filed on September 5, 2013)

4.1	Form of Restricted Stock Agreement (incorporated herein by reference to Exhibit 4.1 to our Annual Report on Form 10-KSB filed with the SEC on March 29, 2007)

4.2	Form of Series E/F/G Warrants (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on February 26, 2009)

4.3	Form of Securities Purchase Warrant (incorporated by reference to Exhibit 4.6 to our Current Report on Form 8-K filed on October 22, 2009)

4.4	Form of Series I Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on May 17, 2010)

4.5	Form of Series J Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on October 8, 2010)

4.6	Form of Series K Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on February 17, 2011)

4.7	Form of Series L Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on August 17, 2011)

4.8		Form of Series M Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on September 28, 2011)

4.9		Form of Note issued to Alpha Capital Anstalt dated August 30, 2013 (incorporated by reference to Exhibit 4.1 of our current Report on Form 8-k filed on September 5, 2013)

4.10		Loan and Security Agreement by and among the Registrant, Alpha Capital Anstalt and Collateral Services, LLC dated as of September 30, 2013. (incorporated by referenced to Exhibit 4.1 to our Current Report on Form 8-K filed on September 23, 2013)

4.11		Form of Note issued to Alpha Capital Anstalt dated November 25, 2013 (incorporated by reference to Exhibit 4.1 of our current Report on Form 8-K filed on November 25, 2013)

4.12		Form of Convertible Note Due December 19, 2015 (incorporated by reference to Exhibit 4.1 of our current Report on Form 8-K filed on December 20, 2013)

4.13		Form of Warrant dated December 19, 2013 (incorporated by reference to Exhibit 4.2 of our current Report on Form 8-K filed on December 20, 2013)

5.1		Opinion of Gracin & Marlow, LLP *

10.1	‡	2006 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the August 14, 2006 8-K)

10.1a	‡	2006 Stock Incentive Plan Form of Restricted Stock Agreement (incorporated herein by reference to Exhibit 10.11 to the August 14, 2006 8-K)

10.1b	‡	2006 Stock Incentive Plan Form of Nonqualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.11 to the August 14, 2006 8-K)

10.2	‡	First Amendment to the 2006 Incentive Stock Plan (incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K, dated December 20, 2006)

10.3		Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.2 to the August 2006 8-K)

10.4		Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.3 to the August 2006 8-K)

10.5		Form of Lockup Agreement (incorporated herein by reference to Exhibit 10.4 to the August 2006 8-K)

10.6	‡
Restricted Stock Agreement, dated December 29, 2006, between the Registrant and Edward Roffman (incorporated herein by reference to Exhibit 10.8 to our Annual Report on Form 10-KSB filed with the SEC on March 29, 2007)

10.7		Form of Director and Officer Indemnification Agreement (incorporated herein by reference to Exhibit 10.9 to the August 2006 8-K)

10.8	‡	Second Amendment to the 2006 Incentive Stock Plan (incorporated herein by reference to Exhibit 10.11 to our Quarterly Report on Form 10-KSB filed with the SEC on March 19, 2008)

10.9
Standard Industrial/Commercial Single-Tenant Lease – Net, dated September 30, 2002, between Mattiuz Children’s Trust and the Company, as amended by First Addendum to Standard Industrial/Commercial Single-Tenant Lease — Net, dated April 26, 2004, Second Addendum Standard Industrial/Commercial Single-Tenant Lease — Net, dated April 30, 2005 and Third Addendum to Standard Industrial/Commercial Single-Tenant Lease, dated July 7, 2006 (incorporated herein by reference to Exhibit 10.11 to our Current Report on Form 8-K/A, dated August 11, 2006 (the “August 2006 8-K/A”))

10.10		Securities Purchase Agreement, dated March 8, 2007, between the Registrant and the purchasers signatory thereto (incorporated herein by reference to Exhibit 10.1 to the March 8, 2007 8-K)

10.11
Securities Purchase Agreement, dated May 25, 2007, between the Registrant and the purchasers signatory thereto (incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K, dated June 4, 2007)

10.12		Registration Rights Agreement (incorporated herein by reference to Exhibit 10.2 to our Current Report on Form 8-K, dated June 4, 2007)

10.13
Securities Purchase Agreement, dated November 1, 2007, between the Registrant and the investors signatory thereto (incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K, dated November 1, 2007)

10.14
Security Purchase Agreement by and among the Registrant and the Purchaser(s) (as defined therein), dated as of February 26, 2009 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on February 26, 2009)

10.15
Securities Purchase Agreement by and amongthe Registrant and the Purchaser (as defined therein), dated as of October 21, 2009 (incorporated by reference to Exhibit 10.18 to our Current Report on Form 8-K filed on October 22, 2009)

10.16	‡	Third Amendment to the Registrant 2006 Incentive Stock Plan (incorporated by reference to Exhibit 10.17 to our Annual Report on Form 10-K filed on March 16, 2009)

10.17
Stock Purchase Agreement by and among the Registrant and the Purchaser (as defined therein), dated as of May 17, 2010 (incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 17, 2010)

10.18
Stock Purchase Agreement by and among the Registrant and the Purchaser (as defined therein), dated as of October 7, 2010 (incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on October 7, 2010)

10.19
Master Assignment and Assumption Agreement by and among the Regsitrant, Real Goods Energy Tech, Inc. and SunRun Inc., dated as of October 12, 2010 (incorporated herein by reference to Exhibit 10.2 to our Current Report on Form 10-Q filed on November 10, 2010)

10.20
Supply and Warranty Agreement by and between the Registrant and Real Goods Energy Tech, Inc., dated as of October 7, 2010 (incorporated herein by reference to Exhibit 10.3 to our Current Report on Form 10-Q filed on November 10, 2010)

10.21
Supply agreement by and among Akeena Solar, Inc. and Enphase Energy, dated on January 31, 2009 (incorporated herein by reference to Exhibit 10.26 to our Annual Report on Form 10-K/A filed on June 14, 2011)

10.22		License Agreement by and among Akeena Solar, Inc. and Andalay Electric Corporation, dated on January 1, 2010.

10.23
Business Financing Agreement by and among the Registrant its subsidiaries and Bridge Bank, National Association, dated February 15, 2011. (incorporated herein by reference to Exhibit 10.3 to our Current Report on Form 10-K filed on March 2, 2011)

10.24
Securities Purchase Agreement by and among the Regsitrant and the Purchaser (as defined therein), dated as of February 17, 2011 (incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on February 17, 2011)

10.25
Form of Registration Rights Agreement by and among the Registrant and the Purchases (as defined therein) (incorporated herein by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on February 17, 2011)

10.26
Securities Purchase Agreement by and among the Regsitrant and the Purchaser (as defined therein), dated as of August  16, 2011 (incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 17, 2011)

10.27
Securities Purchase Agreement by and among the Regsitrant and the Purchaser (as defined therein), dated as of September 28, 2011 (incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 28, 2011)

10.28
Securities Purchase Agreement by and among  the Registrant and the CBD Energy Limited, dated as of December 30, 2011 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on January 12, 2012)

10.29		Employment Agreement between the Registrant and Margaret Randazzo, dated May 7, 2012 (incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 10-Q, filed on August 14, 2012)

10.30
Securities Purchase Agreement by and among the Registrant and the Purchaser (as defined therein), dated as of August 14, 2012 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 14, 2012)

10.31
Securities Purchase Agreement by and among the Registrant and the Purchaser (as defined therein), dated as of October 18, 2012 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on October 19, 2012)

10.32
Form of Securities Purchase Agreement by and among the Registrant and the Purchasers thereto, dated as of February 15, 2013. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on February 15, 2013)

10.33
Form of Securities Purchase Agreement by and among the Registrant and the Purchasers thereto, dated as of August 30, 2013 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 5, 2013)

10.34
Loan and Security Agreement by and among Alpha Capital Anstalt, the Registrant and Collateral Services, LLC (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on October 2, 2013)

10.35	Fourth Amendment to the Registrant 2006 Incentive Stock Plan (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on November 13, 2013)

10.36	Fifth Amendment to the Registrant 2006 Incentive Stock Plan (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on November 13, 2013)

10.37	Consulting Agreement dated February 20, 2013, by and between SC Advisors, Inc.*

10.38
Equity Purchase Agreement dated November 25, 2013 by and between Southridge Partners II, LP and Andalay Solar, Inc. (incorporated by reference to Exhbit 10.2 to our Current Report on Form 8-K filed on November 25, 2013)

10.39	Form of Securities Purchase Agreement by and among the Registrant and the Purchasers thereto, dated as of November 25, 2013 (incorporated by reference to Exhbit 10.1 to our Current Report on Form 8-K filed on November 25, 2013)

10.40	Form of Securities Purchase Agreement by and among Andalay Solar, Inc. and the Purchaser thereto, dated as of December 19, 2013 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on December 20, 2013)

10.41	Equity Purchase Agreement dated January 23, 2014 by and between Southridge Partners II, LP and Andalay Solar, Inc. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on January 24, 2014)

10.42	Registration Rights Agreement dated January 23, 2014, by and between Southridge Partner II, LP and Andalay Solar, Inc. (incorporated by reference to Exhbit 10.2 to our Current Report on Form 8-K filed on January 24, 2014)

21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our Annual Report on Form 10-K filed on March 29, 2013)

23.1	Consent of Independent Registered Public Accounting Firm Burr Pilger Mayer, Inc.*

23.2	Consent of Gracin & Marlow, LLP (included in exhibit 5.1)*

24.1	Power of Attorney*

____________________________
*Filed herewith
‡ Management or compensatory plan

ITEM 28. UNDERTAKINGS

ITEM 28. UNDERTAKINGS

A.  Rule 415 Offering

The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than  20 percent  change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed on the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933,  each such post-effective amendment shall be deemed to be  a new registration statement relating to  the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) The undersigned registrant hereby undertakes that, for the purposes of determining liability to any purchaser:

(i) If the registrant is relying on Rule 430B:

(a) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(b) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§ 230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§ 230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used aftereffectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

B. Request for Acceleration of Effective Date

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) or under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Westinghouse Solar, Inc.

We have audited the accompanying consolidated balance sheets of Westinghouse Solar, Inc. and its subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows in the two year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Westinghouse Solar, Inc. and its subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s significant operating losses and negative cash flow from operations raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Burr Pilger Mayer, Inc

San Francisco, California
March 28, 2013

Westinghouse Solar, Inc.
Consolidated Balance Sheets

	December 31, 2012	December 31, 2011
Assets
Current assets:
Cash and cash equivalents	$127,385	$1,346,777
Accounts receivable, net	365,845	1,096,580
Other receivables	121,990	469,469
Inventory, net	995,713	4,172,809
Prepaid expenses and other current assets	420,108	978,709
Assets of discontinued operations	10,896	87,455
Assets held for sale – discontinued operations	—	18,293
Total current assets	2,041,937	8,170,092
Property and equipment, net	46,877	196,718
Patents, net	1,329,046	103,920
Other assets, net	183,258	851,650
Assets of discontinued operations – long-term	200,000	209,913
Total assets	$3,801,118	$9,532,293

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$3,329,537	$3,865,039
Accrued liabilities	488,956	428,813
Accrued warranty	329,680	217,812
Common stock warrant liability	9	317,490
Credit facility	—	92,266
Capital lease obligations – current portion	4,385	4,699
Note payable – current portion	—	283,252
Liabilities of discontinued operations – short-term	1,052,819	1,308,820
Total current liabilities	5,205,386	6,518,191

Capital lease obligations, less current portion	328	4,713
Long-term liabilities of discontinued operations	—	10,200
Total liabilities	5,205,714	6,533,104

Commitments, contingencies and subsequent events (Notes 16 and 19)

Series C convertible redeemable preferred stock, $0.001 par value; 800 and 0 shares issued and outstanding on December 31, 2012 and 2011, respectively	983,747	—

Stockholders’ equity (deficit):
Series B convertible redeemable preferred stock, $0.001 par value; 2,243 and 2,273 shares issued and outstanding on December 31, 2012 and 2011, respectively	741,171	751,223
Common stock, $0.001 par value; 100,000,000 shares authorized; 26,924,643 and 16,040,581 shares issued and outstanding at December 31, 2012 and 2011, respectively (Note 1)	26,925	16,041
Additional paid-in capital	76,455,054	72,683,781
Accumulated deficit	(79,611,493)	(70,451,856)
Total stockholders’ equity (deficit)	(2,388,343)	2,999,189
Total liabilities and stockholders’ equity (deficit)	$3,801,118	$9,532,293

The accompanying notes are an integral part of these consolidated financial statements.

Westinghouse Solar, Inc.
Consolidated Statements of Operations

	2012	2011

Net revenue	$5,222,248	$11,429,383
Cost of goods sold	5,249,121	10,380,051
Gross profit	(26,873)	1,049,332
Operating expenses
Sales and marketing	2,078,830	2,271,392
General and administrative	6,012,542	5,868,175
Total operating expenses	8,091,372	8,139,567
Loss from operations	(8,118,245)	(7,090,235)
Other income (expense)
Interest income (expense), net	(103,429)	(21,260)
Adjustment to the fair value of common stock warrants	(416,526)	2,592,722
Total other income (expense)	(519,955)	2,571,462
Loss before provision for income taxes and discontinued operations	(8,638,200)	(4,518,773)
Provision for income taxes	—	—
Net loss from continuing operations	(8,638,200)	(4,518,773)
Income (loss) from discontinued operations, net of tax	15,807	(112,848)
Net loss	(8,622,393)	(4,631,621)
Preferred stock dividend	(174,342)	(99,047)
Preferred deemed dividend	(362,903)	(975,460)
Net loss attributable to common stockholders	$(9,159,638)	$(5,706,128)

Net loss per common and common equivalent share (basic and diluted) attributable to common shareholders	$(0.46)	$(0.46)

Weighted average shares used in computing loss per common share: (basic and diluted)	19,400,724	12,342,655

The accompanying notes are an integral part of these consolidated financial statements.

Westinghouse Solar, Inc.
Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

	Series C Convertible Redeemable Preferred Stock		Series B Convertible Redeemable Preferred Stock		Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Stockholders' Equity (Deficit)
Balance at January 1, 2011	—	$—	—	$—	11,442,438	$11,442	$68,683,205	$(64,745,728)	$3,948,919
Issuance of Series B redeemable convertible preferred stock and common stock warrants	—	—	4,000	354,545	—	—	89,011	—	443,556
Conversion of convertible redeemable preferred stock to common stock	—	—	(1,727)	(578,782)	891,601	892	577,890	—	—
Preferred deemed dividend	—	—	—	975,460	—	—	—	(975,460)	—
Preferred stock dividends paid in common stock	—	—	—	—	105,682	106	98,941	(99,047)	—
Issuance of common stock pursuant to August and September 2011 Securities Purchase Agreements	—	—	—	—	3,156,766	3,157	2,106,127	—	2,109,284
Issuance of common stock for supply agreement	—	—			150,464	150	99,758	—	99,908
Grants of restricted stock, net of forfeitures and repurchases for employee taxes	—	—	—	—	293,630	294	(24,629)	—	(24,335)
Stock-based compensation expense	—	—	—	—	—	—	1,053,478	—	1,053,478
Net loss	—	—	—	—	—	—	—	(4,631,621)	(4,631,621)
Balance at December 31, 2011	—	—	2,273	751,223	16,040,581	16,041	72,683,781	(70,451,856)	2,999,189
Issuance of common stock pursuant to a securities purchase agreement	—	—	—	—	2,000,000	2,000.00	498,000	—	500,000
Issuance of common stock for supply agreement	—	—	—	—	2,110,647	2,111	1,140,690	—	1,142,801
Issuance of Series C Convertible preferred stock a for cash	1,100	1,100,000	—	—	—	—	—	—	—
Preferred deemed dividend	—	362,903	—	—	—	—	—	(362,903)	(362,903)
Conversion of convertible redeemable preferred stock to common stock	(300)	(434,156)	(30)	(10,052)	4,011,000	4,011	440,197	—	434,156
Conversion of common stock warrant liability upon exercise of warrants	—	—	—	—	—	—	734,007	—	734,007
Convertible Redeemable Preferred Stock dividends paid in common stock	—	—	—	—	1,465,304	1,465	172,876	(174,341)	—
Exercise of warrants for common shares, $0.001 par value	—	—	—	—	472,222	472	282,861	—	283,333
Placement agent and registration fees and other direct costs	—	(45,000)	—	—	—	—	(183,180)	—	(183,180)
Grants of restricted stock, net of forfeitures and upon exercise or expiration of warrants	—	—	—	—	824,889	825	(18,366)	—	(17,541)
Stock-based compensation	—	—	—	—	—	—	704,188		704,188
Net loss	—	—	—	—	—	—	—	(8,622,393)	(8,622,393)
Balance at December 31, 2012	800	$983,747	2,243	$741,171	26,924,643	$26,925	$76,455,054	$(79,611,493)	$(2,388,343)

The accompanying notes are an integral part of these consolidated financial statements.

 Westinghouse Solar, Inc.
Consolidated Statements of Cash Flows
	Twelve Months Ended December 31,
	2012	2011
Cash flows from operating activities
Net loss	$(8,622,393)	$(4,631,621)
Adjustments to reconcile net loss to net cash used in by operations:
Depreciation	149,840	192,520
Amortization of patents	67,919	6,722
Bad debt expense	485,072	34,504
Inventory revaluation	383,081	—
Unrealized loss (gain) on fair value adjustment of common stock warrants	416,526	(2,592,722)
Non-cash stock-based compensation expense	704,188	1,053,478
Gain on sale of property and equipment	(3,060)	10,840
Changes in assets and liabilities:
Accounts receivable	645,842	(218,496)
Other receivables	(52,700)	(453,605)
Inventory	2,891,816	149,899
Prepaid expenses and other current assets	558,601	122,310
Assets of discontinued operations – short term	76,560	530,749
Assets held for sale	18,293	37,066
Other assets	(624,654)	(535,800)
Assets of discontinued operations – long-term	9,913	(188,189)
Accounts payable	509,498	2,381,859
Accrued liabilities and accrued warranty	172,011	(13,058)
Liabilities of discontinued operations	(266,201)	(384,232)
Net cash used in operating activities	(2,479,848)	(4,497,776)
Cash flows from investing activities
Acquisition of property and equipment	—	(73,014)
Proceeds from disposal of property and equipment	3,060	18,800
Proceeds from disposal of property and equipment from discontinued operations	—	234,692
Net cash provided by investing activities	3,060	180,478
Cash flows from financing activities
Repayment of notes payable	(283,252)	(167,930)
Borrowing (repayment) on line of credit, net	(92,266)	(447,984)
Repayments on capital lease obligations	(4,698)	(1,588)
Repayments on capital lease obligations from discontinued operations	—	(7,764)
Restricted cash	—	540,250
Proceeds from stock offering	1,100,000	3,600,000
Proceeds from securities purchase agreement	500,000	2,400,000
Proceeds from exercise of warrants	283,333	—
Payment of placement agent and registration fees and other direct costs	(228,180)	(822,619)
Employee taxes paid for vesting of restricted stock	(17,541)	(24,336)
Net cash provided by financing activities	1,257,396	5,068,029
Net increase (decrease) in cash and cash equivalents	(1,219,392)	750,731
Cash and cash equivalents
Beginning of period	1,346,777	596,046
End of period	$127,385	$1,346,777

Supplemental cash flows disclosures:
Cash paid during the period for interest	$26,468	$27,397
Supplemental disclosure of non-cash financing activity:
Fair value of warrants issued in stock offering	$—	$2,713,550
Common stock warrant liability issued in connection with agency placement fee	$—	$89,010
Preferred deemed dividend	$362,903	$975,460
Conversion of preferred stock to common stock	$310,052	$—
Conversion of common stock warrant liability upon exercise of warrants	$252,765	$—
Reclassification of common stock warrant liability to Additional Paid-in Capital	$481,242	$—
Preferred stock dividends paid in common stock	$174,342	$99,047
Property and equipment acquired through capital lease	$—	$11,000
Stock issued to procure inventory	$1,142,801	$99,908
Note payable obtained to finance prepaid insurance	$—	$314,366

The accompanying notes are an integral part of these consolidated financial statements.

Westinghouse Solar, Inc.
Notes to Consolidated Financial Statements
December 31, 2012 and 2011

1. Description of Business

We are a designer and manufacturer of solar power systems and solar panels with integrated microinverters (which we call AC solar panels). We design, market and sell these solar power systems to solar installers, trade workers and do-it-yourself customers through distribution partnerships, our dealer network and retail outlets. Our products are designed for use in solar power systems for residential and commercial rooftop customers. Prior to September 2010, we were also in the solar power installation business. We launched the distribution of our solar power systems in the second quarter of 2009.

On May 9, 2012, we announced the execution of an agreement and plan of merger, as amended to date, with CBD Energy Limited, a diversified renewable energy company based in Sydney, Australia (CBD), which contemplates a merger in which CBD would become our parent company, subject to shareholder approvals and other customary closing conditions. CBD and the Company are working toward completion of the Form F-4 Registration Statement and Proxy Statement, planned to be filed in the coming weeks with the Securities and Exchange Commission. While the merger has been repeatedly delayed, the companies currently anticipate merger closing by early in the third quarter of 2013. In the meantime, our supply relationships have been disrupted, our revenue has declined significantly and we have had to implement significant cost reductions and lay off employees.

The Company was incorporated as Akeena Solar, Inc. (Akeena Solar) in February 2001 in the State of California and elected at that time to be taxed as an S Corporation. During June 2006, we reincorporated in the State of Delaware and became a C Corporation. On August 11, 2006, we entered into a reverse merger transaction (the “Merger”) with Fairview Energy Corporation, Inc. (“Fairview”). Pursuant to the merger agreement, the stockholders of Akeena Solar received one share of Fairview common stock for each issued and outstanding share of Akeena Solar common stock. Our common shares were also adjusted from $0.01 par value to $0.001 par value at the time of the Merger. Subsequent to the closing of the Merger, the former stockholders of Akeena Solar held a majority of Fairview’s outstanding common stock. Since the stockholders of Akeena Solar owned a majority of the outstanding shares of Fairview common stock immediately following the Merger, and the management and board of Akeena Solar became the management and board of Fairview immediately following the Merger, the Merger was accounted for as a reverse merger transaction and Akeena Solar was deemed to be the acquirer. The assets, liabilities and the historical operations prior to the Merger are those of Akeena Solar. Subsequent to the Merger, the consolidated financial statements include the assets, liabilities and the historical operations of Akeena Solar and Fairview from the closing date of the Merger.

On May 17, 2010, we entered into an exclusive worldwide license agreement that permits us to manufacture, distribute and market our solar panels under the Westinghouse name. On July 22, 2010, we announced that we will operate under the name “Westinghouse Solar” and, effective July 23, 2010 at the opening of the market, our stock began trading under the stock symbol “WEST” on the NASDAQ Capital Market. In September 2012, our common stock was delisted from NASDAQ Capital Market and we began trading on the OTCQB under the stock symbol “WEST”. CBD has applied for listing on the NASDAQ Stock Exchange, to be effective upon consummation of the merger. CBD intends to delist from the ASX upon merger closing, subject to shareholder approval.

On September 10, 2010, we announced that we were expanding our sales of our solar power systems directly to dealers in California and that we were exiting the solar panel installation business. As a result, beginning with the third quarter of 2010, our installation business has been reclassified in our financial statements as discontinued operations. The exit from the installation business was essentially completed by the end of the fourth quarter of 2010. (See Note 3. Discontinued Operations).

We changed our name from “Akeena Solar, Inc.” to “Westinghouse Solar, Inc.” effective on April 6, 2011. On April 13, 2011, we effected a reverse split of our common stock at a ratio of 1-for-4.

Our Corporate headquarters is located at 1475 S. Bascom Ave., Campbell, CA 95008. Our telephone number is (408) 402-9400. Additional information about Westinghouse Solar is available on our website at http://www.westinghousesolar.com. The information on our web site is not incorporated herein by reference.

Reclassifications

Certain line items have been reclassified to conform to the current presentation. Inventory has been reclassified between finished goods and work in process under Note 4 of our Notes to Consolidated Financial Statements.

Discontinued Operations

See Note 3 for a detailed discussion of our Discontinued Operations.

Reverse Stock Split

On April 6, 2011, we filed a Certificate of Amendment to our Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a reverse split of our common stock at a ratio of 1-for-4. The reverse stock split became effective at the close of business on April 13, 2011. Amounts for the prior periods have been reclassified to conform to this presentation.

Concentration of Risk in Customer and Supplier Relationships

See Note 17 for a detailed discussion of our concentration of risk in customer and supplier relationships.

2. Summary of Significant Accounting Policies

Liquidity and Financial Position

The current economic downturn presents us with challenges in meeting the working capital needs of our business. Our primary requirements for working capital are to fund purchases for solar panels and microinverters, and to cover our payroll and lease expenses. For each of the two years in the period ended December 31, 2012 and 2011, we have incurred net losses and negative cash flows from operations. During the recent years, we have undertaken several equity financing transactions to provide the capital needed to sustain our business. We have dramatically reduced our headcount and other variable expenses. In addition, we expect to incur a net loss from operations for the year ending December 31, 2013. Based on current cash projections for 2013, we intend to address ongoing working capital needs through cost reduction measures and liquidation of remaining inventory, along with raising additional equity. In January 2013, our board of directors approved actions to dramatically reduce our variable operating costs, including a 12 person employee headcount reduction effective January 22, 2013, for the period through the anticipated merger closing with CBD. No restructuring charges or severance payments were incurred. While the merger has been repeatedly delayed, the companies currently anticipate merger closing by early in the third quarter of 2013. In the event that revenue is lower or the merger is delayed further, additional staffing reductions and expense cuts could occur. Our revenue levels remain difficult to predict, and we anticipate that we will continue to sustain losses in the near term, and we cannot assure investors that we will be successful in reaching break-even.

As of December 31, 2012, we had approximately $127,000 in cash on hand. Our potentially available $750,000 credit facility is subject to limitations based on the level of our qualifying accounts receivable, and at December 31, 2012, we had no qualifying accounts receivable. In addition, due to Suntech entering judgment against us on March 15, 2013, our credit facility is currently unavailable. Under the Merger Agreement we entered into with CBD, we are required to raise sufficient equity capital, with the cooperation and support of CBD, to meet our own liquidity and working capital requirements. In addition, prior to closing of the merger, CBD may provide capital funding support to us if necessary, subject to conditions and limitations as provided in the Merger Agreement.

In recent months, because of our cash position and liquidity constraints, we have been late in making payments to both of our panel suppliers. We had a limited amount of remaining inventory on hand as of December 31, 2012. We do not have any unshipped orders for solar panel product pending with Suntech, and our supply relationship with Lightway is currently stalled. We are actively negotiating alternative sources of supply through other sources, including CBD Energy Limited. Although we believe we can find alternative suppliers for solar panels manufactured to our specifications, unless we are able to rapidly secure alternative sources of supply, our inventory and revenue could diminish significantly, causing disruption to our operations in the next few quarters.

On October 18, 2012, we entered into a securities purchase agreement with certain institutional accredited investors relating to the sale and issuance of up to 1,245 shares of our newly created Series C 8% Convertible Preferred Stock at a price of $1,000 per share, for aggregate proceeds of up to $1,245,000.  At the initial closing, we sold and issue 750 shares of Series C Preferred, for initial aggregate proceeds of $750,000.  Subsequently, on November 2, 2012, we sold and issued 350 shares of Series C Preferred for proceeds of $350,000. On January 24, 2013, we provided to the purchasers a draw down notice under the Purchase Agreement. The purchasers agreed to accept the new draw down notice and thereby extend our right to exercise a “put” to sell additional Series C Preferred beyond the Securities Purchase Agreement’s prior expiration date of December 31, 2012. As a result of the draw down, we sold an aggregate of 75 additional shares of its Series C Preferred to the purchasers for aggregate proceeds of $75,000.

On February 15, 2013, we entered into a securities purchase agreement with an institutional accredited investors  relating to the sale and issuance of up to 1,000 shares of our newly created Series D 8% Convertible Preferred Stock (Series D Preferred) at a price per share equal to the stated value, which is $1,000 per share, for aggregate proceeds of up to $1,000,000. At the initial closing, concurrent with entering the agreement, we issued 150 shares of Series D Preferred, for initial aggregate proceeds of $150,000. After the initial closing, the Securities Purchase Agreement permits the purchaser to exercise a “call” right to purchase additional Series D Preferred in multiple draw downs from time to time until December 31, 2013, subject to certain limits, terms and conditions. In March 2013, the company and investors entered into a letter agreement to the Securities Purchase Agreement dated as of February 15, 2013, modifying the number of shares of Series D Preferred Stock to be issued upon settlement of any purchaser draw downs made on or after March 18, 2013, equal to the purchaser investment amount divided by the stated value multiplied by a number agreed upon by the Company and the Purchaser, which shall not be higher than 1.67.  Subsequently, on March 21, 2013, we issued 167 shares of Series D Preferred for aggregate proceeds of $100,000.

The accompanying consolidated financial statements have been prepared assuming we will continue as a going concern. Our significant operating losses, negative cash flow from operations, and challenges in rapidly securing alternative sources of supply for solar panels, raise substantial uncertainty about our ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty, and contemplate the realization of assets and the settlement of liabilities and commitments in the normal course of business. We believe our current cash balance, projected financial results from our operations, and the amounts that should be available to us through debt and equity financing provide sufficient resources and operating flexibility to fund our anticipated cash needs, through at least the next 12 months; however, there can be no assurance that we will be able to raise additional funds on commercially reasonable terms, if at all. The current economic downturn adds uncertainty to our anticipated revenue levels and to the timing of cash receipts, which are needed to support our operations. It also worsens the market conditions for seeking equity and debt financing. As a result of our delisting from the Nasdaq Capital Market in September 2012, we are no longer eligible to file new registration statements on Form S-3, which may make it more costly and more difficult for us to obtain additional equity financing.  We currently anticipate that we will retain all of our earnings, if any, for development of our business and do not anticipate paying any cash dividends on common stock in the foreseeable future.

Cash and Cash Equivalents

We consider all highly liquid investments with maturities of three months or less, when purchased, to be cash equivalents. We maintain cash and cash equivalents, which consist principally of money market demand deposits with high credit quality financial institutions. At certain times, such amounts exceed FDIC insurance limits. We have not experienced any losses on these investments.

Accounts Receivable

Accounts receivable consist of trade receivables. We regularly evaluate the collectability of our accounts receivable. An allowance for doubtful accounts is maintained for estimated credit losses. We consider a number of factors when estimating credit losses, including the aging of a customer’s account, creditworthiness of specific customers, historical trends and other information.

Inventory

Inventory is stated at the lower of cost (on an average basis) or market value. We determine cost based on the weighted-average purchase price and include both the costs of acquisition and the shipping costs in inventory. We regularly review the cost of inventory against its estimated market value and record a lower of cost or market write-down to cost of goods sold, if any inventory has a cost in excess of estimated market value.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of the respective assets.

Estimated useful lives are as follows:
Category	Useful Lives
Office Equipment	2-5 years
Vehicles	3-5 years
Leasehold Improvements	2 years

Maintenance and repairs are expensed as incurred. Expenditures for significant renewals or betterments are capitalized. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of a long-lived asset may not be recoverable. We periodically evaluate whether events and circumstances have occurred that may warrant revision of the estimated useful lives of our long-lived assets or whether the remaining balance of long-lived assets should be evaluated for possible impairment. We do not believe that there were any indicators of impairment that would require an adjustment to such assets or their estimated periods of recovery at December 31, 2012 and 2011.

Goodwill and Other Intangible Assets

We do not amortize goodwill, but rather test goodwill for impairment at least annually.

We capitalize external legal costs and filing fees associated with obtaining or defending our patents. Upon issuance of new patents or successful defense of existing patents, we amortize these costs using the straight line method over the shorter of the legal life of the patent or its economic life. We believe the remaining useful life we assign to these patents, approximately 12 years as of December 31, 2012, are reasonable. We periodically review our patents to determine whether any such cost have been impaired and are no longer being used. To the extent we are no longer using certain patents, the associated costs will be written off at that time.

Costs associated with patents currently held are approximately $1.4 million, net of approximately $89,000 of accumulated amortization, are included in other assets, net as of December 31, 2012, and are being amortized over the estimated useful life, which was determined to be seventeen years. Amortization expense of patents was approximately $68,000 and $7,000 in each of the years ended December 31, 2012 and 2011, respectively. Estimated amortization expense of patents for the five years subsequent to December 31, 2012, is approximately $110,000 per year. Capitalized filing fees associated with obtaining new patents not yet issued and defense of existing patents (not yet resolved) of approximately $165,000 are included in other assets as December 31, 2012.

Discontinued operations

Discontinued operations are presented and accounted for in accordance with Accounting Standards Codification (ASC) 360, “Impairment or Disposal of Long-Lived Assets,” (ASC 360). When a qualifying component of the Company is disposed of or has been classified as held for sale, the operating results of that component are removed from continuing operations for all periods presented and displayed as discontinued operations if: (a) elimination of the component’s operations and cash flows from the Company’s ongoing operations has occurred (or will occur) and (b) significant continuing involvement by the Company in the component’s operations does not exist after the disposal transaction.

On September 10, 2010, we announced that we were exiting the solar panel installation business. The exit from the installation business was essentially completed at the end of the fourth quarter of 2010. The exit from the installation business was therefore classified as discontinued operations for all periods presented under the requirements of ASC 360.

Manufacturer and Installation Warranties

The manufacturer directly warrants the solar panels and inverters for a range from 15 to 25 years. We warrant the balance of system components of our products against defects in material and workmanship for five years. We assist our customers in the event of a claim under the manufacturer warranty to replace a defective solar panel or inverter. The warranty liability for the material and the workmanship of the balance of system components of approximately $330,000 at December 31, 2012 and $218,000 at December 31, 2011, is included within “Accrued warranty” in the accompanying consolidated balance sheets.

The liability for our manufacturing warranty consists of the following:

	Twelve Months Ended
	2012	2011
Beginning accrued warranty balance	$217,812	$51,860
Reduction for labor payments and claims made under the warranty	(1,723)	—
Accruals related to warranties issued during the period	113,591	165,952
Ending accrued warranty balance	$329,680	$217,812

We previously recorded a provision for warranty liability related to our discontinued installation operations. We provided for a 5-year or a 10-year warranty on the installation of a system and all equipment and incidental supplies other than solar panels and inverters that are covered under the manufacturer warranty. The liability for the installation warranty at December 31, 2012 and 2011 was approximately $1.0 million and $1.1 million, respectively, and is included within “Liabilities of Discontinued Operations” in the accompanying consolidated balance sheets. Defective solar panels or inverters are covered under the manufacturer warranty. In the event that a panel or inverter needs to be replaced, we will replace the defective item within the manufacturer’s warranty period (between 5-25 years).

Fair Value of Financial Instruments

The carrying values reported for cash equivalents, accounts receivable, assets associated with discontinued operations, accounts payable, accrued liabilities and the outstanding credit facility approximated their respective fair values at each balance sheet date due to the short-term maturity of these financial instruments.

Revenue Recognition

Revenue from sales of products is recognized when: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sale price is fixed or determinable, and (4) collection of the related receivable is reasonably assured. We recognize revenue when the solar power systems are shipped to the customer.

Stock-based Compensation

We apply the fair value method under Accounting Standards Codification (ASC) 718 in accounting for our 2001 Stock Option Plan and our 2006 Stock Incentive Plan. Under ASC 718, compensation cost is measured at the grant date based on the fair value of the equity instruments awarded and is recognized over the period during which an employee is required to provide service in exchange for the award, or the requisite service period, which is usually the vesting period. The fair value of the equity award granted is estimated on the date of the grant.

Advertising

We expense advertising costs as incurred. Advertising expense, included in “Sales and marketing expenses,” for the years ended December 31, 2012 and 2011, was approximately $144,000 and $187,000, respectively.

Research and Development Costs

Research and development expenses, which include the cost of activities that are useful in developing new products, processes or techniques, as well as expenses for activities that may significantly improve existing products or processes are expensed as incurred. In the years ended December 31, 2012 and 2011, we expensed approximately $649,000 and $800,000, respectively, in general and administrative costs.

Shipping and Handling Costs

Shipping and handling costs associated with inbound freight are included in cost of inventory and expensed as cost of sales when the related inventory is sold.

Income Taxes

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. A deferred tax asset valuation allowance is recorded when it is more likely than not that deferred tax assets will not be realized. Utilization of net operating loss carryforwards may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code. The annual limitation may result in the expiration of net operating loss carryforwards before utilization. We apply the provisions of ASC 740, formerly FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting this standard, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Earnings Per Share

As of January 1, 2009, we adopted Accounting Standards Codification (ASC) 260 (formerly Financial Accounting Standards Board Staff Position (FSP) Emerging Issues Task Force (EITF) 03-6-1) (ASC 260), “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (the “Staff Position”), which states that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are considered participating securities and shall be included in the computation of net income (loss) per share pursuant to the two-class method described in ASC 260 (formerly Statement of  Financial Accounting Standards (SFAS) No. 128), Earnings Per Share. The effect of the adoption of the Staff Position was not material to our net loss per share.

In accordance with the Staff Position, basic net income (loss) per share is computed by dividing net income (loss), excluding net income (loss) attributable to participating securities, by the weighted average number of shares outstanding less the weighted average unvested restricted shares outstanding. Diluted net income (loss) per share is computed by dividing net income (loss), excluding net income (loss) attributable to participating securities, by the denominator for basic net income (loss) per share and any dilutive effects of stock options, restricted stock, convertible notes and warrants.

On April 6, 2011, we filed a Certificate of Amendment to our Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a reverse split of our common stock at a ratio of 1-for-4. The reverse stock split became effective at the close of business on April 13, 2011. All historical share and per share amounts have been adjusted to reflect this reverse stock split. The par value of our common stock did not change. The following table sets forth the computation of basic and diluted net loss per share:

	Twelve Months Ended December 31,
	2012	2011
Basic:
Numerator:
Net loss	$(8,622,393)	$(4,631,621)
Less: Net loss allocated to participating securities	170,052	72,062
Net loss attributable to stockholders	(8,452,341)	(4,559,559)
Preferred stock dividend	(174,342)	(99,047)
Preferred deemed dividend	(362,903)	(975,460)
	$(8,989,586)	$(5,634,066)
Denominator:
Weighted-average shares outstanding	19,791,045	12,537,727
Weighted-average unvested restricted shares outstanding	(390,321)	(195,072)
Denominator for basic net loss per share	19,400,724	12,342,655

Basic net loss per share attributable to common stockholders	$(0.46)	$(0.46)

Diluted:
Numerator:
Net loss	$(8,622,393)	$(4,631,621)
Less: Net loss allocated to participating securities	170,052	72,062
Net loss attributable to stockholders	(8,452,341)	(4,559,559)
Preferred stock dividend	(174,342)	(99,047)
Preferred deemed dividend	(362,903)	(975,460)
	$(8,989,586)	$(5,634,066)
Denominator:
Denominator for basic calculation	19,400,724	12,342,655
Weighted-average effect of dilutive stock options	—	—
Denominator for diluted net loss per share	19,400,724	12,342,655

Diluted net loss per share attributable to common stockholders	$(0.46)	$(0.46)

The following table sets forth potential shares of common stock at the end of each period presented that are not included in the calculation of diluted net loss per share because to do so would be anti-dilutive:

	December 31, 2012	December 31, 2011
Stock options outstanding	679,744	1,077,744
Unvested restricted stock	48,073	289,795
Warrants to purchase common stock	3,398,045	4,106,016
Preferred stock convertible into common stock	35,230,263	3,409,029

Segment Reporting

Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by management in deciding how to allocate resources and in assessing performance. We are engaged in a single business segment wherein we design, manufacture and sell our solar panels to solar installers, trade workers and do-it-yourself customers through distribution partnerships, our dealer network and retail outlets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Westinghouse Solar and Fairview, pursuant to the Merger as described in Note 1. We also have two wholly-owned subsidiaries as of December 31, 2012 and 2011. Akeena Corp. and Andalay Solar, Inc. are wholly-owned subsidiaries of Westinghouse Solar, Inc. All inter-company accounts have been eliminated in consolidation.

3. Discontinued Operations

On September 10, 2010, we announced that we were exiting the solar panel installation business and we were expanding our distribution business to include sales of our Westinghouse Solar Power Systems directly to dealers in California. The exit from the installation business was essentially completed by the end of 2010. As a result of the decision to exit the California installation business we recorded a restructuring charge totaling approximately $3.0 million for the year ended December 31, 2010, the majority of which were non-cash charges. This restructuring charge was comprised primarily of (i) one-time severance costs of $765,000 related to headcount reductions paid primarily in shares of our common stock, (ii) inventory write downs of $948,000, (iii) lease accelerations and the write off of leasehold improvements of $307,000, (iv) goodwill impairment of $299,000, (v) vehicle, furniture and fixtures and computer equipment write downs of $290,000 and (vi) other prepaid costs write-downs of $367,000. During the year ended December 31, 2010, we recorded a loss from discontinued operations of $6.5 million. During the year ended December 31, 2012, we recorded a $16,000 gain from the discontinued installation business and during the year ended December 31, 2011, we recorded a $113,000 loss from the discontinued installation business.

The assets and liabilities of discontinued operations are presented separately under the captions “Assets of discontinued operations,” “Liabilities of discontinued operations” and “Long-term liabilities of discontinued operations,” respectively, in the accompanying consolidated balance sheets at December 31, 2012 and 2011, and consist of the following:

Assets of discontinued operations:	December 31, 2012	December 31, 2011
Accounts receivable and other receivables	$1,340	$41,762
Prepaid expenses and other current assets	—	34,415
Other assets	9,556	11,278
Total current assets of discontinued operations	10,896	87,455
Security deposits on operating leases	—	9,913
Security deposit – escrow account for installation jobs	200,000	200,000
Total assets of discontinued operations	$210,896	$297,368

Liabilities of discontinued operations:	December 31, 2012	December 31, 2011
Accrued liabilities	$8,656	$124,751
Accrued warranty	1,042,663	1,133,549
Deferred revenue	1,500	50,520
Total current liabilities	1,052,819	1,308,820

Other long-term liabilities	—	10,200
Total discontinued operations liabilities	$1,052,819	$1,319,020

We entered into a Supply and Warranty Agreement and Master Assignment Agreement with Real Goods Solar, Inc. (Real Goods), pursuant to which Real Goods has agreed to perform certain warranty work. The terms of the agreement provide that an escrow account be established as a source of funds from which to satisfy our obligation to pay Real Goods for its fees and reimburse it for its expenses for this warranty work. In March 2011, we entered into an Escrow Agreement with Real Goods and deposited $200,000 into an escrow account. The amount is reflected in long-term assets of discontinued operations in the balance sheet. The escrow deposit will be released to us in the amount of $40,000, or one-fifth of the remaining escrow funds, per year after each of the fifth through the ninth anniversary of the escrow agreement.

In connection with the announcement of our exit from the solar panel installation business, we reclassified certain assets as “Assets held for sale,” in the accompanying consolidated balance sheets. At December 31, 2011, we had $18,293 in inventory in assets held for sale. There were no assets held for sale at December 31, 2012.

4. Accounts Receivable

Accounts receivable consists of the following:
	December 31, 2012	December 31, 2011
Trade accounts	$490,401	$1,230,895
Less: Allowance for bad debts	(108,750)	(39,000)
Less: Allowance for returns	(15,806)	(95,315)
	$365,845	$1,096,580

The following table summarizes the allowance for doubtful accounts as of December 31, 2012 and 2011:

	Balance at Beginning of Period	Provisions, net	Write-Off/ Recovery	Balance at End of Period
Year ended December 31, 2012	$39,000	$485,000	$(415,000)	$109,000
Year ended December 31, 2011	$5,000	$34,000	$—	$39,000

5. Inventory

Inventory consists of the following:

	December 31, 2012	December 31, 2011
Finished goods	$755,643	$3,428,301
Work in process	240,070	744,508
	$995,713	$4,172,809

Included in inventory at December 31, 2012, is an $11,000 credit related to a pricing adjustment from a supply agreement. As of December 31, 2011, we had capitalized in inventory approximately $75,000 in stock compensation related to the restricted stock grant for a supply agreement with Light Way Green New Energy Co., Ltd, and $12,000 related to rent, depreciation and salary costs.

During the year ended December 31, 2012, we recorded a $206,000 non-cash inventory write-down, a $65,000 write-off of accumulated inventory overhead costs and a $112,000 non-cash inventory write-off, representing 7.3% of revenue in total. The $206,000 write-down was an adjustment to the carrying value of our older, smaller-format solar panels and older microinverter inventory to reflect the decline in market prices compared to our original cost and the $112,000 was an inventory write-off of obsolete inventory.

6. Property and Equipment, Net

Property and equipment, net consist of the following:

	December 31, 2012	December 31, 2011
Office equipment	$522,745	$573,852
Leasehold improvements	148,759	148,759
Vehicles	17,992	17,992
	689,496	740,603
Less: Accumulated depreciation and amortization	(642,619)	(543,885)
	$46,877	$196,718

Depreciation expense for the twelve months ended December 31, 2012 and 2011 was approximately $150,000 and $193,000, respectively. Beginning in the fourth quarter 2010, concurrent with our change in business model to a pure a manufacturing and distribution business, a portion of depreciation expense related to leasehold improvements and equipment in our warehouse is allocated to cost of goods sold. All other depreciation is included in general and administrative expense.

7. Accrued Liabilities

Accrued liabilities consist of the following:
	December 31, 2012	December 31, 2011
Accrued salaries, wages, benefits and bonus	$65,581	$92,692
Sales tax payable	877	1,159
Accrued accounting and legal fees	5,160	138,233
Allowance for returns	—	20,081
Customer deposit payable	36,540	13,819
Accrued interest	76,438	—
Royalty payable	262,500	125,000
Other accrued liabilities	41,860	37,829
	$488,956	$428,813

8. Credit Facility

Line of credit

On February 15, 2011, we entered into a Business Financing Agreement (the "2011 Credit Facility") with Bridge Bank, National Association (“Bridge Bank”) to finance our accounts receivables. The 2011 Credit Facility provides for a credit limit of $750,000, representing the maximum amount of advances based on up to 50% of $1.5 million of gross eligible accounts receivables. The 2011 Credit Facility may be terminated at any time by either party and may be renewed under similar terms if acceptable and agreed to by both parties. If any advance is not repaid in full within 90 days from the earlier of (a) invoice date, or (b) the date on which such advance is made, we are obligated to immediately pay the outstanding amount to Bridge Bank. Outstanding loans under the 2011 Credit Facility will accrue interest at the Bridge Bank Prime rate plus 3.0% (annualized) of the daily gross financed amount outstanding. The 2011 Credit Facility is secured by substantially all of our assets. As of December 31, 2012, there were no borrowings under the 2011 Credit Facility. In addition, due to Suntech entering judgment against us on March 15, 2013, our credit facility is currently unavailable. As of December 31, 2011, there was approximately $92,000 borrowed under the 2011 Credit Facility.

9. Capital Lease Obligations

Our capital lease obligation consists of a lease on equipment. Our scheduled principal maturities relating to this capital lease obligation at December 31, 2012 is approximately $5,000 in 2013.

10. Stockholders’ Equity

We were incorporated in 2001 and elected at that time to be taxed as an S corporation. During June 2006, we reincorporated in the State of Delaware and became a C corporation. On August 11, 2006, we entered into a reverse merger transaction with Fairview as discussed in Note 1. Pursuant to the Merger, the stockholders of Westinghouse Solar received one share of Fairview common stock for each issued and outstanding share of Westinghouse Solar common stock. Westinghouse Solar’s common shares were also adjusted from $0.01 par value to $0.001 par value at the time of the Merger. Since the stockholders of Westinghouse Solar owned a majority of the outstanding shares of Fairview common stock immediately following the Merger, and the management and board of Westinghouse Solar became the management and board of Fairview immediately following the Merger, the Merger is being accounted for as a reverse merger transaction and Westinghouse Solar was deemed to be the acquirer. The assets, liabilities and the historical operations prior to the Merger are those of Westinghouse Solar. Subsequent to the Merger, the consolidated financial statements include the assets, and the historical operations of Westinghouse Solar and Fairview from the closing date of the Merger.

We have 101,000,000 shares of capital stock authorized under our certificate of incorporation, consisting of 100,000,000 shares of common stock and 1,000,000 shares of preferred stock. As of December 31, 2012, we have authorized (i) 2,000 shares of Series A Convertible Preferred Stock, par value $0.001, all of which have been converted or cancelled and none of which remain outstanding, (ii) 4,000 shares of Series B 4% Convertible Preferred Stock, par value $0.001, of which 2,242.686 shares remain outstanding and (iii) 1,175 shares of our Series C 8% Convertible Preferred Stock, par value $0.001, of which 800 shares remain outstanding. See “Subsequent Events” for a discussion of the sale of our Series C and Series D Convertible Redeemable Preferred Stock.

On February 17, 2011, we entered into a securities purchase agreement with certain institutional accredited investors relating to the sale of 4,000 units at a price of $900 per unit. See “Convertible Redeemable Preferred Stock and Preferred Deemed Dividend” for a discussion of the sale of units.

On March 25, 2011, we entered into a Supply Agreement (the “Lightway Supply Agreement”) with Light Way Green New Energy Co., Ltd (Lightway). Lightway is a vertically integrated manufacturer of polycrystalline silicon wafers, solar cells and solar modules. Lightway is a supplier for our proprietary Westinghouse solar panels. In consideration of the new contract manufacturing arrangement, we agreed to issue to Lightway shares of our common stock with a market value of $520,000, based on the closing share price of our common stock on the date of the first shipment of products by Lightway. On July 31, 2011, in conjunction with their first shipment, we issued Lightway 361,111 unvested shares of our common stock. The shares vested ratably on a monthly basis over a one year period beginning August 31, 2011 and, as of September 30, 2012, all shares have vested.

On August 16, 2011, we entered into a securities purchase agreement with an institutional accredited investor relating to the sale of 990,099 shares of common stock at a price of $1.01 per share, along with the sale of Series L Warrants to purchase up to 643,564 shares of common stock (65% of the number of shares of common stock initially issued) at an exercise price of $1.17 per share. The warrants were not exercisable until six months after issuance and have a term of five years from the date they are first exercisable. The aggregate purchase price for the shares and the warrants was $1,000,000. Under the securities purchase agreement, we agreed to amend the outstanding Series J Warrants, such that the exercise price of the Series J Warrants was reduced from $2.44 per share to $1.17 per share. In addition, each of the Series J Warrants, (i) is not exercisable until the six month anniversary of the closing under the August 16, 2011 securities purchase agreement, and (ii) the expiration date is extended such that the warrant is exercisable for five years from the delayed initial exercise date.

On September 28, 2011, we entered into a securities purchase agreement with an institutional accredited investor relating to the sale of 500,000 shares of common stock at a price of $0.80 per share, along with the sale of Series M Warrants to purchase up to 325,000 shares of common stock (65% of the number of shares of common stock initially issued) at an exercise price of $0.81 per share. The warrants were not exercisable for six months after issuance and have a term of 5½ years from the date they are first exercisable. The aggregate purchase price for the shares and the warrants was $500,000. Under the securities purchase agreement, we agreed to amend the outstanding Series L Warrants, such that the exercise price of the Series L Warrants was reduced from $1.17 per share to $0.81 per share. In addition, each of the Series L Warrants, (i) was not exercisable for the six month anniversary of the closing under the September 28, 2011 securities purchase agreement, and (ii) the expiration date is extended such that the warrant is exercisable for five years from the delayed initial exercise date.

On December 30, 2011, we entered into a securities purchase agreement with CBD, relating to the sale of 1,666,667 shares of common stock at a price of $0.60 per share. The aggregate purchase price was $1,000,000. As a result of the December 30, 2011 sale, (i) the conversion price of the Series B Preferred was reduced to $0.60 per share of common stock, and (ii) the exercise price per share of the Series K Warrants was reduced to $0.60 per share of common stock.

On March 30, 2012, we entered into an amendment to the outstanding Series K warrants which removed the provision for any future price adjustment to the exercise price. See “Stock Warrants and Warrant Liability” for a discussion on the accounting treatment of these warrants.

On March 30, 2012, pursuant to a supply agreement with Lightway, we issued 1,900,000 share of our common stock to them. The shares were issued at $0.55 per share based on the latest closing sale price on the date of issuance.

On August 14, 2012, we entered into a securities purchase agreement with an institutional accredited investor relating to the sale of 2,000,000 shares of our common stock at a price of $0.25 per share.  The aggregate purchase price was $500,000.

See Note 13 for a discussion of the accounting treatment of the stock warrant transactions discussed above.

11. Convertible Redeemable Preferred Stock and Preferred Deemed Dividend

On February 17, 2011, we entered into a securities purchase agreement with certain institutional accredited investors relating to the sale of 4,000 units at a price of $900 per unit (the “Securities Purchase Agreement”). Each unit consists of (i) one share of Series B Preferred Stock (the “Series B Preferred”), with each such share of Series B Preferred initially convertible into 500 shares of common stock at an initial conversion price of $1.80 per share, subject to future adjustment for various events, and (ii) warrants to purchase 425 shares of common stock at an initial exercise price of $2.40 per share, subject to future adjustment for various events, which warrants were not exercisable for six months after issuance and have a term of five years from the date of first exercisability (the “Series K Warrants” and together with the Series B Preferred, the “Securities”). The aggregate purchase price for the Securities was $3,600,000, less $532,000 in issuance costs. As of December 31, 2012, 1,757 shares of preferred stock had been converted into 1,152,601 shares of common stock.

The Certificate of Designation to create the Series B Preferred includes certain negative covenants regarding indebtedness and other matters, and includes provisions under which the holders of the Series B Preferred are entitled to demand redemption for cash upon specified triggering events. The Series B Preferred bears dividends at the rate 4% per year for the first year, and 8% per year thereafter, payable in stock or in cash at our election, subject to certain restrictions.

In connection with the sale of the Securities under the Securities Purchase Agreement, we entered into a registration rights agreement with the purchasers (the “Registration Rights Agreement”). In accordance with the Registration Rights Agreement, we filed a registration statement, on March 18, 2011, to register for resale the shares of common stock issued and issuable to the purchasers upon conversion of the Series B Preferred and the shares issuable upon exercise of the Series K Warrants. The registration statement was declared effective on June 17, 2011. Under the terms of the Registration Rights Agreement, we are obligated to maintain the effectiveness of the resale registration statement until all securities registered thereunder are sold or otherwise can be sold pursuant to Rule 144, without restriction.

On the date of issuance, we recorded the value of the Series B Preferred of $1.0 million and of the warrants of $2.6 million on our balance sheet. The closing price of our common stock on the date of issuance was used to value the Series B Preferred and we used the Black-Scholes model to value the Series K Warrants. For purposes of calculating the fair value of the warrants, we used a risk free rate of return of 1.4%, an expected life of 4.1 years and a volatility percentage of 103.2%. The intrinsic value of the beneficial conversion feature is considered a preferred deemed dividend totaling $975,000 to the preferred shareholders, and was charged to additional paid-in capital on our condensed consolidated balance sheets and net loss attributable to common stockholders on our condensed consolidated statements of operations.

Effective August 23, 2011, we amended our Certificate of Designation of Preferences, Rights and Limitations of the Series B 4% Convertible Preferred Stock to amend the terms of the outstanding Series B 4% Convertible Preferred Stock. The principal changes included in the Certificate of Amendment are to: (i) add a hard floor price of $0.10 per share of common stock as a limitation to any future conversion price adjustment to the Series B Preferred Stock resulting from future sales of common stock (or common stock equivalents) or at the one year anniversary of the original issuance date (February 18, 2012) if the recent trading price (20 day VWAP) is below the then current conversion price; (ii) reclassify the consequence of certain breaches and triggering events such that the holders of the Series B Preferred Stock would not be entitled to potentially receive cash redemption in such events, but instead would have rights to receive additional shares of common stock (either in the form of increased dividend payments or upon redemption of their Series B Preferred); and (iii) take into account certain adjustment events that have occurred since the Original Filing, including the 1-for-4 reverse stock split of our common stock implemented after the close of business on April 13, 2011. The purpose for adopting the Certificate of Amendment was to implement revisions that caused the balance sheet value associated with the Series B Preferred Stock to be treated as stockholders’ equity, rather than as “mezzanine” equity, for accounting purposes.

As a result of our December 30, 2011 stock sale to CBD, the conversion price of the Series B Preferred was reduced to $0.60 per share of common stock. As a result of our August 14, 2012 stock sale, the conversion price of the Series B Preferred was further reduced to $0.25 per share of common stock. The maximum intrinsic value of the beneficial conversion feature was previously recorded on the date of issuance for the Series B Preferred and, consequently, no additional preferred deemed dividend was recorded as a result of the reduction in the conversion price of the Series B Preferred.

On October 18, 2012, we filed with the Secretary of State of the State of Delaware a Certificate of Designation creating and specifying the rights of our Series C Preferred Stock. The number of shares designated Series C Preferred Stock is 1,750 (which shall not be subject to increase without the written consent of the holders of a majority of such series of preferred stock). Each share of Series C Preferred has a par value of $0.001 per share and a stated value equal to $1,000, subject to increase under certain circumstances. Each share of Series C Preferred is convertible, at any time at the option of the holder thereof, into shares of our common stock determined by dividing the stated value per share of our Series C Preferred by the closing price per share of our common stock as reported on the OTCQB Marketplace (OTCQB) on October 18, 2012, which is $0.155. The conversion price is subject to further adjustments as set forth in the Series C Certificate of Designation.

The holders of our Series C Preferred are entitled to receive, and we are obligated to pay, cumulative dividends at the rate per share (as a percentage of the stated value per share) of 8% per annum, payable quarterly on March 31, June 30, September 30 and December 31. Dividends are payable in cash or in shares of newly issued common stock, depending on whether we have cash available for lawful payment of dividends and whether we satisfy certain conditions for the alternative to pay the dividends in shares.

Our Series C Preferred generally is non-voting, provided that our holders of Series C Preferred have rights of approval with regard to amendments to our Certificate of Incorporation or to the Certificate of Designation that would adversely affect the rights of our Series C Preferred. Our Series C Preferred provides for a number of negative covenants applicable to us, including restrictions on the amount of our indebtedness (generally, to an amount not to exceed $5 million) and related liens, and restrictions on our use of cash to redeem or to pay dividends with respect to our common stock or other junior securities. In various “triggering event” circumstances set forth in the Series C Certificate of Designation, the holders of our Series C Preferred have rights to demand the redemption of their shares, for cash or for shares of our common stock, depending on the nature of the triggering event.

On October 18, 2012, we entered into a securities purchase agreement with certain institutional accredited investors relating to the sale and issuance of up to 1,245 shares of our newly created Series C Preferred Stock, for aggregate proceeds of up to $1,245,000.  At the initial closing, we sold and issued 750 shares of Series C Preferred, for initial aggregate proceeds of $750,000. On November 2, 2012, we provided to the purchasers of our Series C Preferred Stock a draw down notice under the Purchase Agreement. As a result of the draw down, we sold an aggregate of 350 additional shares of our Series C Preferred to the purchasers for aggregate proceeds of $350,000.  Based on the closing price of our common stock as reported on the OTCQB Marketplace (OTCQB) on November 2, 2012 (which was $0.08 per share), the 350 shares of Series C Preferred issued pursuant to the draw down was convertible into 4,375,000 shares of our common stock. As a result of the contingent conversion feature on the Series C Preferred, which reduced the conversion price from $0.155 to $0.08 per share on the total 750 shares of Series C Preferred Stock issued and outstanding at November 2, 2012, and which resulted in an increase in the number of common shares issuable, we recognized a preferred deemed dividend of $362,000. The net loss attributable to common shareholders reflects both the net loss and the deemed dividend.

Effective October 18, 2012, we amended our Series B Certificate of Designation to reduce the “Floor Price” limitation related to the conversion rights of the Series B Preferred Stock from $0.10 to $0.01 per share.

On January 24, 2013, we provided to the Purchasers of our Series C Preferred Stock a draw down notice under the Purchase Agreement. The Purchasers agreed to accept the new draw down notice and thereby extend our right to exercise a “put” to sell additional Series C Preferred beyond the Securities Purchase Agreement’s prior expiration date of December 31, 2012. As a result of the draw down, we sold an aggregate of 75 additional shares of Series C Preferred to the Purchasers for aggregate proceeds of $75,000. Based on the closing price of our common stock as reported on the OTCQB Marketplace on January 24, 2013 (which was $0.05 per share), the 75 shares of Series C Preferred to be issued pursuant to the draw down would be convertible into 1,500,000 shares of our common stock.

As a result of the January 24, 2013 draw down notice, pursuant to the terms of the outstanding Series B 4% Convertible Preferred Stock (the “Series B Preferred”), the conversion price of the Series B Preferred was reduced from $0.08 per share of common stock to become equal to $0.05, and the conversion price of the Series C Preferred issued under the initial closing was reduced from $0.08 per share of common stock to become equal to $0.05. As of March 7, 2013, there were 2,209.686 shares of Series B Preferred that remain outstanding. With the January 24, 2013 draw down, and after recent conversions of our Series C Preferred, there are 310 shares of Series C Preferred that remain outstanding. After adjustment to the conversion prices as a result of the January 24th draw down, the outstanding Series B Preferred and Series C Preferred would be convertible into 39,774,348 shares and 6,200,000 shares, respectively, of our common stock.

See Note 13 for a discussion of the accounting treatment of the stock warrant transactions described above.

12. Stock Option and Incentive Plan

On August 8, 2006, we adopted the Westinghouse Solar, Inc. 2006 Stock Incentive Plan (the “Stock Plan”) pursuant to which shares of common stock are available for issuance to employees, directors and consultants under the Stock Plan as restricted stock and/or options to purchase common stock. The Stock Plan allows for issuance of up to 3,000,000 shares and there were 1,112,310 shares available for issuance under the Stock Plan as of December 31, 2012.

Restricted stock and options to purchase common stock may be issued under the Stock Plan. The restriction period on restricted stock grants generally expire at a rate of 25% per quarter over one year or 25% per year over four years, unless decided otherwise by our Compensation Committee. Options to purchase common stock generally vest and become exercisable at a rate of 25% per quarter over one year or as to one-third of the total amount of shares subject to the option on each of the first, second and third anniversaries from the date of grant. Options to purchase common stock generally have a 5-year term.

We use the Black-Scholes-Merton Options Pricing Model (Black-Scholes) to estimate fair value of our employee and our non-employee director stock-based awards. Black-Scholes requires various judgmental assumptions, including estimating stock price volatility, expected option life and forfeiture rates. If we had made different assumptions, the amount of our deferred stock-based compensation, stock-based compensation expense, gross margin, net loss and net loss per share amounts could have been significantly different. We believe that we have used reasonable methodologies, approaches and assumptions to determine the fair value of our common stock, and that our deferred stock-based compensation and related amortization were recorded properly for accounting purposes. If any of the assumptions we used change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

We measure compensation expense for non-employee stock-based compensation under Accounting Standards Codification (ASC) 505-50, “Equity-Based Payments to Non-Employees.” The fair value of the option issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The estimated fair value is measured utilizing Black-Scholes using the value of our common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete (generally the vesting date). The fair value of the equity instrument is charged directly to expense and additional paid-in capital.

We recognized stock-based compensation expense of approximately $704,000 and $1.1 million during the twelve months ended December 31, 2012 and 2011, respectively, relating to compensation expense calculated based on the fair value at the time of grant for restricted stock and based on Black-Scholes for stock options granted under the Stock Plan.

The following table sets forth a summary of restricted stock activity for the twelve months ended December 31, 2012 and 2011:

	Number of Restricted Shares	Weighted-Average Grant Date Fair Value
Outstanding and not vested beginning balance at January 1, 2011	101,446	$7.57
Granted	332,155	$1.46
Forfeited/cancelled	(33,550)	$4.61
Released/vested	(110,256)	$4.91
Outstanding and not vested beginning balance at January 1, 2012	289,795	$1.92
Granted	1,029,113	$0.31
Forfeited/cancelled	(131,216)	$1.68
Released/vested	(1,139,619)	$0.47
Outstanding and not vested at December 31, 2012	48,073	$2.50

Restricted stock is valued at the grant date fair value of the common stock and expensed over the requisite service period or vesting period. We estimate forfeitures when recognizing stock-based compensation expense for restricted stock, and the estimate of forfeitures is adjusted over the requisite service period should actual forfeitures differ from such estimates. At December 31, 2012 and 2011, there was approximately $96,000 and $465,000, respectively, of unrecognized stock-based compensation expense associated with the granted but unvested restricted stock. Stock-based compensation expense relating to these restricted shares is being recognized over a weighted-average period of 1.9 years. The total fair value of shares vested during the twelve months ended December 31, 2012 and 2011, was approximately $256,000 and $161,000, respectively. Tax benefits resulting from tax deductions in excess of the compensation cost recognized (excess tax benefits) are classified as financing cash flows on our consolidated statements of cash flows. During the twelve months ended December 31, 2012 and 2011, there were no excess tax benefits relating to restricted stock and therefore there is no impact on the accompanying consolidated statements of cash flows.

The following table sets forth a summary of stock option activity for the twelve months ended December 31, 2012 and 2011:

	Number of Shares Subject To Option 2012	Weighted-Average Exercise Price	Number of Shares Subject To Option 2011	Weighted-Average Exercise Price
Outstanding beginning balance	1,077,744	$5.47	999,775	$8.66
Granted during the year	46,875	0.26	377,699	1.72
Forfeited/cancelled/expired during the year	(444,875)	9.08	(299,730)	11.36
Exercised during the year	—	—	—	—
Outstanding at end of year	679,744	$2.75	1,077,744	$5.47
Exercisable at end of year	477,538	$2.82	468,758	$8.95
Outstanding and expected to vest	669,049	$2.82	1,007,256	$5.68

Stock options are valued at the estimated fair value on the grant date or the measurement date and expensed over the requisite service period or vesting period. The weighted-average volatility was based upon the historical volatility of our common stock price. The fair value of stock option grants during the twelve months ended December 31, 2012 and 2011 was estimated using the Black-Scholes option-pricing model with the following assumptions:

	Twelve Months Ended December 31,
	2012	2011
Weighted-average volatility	105.5%	103.8%
Expected dividends	0.0%	0.0%
Expected life	2.9 years	3.0 years
Weighted-average risk-free interest rate	0.25%	1.1%

The weighted-average fair value per share of the stock options as determined on the date of grant was $0.14 for the stock options to purchase 46,875 shares of common stock granted during the twelve months ended December 31, 2012 and $1.07 for the stock options to purchase 377,699 share of common stock granted during the twelve months ended December 31, 2011. The weighted-average remaining contractual term for the stock options outstanding (vested and expected to vest) and exercisable as of December 31, 2012 and 2011, was 2.9 years and 3.2 years, respectively. The total estimated fair value of stock options vested during the twelve months ended December 31, 2012 and 2011 was approximately $406,000 and $541,000, respectively. The aggregate intrinsic value of stock options outstanding as of December 31, 2012 and 2011 was zero.

We estimate forfeitures when recognizing stock-based compensation expense for stock options and the estimate of forfeitures is adjusted over the requisite service period should actual forfeitures differ from such estimates. At December 31, 2012 and 2011, there was approximately $94,000 and $520,000, respectively, of unrecognized stock-based compensation expense associated with stock options granted. Stock-based compensation expense relating to these stock options is being recognized over a weighted-average period of 1.0 years and 1.5, respectively. Tax benefits resulting from tax deductions in excess of the compensation cost recognized (excess tax benefits) is classified as financing cash flows on our consolidated statements of cash flows. During the twelve months ended December 31, 2012 and 2011, there were no excess tax benefits relating to stock options and therefore there is no impact on the accompanying consolidated statements of cash flows.

Non-vested stock option activity for the year ended December 31, 2012 is as follows:
	Non-Vested Stock Options	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2011	608,986	$0.85
Granted	46,875	$0.14
Forfeited/cancelled	(140,415)	$(1.70)
Released/vested	(313,240)	$(1.30)
Outstanding at December 31, 2012	202,206	$0.65

Options outstanding at December 31, 2012 are summarized as follows:

	Options Outstanding			Vested Options
	Number Outstanding	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price	Number Outstanding	Weighted- Average Exercise Price
$0.11 - $0.58	114,865	4.2	$0.45	86,115	$0.41
$0.75 - $2.04	88,596	3.4	$1.46	88,596	$1.46
$2.16 - $2.44	146,113	3.0	$2.21	75,281	$2.26
$3.48 - $10.84	128,875	1.5	$4.95	113,751	$5.15
$17.44 - $32.08	1,295	0.5	$32.08	1,295	$32.08
$0.11 - $32.08	479,744	3.0	$2.47	365,038	$2.64

13. Stock Warrants and Warrant Liability

On February 17, 2011, we entered into a securities purchase agreement and issued Series K Warrants to purchase up to 1,700,002 shares of common stock at an exercise price of $2.40 per share, which warrants are not exercisable until six months after issuance and have a term of five and one-half years. The fair value of the warrants was estimated using Black-Scholes with the following weighted-average assumptions:  risk-free interest rate of 1.4%, an expected life of 4.1 years; an expected volatility factor of 103.2% and a dividend yield of 0.0%. The estimated value of these warrants was approximately $2.6 million, of which $2.6 million was reflected as common stock warrant liability with an offset to preferred stock as of the offering close date. As a result of the August 16, 2011 security sale, the exercise price of the Series K warrants was reduced from $2.40 to $1.01; as a result of the September 28, 2011 security sale, the exercise price of the Series K warrants was further reduced from $1.01 to $0.80. The estimated value assigned to the reduction in exercise price was $270,000 and $50,000, respectively, on August 16, 2011 and September 28, 2011, and we recognized a non-cash charge from the change in the fair value of the warrants. During the nine months ended September 30, 2012, 472,222 Series K Warrants were exercised at a price of $0.60 per share and total proceeds of approximately $283,000. As a result of the exercise, we recognized approximately $253,000 in the change in the estimated value assigned to the warrants as an increase to equity and a decrease to the warrant liability. On March 30, 2012, we entered into an Amendment to Securities Purchase Agreement with the holders of the remaining Series K warrants (Series K Amendment) reducing the exercise price to $0.40 and removing provisions for any future price adjustment to the exercise price. On March 30, 2012, the fair value of the warrants was estimated using Black-Scholes with the following weighted average assumptions: risk-free interest rate of 0.5%, an expected life of 3.0 years; an expected volatility factor of 109.3% and a dividend yield of 0.0%. The fair value of the warrants increased to approximately $481,000 as of March 30, 2012 and we recognized a $425,000 unfavorable non-cash adjustment from the change in fair value of these warrants for the three months ended March 31, 2012. On March 30, 2012, as a result of the Series K Amendment, the fair value of the warrants of approximately $481,000 was reclassified from warrant liability to equity.

In connection with the February 17, 2011 securities purchase agreement, we issued as a placement agent fee to our financial advisory firm warrants to purchase 60,000 shares of common stock at an exercise price of $2.44 per share, with a term of five years. The fair value of the warrants was estimated using Black-Scholes with the following weighted-average assumptions:  risk-free interest rate of 1.4%, an expected life of 3.8 years; an expected volatility factor of 103.2% and a dividend yield of 0.0%. The estimated value of these warrants was approximately $89,000 which was reflected as a reduction in the net proceeds of the preferred stock with an offset to additional paid in capital as of the offering close date.

On August 16, 2011, we entered into a securities purchase agreement and issued Series L Warrants to purchase up to 643,564 shares of common stock at an exercise price of $1.17 per share, which warrants were not exercisable until six months after issuance and have a term of five and one-half years. The fair value of the warrants was estimated using Black-Scholes with the following weighted-average assumptions:  risk-free interest rate of 0.3%, an expected life of 4.1 years; an expected volatility factor of 109.5% and a dividend yield of 0.0%. The estimated value of these warrants was approximately $554,000. In connection with the August 16, 2011 securities purchase agreement, we agreed to extend the term of the remainder of our outstanding Series J Warrants until March 28, 2017. The estimated value assigned to the reduction in exercise price and extension of these warrants was approximately $86,000. As the terms of the Series J Warrants are classified as equity, as opposed to liability, there was no accounting impact as a result of the amendment to the Series J Warrant agreement.

On September 28, 2011, we entered into a securities purchase agreement and issued Series M Warrants to purchase up to 325,000 shares of common stock at an exercise price of $0.81 per share, which warrants are not exercisable until six months after issuance and have a term of 5½ years. The fair value of the warrants was estimated using Black-Scholes with the following weighted-average assumptions:  risk-free interest rate of 0.4%, an expected life of 4.1 years; an expected volatility factor of 109.1% and a dividend yield of 0.0%. The estimated value of these warrants was approximately $193,000. In connection with the September 28, 2011 securities purchase agreement, we agreed to extend the term of the remainder of our outstanding Series L Warrants until March 28, 2017. The estimated value assigned to the reduction in exercise price and extension of these warrants was approximately $31,000. As the terms of the Series L Warrants are classified as equity, as opposed to liability, there was no accounting impact as a result of the amendment to the Series L Warrant agreement.

The following table summarizes the Warrant activity for the twelve months ending December 31, 2012 and 2011:

	Warrants for Number of Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2012	1,503,997	$9.32
Issued	2,758,269	$0.72
Exercised	—	$—
Cancelled/expired	(156,250)	$(5.36)
Outstanding at December 31, 2012	4,106,016	$3.57
Issued	—	$—
Exercised	(472,222)	$(0.60)
Cancelled/expired	(235,749)	$(40.32)
Outstanding at December 31, 2012	3,398,045	$1.36

14. Fair Value Measurement
We use a fair-value approach to value certain assets and liabilities. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. We use a fair value hierarchy, which distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

•	Level one — Quoted market prices in active markets for identical assets or liabilities;

•	Level two — Inputs other than level one inputs that are either directly or indirectly observable; and

•	Level three — Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. We evaluate our hierarchy disclosures each quarter. Assets and liabilities measured at fair value on a recurring basis are summarized as follows:

Liabilities	Level 1	Level 2	Level 3	December 31, 2012
Fair value of common stock warrant liability	$—	$—	$9	$9
Accrued rent related to office closures	—	—	8,657	8,657
Total	$—	$—	$8,666	$8,666

Liabilities	Level 1	Level 2	Level 3	December 31, 2011
Fair value of common stock warrant liability	$—	$—	$317,490	$317,490
Accrued rent related to office closures	—	—	79,888	79,888
Total	$—	$—	$397,378	$397,378

A discussion of the valuation techniques used to measure fair value for the common stock warrants is in Note 13. The accrued rent relates to a non-cash charge for the closure of our Anaheim, California location, calculated by discounting the future lease payments to their present value using a risk-free discount rate from 0.6%. The accrued rent is included within liabilities of discontinued operations and long-term liabilities of discontinued operations in our consolidated balance sheets.

The following table shows the changes in Level 3 liabilities measured at fair value on a recurring basis for the nine months ended December 31, 2012:

	Other Liabilities*	Common Stock Warrant Liability	Total Level 3
Beginning balance – January 1, 2012	$79,888	$317,490	$397,378
Total realized and unrealized gains or losses	354	416,526	416,880
Repayments	(71,585)	—	(71,585)
Transfers out of level 3 upon exercise or conversion	—	(734,007)	(734,007)
Ending balance – December 31, 2012	$8,657	$9	$8,666

*           Represents the estimated fair value of the office closures included in accrued and other long-term liabilities.

15. Income Taxes

During the years ended December 31, 2012 and 2011, respectively, there was no income tax expense or benefit for federal and state income taxes in the accompanying consolidated statements of operations due to our net loss and a valuation allowance on the resulting deferred tax assets.

The actual tax expense differs from the “expected” tax expense for the years ended December 31, 2012 and 2011 (computed by applying the U.S. Federal Corporate tax rate of 34% to income before taxes) as follows:

	December 31, 2012	December 31, 2011
Tax at Federal Statutory Rate	$(2,936,000)	$(1,536,000)
State taxes, net of Federal benefit	(454,000)	(385,000)
Research and Development Credits	—	(13,000)
Fair Market Value of Warrants	142,000	(882,000)
Stock Based Compensation	145,000	218,000
Other permanent items	(7,000)	2,000
Valuation allowance	3,110,000	2,596,000
Income Tax Provision	$—	$—

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2012 and 2011 are as follows:

	December 31, 2012	December 31, 2011
Deferred tax assets:
Net operating loss and credit carryforwards	$27,874,000	$24,978,000
Stock-Based Compensation	1,190,000	1,113,000
Accruals	976,000	811,000
Basis difference for fixed assets and intangibles	190,000	224,000
Total gross deferred tax assets	30,230,000	27,126,000
Valuation allowance	(30,230,000)	(27,126,000)
Net deferred tax assets	$—	$—

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized.  We established a 100% valuation allowance due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets.  At December 31, 2012, we had useable net operating loss carryforwards of approximately $69.4 million for federal and $67.2 million for state income tax purposes available to offset future taxable income expiring through 2032 for both federal and California.  At December 31, 2012, we had useable R & D credits of approximately $332,000 for federal and $231,000 for California.  The federal credits expire through 2032 and the state credits have no expiration.  The net change in the valuation allowance during the years ended December 31, 2012 and 2011 was an increase of approximately $3,100,000 primarily due to current year losses.

Internal Revenue Code Section 382 places a limitation (the "Section 382 Limitation") on the amount of taxable income, which can be offset by net operating loss carryforwards after a change in control (generally greater than a 50% change in ownership) of a loss corporation. Generally, after a control change, a loss corporation cannot deduct operating loss carryforwards in excess of the Section 382 Limitation. Due to these "change in ownership" provisions, utilization of the net operating loss and tax credit carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods. The company has not concluded its analysis of Section 382 through December 31, 2012 but believes that these provisions will not limit the availability of losses to offset future income.

On January 1, 2007, we adopted ASC Topic 740—Income Taxes (“ASC 740”) FASB ASC 740, “Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). Due to net operating loss and research credit carryforwards, substantially all of our tax years remain open to U.S. federal and state tax examinations. We classify interest and penalties recognized pursuant to Interpretation 48 as part of income tax expense. No interest or penalties related to unrecognized tax benefits have been accrued for the year ended December 31, 2012. We anticipate our unrecognized tax benefits will increase in the next 12 months due to any additional research credits claimed.

The aggregate changes in the balance of gross unrecognized tax benefits were as follows (in thousands):

	2012	2011
Balance, beginning of year	$136,000	$123,000
Additions based on tax positions related to the current year	—	13,000
Additions for tax positions related to prior years	4,000	—
Reductions for tax positions related to prior years	—	—
Balance, end of year	$140,000	$136,000

In the event that any unrecognized tax benefits are recognized, the effective tax rate will be affected. Approximately $121,000 and $117,000 at December 31, 2012 and 2011 respectively, of unrecognized tax benefits would impact the effective rate, if recognized.

16. Commitments and Contingencies

Westinghouse License

On May 17, 2010, we entered into an exclusive worldwide agreement that permits us to manufacture, distribute and market our solar panels under the Westinghouse name. The agreement automatically renews on January 1, 2014, unless terminated by us upon written notification at least 120 days prior to termination. Future minimum payments due under this agreement are $1.0 million for the year ending December 31, 2013.

Non-Cancelable Operating Leases

The operating lease for our Campbell, California corporate office facility expires on December 31, 2013. The lease on our San Jose, California warehouse facility is month-to-month. Total rent paid for continuing operations amounted to approximately $203,000 and $200,000 for the years ended December 31, 2012 and 2011, respectively. Total rent paid for the years ended December 31, 2012 and 2011 for our discontinued installation operations amounted to approximately $90,000, offset by $23,000 in rental income, and $265,000, offset by $41,000 in rental income, respectively. During the year ended December 31, 2010, we took a non-cash charge of approximately $236,000 for future lease payments for office space in Anaheim, Clovis and San Diego, California. We do not occupy the Anaheim, Clovis and San Diego locations as a result of the discontinuation of our installation operations. Future minimum lease payments on operating leases at December 31, 2012 are as follows:

2013	$115,059
2014	—
2015	—
2016	—
2017	—
Thereafter	—
Total minimum lease payments	$115,059

Litigation

On May 1, 2012, Suntech America, Inc., a Delaware corporation (Suntech America), filed a complaint for breach of contract, goods sold and delivered, account stated and open account against us in the Superior Court of the State of California, County of San Francisco. Suntech America alleged that it delivered products and did not receive full payment from us. On July 31, 2012, we and Suntech entered into a settlement of this dispute. Because of our inability to make scheduled settlement payments, on March 15, 2013, Suntech entered a judgment against us in the amount of $946,438. As of March 28, 2013, Suntech has not sought to enforce its judgment. As of December 31, 2012, we have included in our Condensed Consolidated Balance Sheets a balance due to Suntech America of 946,438.

On December 28, 2012, we filed a complaint against Lennar Homes, LLC (Lennar) in the United States District Court for the Southern District of Florida stating claims for breach of contract under a supply agreement. As previously disclosed, Lennar had agreed to purchase solar power systems from us for residential housing Lennar was developing and constructing. Under the agreement, Lennar had a 600 home order commitment by March 1, 2012, with stated penalty amounts payable for any shortfall below that minimum. Through December 28, 2012, Lennar had only ordered and paid for solar power systems for 234 new homes.  Lennar filed a motion to dismiss the complaint which was denied by the Judge on March 6, 2013. The matter has been scheduled for trial on the Court’s two-week trial docket commencing December 29, 2013.  The parties are presently in the discovery stage and on March 6, 2013, were ordered to attend a non-binding settlement conference in front of the Magistrate Judge. The non-binding settlement conference is scheduled for April 22, 2013.

We are also involved in other litigation from time to time in the ordinary course of business. In the opinion of management, the outcome of such proceedings will not materially affect our financial position, results of operations or cash flows.

 17. Concentration of Risk in Customer and Supplier Relationships

Disruption of Supplier Relationships

Historically, we obtained virtually all of our solar panels from Suntech. On March 25, 2011, we entered into a volume supply agreement for a new generation of our solar panel products with Lightway, and in August 2011, we began purchasing solar panels from Lightway. Both Suntech and Lightway manufacture panels for us that are built to our unique specifications. We had a limited amount of remaining inventory on hand as of December 31, 2012, and although we are actively negotiating alternative sources of supply through other sources, including a CBD Energy Limited preferred supplier, the disruption and loss of our historical primary component supply relationships is severely disruptive to our operations.  In recent periods, because of our cash position and liquidity constraints, we have been late in making payments to both of our panel suppliers. On March 30, 2012, pursuant to our Supply Agreement with Lightway, we issued 1,900,000 shares of our common stock to Lightway in partial payment of our past due account payable to them. At the time of issuance, the shares were valued at $1,045,000. On May 1, 2012, Suntech America filed a lawsuit against us for breach of contract, alleging that it delivered products to us and has not received full payment, and seeking payment of approximately $990,000. On July 31, 2012, we and Suntech entered into a settlement of this dispute, which allows and requires us make payment of the account balance over time, with the unpaid balance accruing interest at 10% per annum. As of December 31 2012, we have included in our Condensed Consolidated Balance Sheets, under accounts payable, a balance due to Suntech America of $870,000, plus accrued interest of $76,438, which is included in accrued liabilities in our Condensed Consolidated Balance Sheets. We do not anticipate that our prior supplies will make and further shipments to us, which is resulting in decreased sales and revenue for us, and adversely affecting our customer relationships. We currently do not have any unshipped orders for solar panel product pending with Suntech or Lightway and we have not received any shipments of panels since April 2012.

Concentration of Risk in Customer Relationships

The relative magnitude and the mix of revenue from our largest customers have varied significantly quarter to quarter. During the year ended December 31, 2012 and 2011, three customers have accounted for significant revenues, varying by period, to our company: Lennar Corporation (Lennar), a leading national homebuilder, Lennox International Inc. (Lennox), a global leader in the heating and air conditioning markets, and Lowe’s Companies, Inc. (Lowe’s), a nationwide home improvement retail chain. For the year ended December 31, 2012 and 2011, the percentages of sales to Lennar, Lennox and Lowe’s are as follows:

	Twelve Months Ended December 31,
	2012	2011

Lennar Corporation	8.8%	21.5%
Lennox International Inc.	30.1%	20.6%
Lowe’s Companies, Inc.	7.7%	3.5%

We had no receivable balance from Lennar as of December 31, 2012 or December 31, 2011. Lennox accounted for 5.9% and 23.1% of our gross accounts receivable as of December 31, 2012 and 2011, respectively. Lowe’s accounted for 4.0% and 13.9% of our gross accounts receivable as of December 31, 2012 and 2011, respectively.

We maintain reserves for potential credit losses and such losses, in the aggregate, have generally not exceeded management’s estimates. Our top three vendors accounted for approximately 36.1% and 61.3% of materials purchased during the years ended December 31, 2012 and 2011, respectively. At December 31, 2012, accounts payable included amounts owed to these top three vendors of approximately $960,000. At December 31, 2011, accounts payable included amounts owed to the top three vendors of approximately $3.3 million.

18. Employee Benefit Plan

On December 14, 2007, the Board of Directors approved the 401(k) profit sharing plan (the “401(k) Plan”) effective January 1, 2008. Employees began deferring a portion of their compensation into the 401(k) Plan commencing on January 1, 2008. In 2011, we began making matching contributions equal to 10% of the employee contribution. For the year ended December 31, 2012, there was no accrual relating to this matching contribution. For the year ended December 31, 2011, approximately $13,000 was included in accrued liabilities related to this matching contribution.

19. Subsequent Events

On January 24, 2013, we provided to the Purchasers of our Series C Preferred Stock a draw down notice under the Purchase Agreement. The Purchasers agreed to accept the new draw down notice and thereby extend our right to exercise a “put” to sell additional Series C Preferred beyond the Securities Purchase Agreement’s prior expiration date of December 31, 2012. As a result of the draw down, we sold an aggregate of 75 additional shares of Series C Preferred to the Purchasers for aggregate proceeds of $75,000. Based on the closing price of our common stock as reported on the OTCQB Marketplace on January 24, 2013 (which was $0.05 per share), the 75 shares of Series C Preferred to be issued pursuant to the draw down would be convertible into 1,500,000 shares of our common stock.

As a result of the January 24, 2013 draw down notice, pursuant to the terms of the outstanding Series B 4% Convertible Preferred Stock (the “Series B Preferred”), the conversion price of the Series B Preferred was reduced from $0.08 per share of common stock to become equal to $0.05, and the conversion price of the Series C Preferred issued under the initial closing was reduced from $0.08 per share of common stock to become equal to $0.05. As a result of the contingent conversion feature on the Series C Preferred, which reduced the conversion price from $0.08 to $0.05 per share on the total 795 shares of Series C Preferred Stock issued and outstanding at January 24, 2013, and which resulted in an increase in the number of common shares issuable, we recognized additional preferred deemed dividends of $270,000. Since we are in an accumulated deficit position, the deemed dividend was charged against additional paid-in-capital for common shares, there being no retained earnings from which to declare a dividend. As of March 7, 2013, there were 2,209.686 shares of Series B Preferred that remain outstanding. With the January 24, 2013 draw down, and after recent conversions of our Series C Preferred, there are 310 shares of Series C Preferred that remain outstanding. After adjustment to the conversion prices as a result of the January 24th draw down, the outstanding Series B Preferred and Series C Preferred would be convertible into 39,774,348 shares and 6,200,000 shares, respectively, of our common stock.

On February 15, 2013, we entered into a securities purchase agreement with certain institutional accredited investors (the “Purchasers”) relating to the sale and issuance of up to 1,000 shares of our newly created Series D 8% Convertible Preferred Stock (Series D Preferred) at a price per share equal to the stated value, which is $1,000 per share, for aggregate proceeds of up to $1,000,000. At the initial closing, concurrent with entering the agreement, we issued 150 shares of Series D Preferred, for initial aggregate proceeds of $150,000. After the initial closing, the Securities Purchase Agreement permits the purchasers to exercise a “call” right to purchase additional Series D Preferred in multiple draw downs from time to time until December 31, 2013, subject to certain limits, terms and conditions. Subsequently, on March 21, 2013, we issued 167 shares of Series D Preferred for aggregate proceeds of $100,000.

Andalay Solar, Inc.
Condensed Consolidated Balance Sheets
	September 30, 2013	December 31, 2012
Assets
Current assets:
Cash	$379,476	$127,385
Accounts receivable, net	33,779	365,845
Other receivables	42	121,990
Inventory, net	1,056,941	995,713
Prepaid expenses and other current assets	223,352	420,108
Assets of discontinued operations	—	10,896
Total current assets	1,693,590	2,041,937
Property and equipment, net	19,094	46,877
Patents, net	1,273,813	1,329,046
Other assets, net	156,067	183,258
Assets of discontinued operations – long-term	200,000	200,000
Total assets	$3,342,564	$3,801,118

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ (Deficit)
Current liabilities:
Accounts payable	$4,305,865	$3,329,537
Accrued liabilities	67,853	488,956
Accrued warranty	331,390	329,680
Common stock warrant liability	—	9
Credit facility	350,000	—
Capital lease obligations – current portion	1,288	4,385
Liabilities of discontinued operations	990,933	1,052,819
Total current liabilities	6,047,329	5,205,386

Capital lease obligations, less current portion	—	328
Convertible note – long term	201,363	—
Total liabilities	6,248,692	5,205,714

Commitments and contingencies (Note 17)

Series C convertible redeemable preferred stock, $0.001 par value; 97 and 800 shares issued and outstanding on September 30, 2013 and December 31, 2012, respectively	180,468	983,747

Series D convertible redeemable preferred stock, $0.001 par value; 950 and 0 shares issued and outstanding on September 30, 2013 and December 31, 2012, respectively	1,024,952	—

Stockholders’ deficit:
Series B convertible redeemable preferred stock, $0.001 par value; 823 and 2,243 shares issued and outstanding on September 30, 2013 and December 31, 2012, respectively	265,362	741,171
Common stock, $0.001 par value; 500,000,000 shares authorized; 91,931,852 and 26,924,643 shares issued and outstanding at September 30, 2013 and December 31, 2012, respectively (Note 1)	91,932	26,925
Additional paid-in capital	78,298,140	76,455,054
Accumulated deficit	(82,766,982)	(79,611,493)
Total stockholders’ deficit	(4,111,548)	(2,388,343)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$3,342,564	$3,801,118

 The accompanying notes are an integral part of these condensed consolidated financial statements.

Andalay Solar, Inc.
Condensed Consolidated Statements of Comprehensive Loss
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012

Net revenue	$156,630	$838,446	$367,870	$4,469,997
Cost of goods sold	167,891	1,063,538	407,359	4,486,541
Gross loss	(11,261)	(225,092)	(39,489)	(16,544)
Operating expenses
Sales and marketing	201,590	536,463	804,048	1,627,166
General and administrative	595,241	1,458,468	1,816,338	5,185,762
Total operating expenses	796,831	1,994,931	2,620,386	6,812,928
Loss from continuing operations	(808,092)	(2,220,023)	(2,659,875)	(6,829,472)
Other income (expense)
Interest income (expense), net	(1,367)	(36,433)	(6,730)	(71,219)
Adjustment to the fair value of common stock warrants	—	8,972	9	(417,668)
Other income	—	—	420,000	—
Total other income (expense), net	(1,367)	(27,461)	413,279	(488,887)
Loss before provision for income taxes and discontinued operations	(809,459)	(2,247,484)	(2,246,596)	(7,318,359)
Provision for income taxes	—	—	—	—
Net loss from continuing operations	(809,459)	(2,247,484)	(2,246,596)	(7,318,359)
Net income from discontinued operations, net of tax (Note 3)	3,200	8,932	10,797	31,905
Net loss	(806,259)	(2,238,552)	(2,235,799)	(7,286,454)
Preferred stock dividend	(28,980)	(75,331)	(124,509)	(117,618)
Preferred deemed dividend	(501,304)	—	(875,304)	—
Net loss attributable to common stockholders	$(1,336,543)	$(2,313,883)	$(3,235,612)	$(7,404,072)

Net loss attributable to common stockholders per common and common equivalent share (basic and diluted)	$(0.02)	$(0.11)	$(0.06)	$(0.40)

Weighted average shares used in computing loss per common share: (basic and diluted)	81,746,372	19,883,887	56,695,767	18,163,851

The accompanying notes are an integral part of these condensed consolidated financial statements.

Andalay Solar, Inc.
Condensed Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(Unaudited)

	Series C Convertible Redeemable Preferred Stock		Series D Convertible Redeemable Preferred Stock		Series B Convertible Redeemable Preferred Stock		Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Stockholders' Equity (Deficit)
Balance at January 1, 2013	800	$983,747	—	$—	2,243	$741,171	26,924,643	$26,925	$76,455,054	$(79,611,493)	$(2,388,343)
Issuance of Series C convertible redeemable preferred stock for cash	75	75,000	—	—	—	—	—	—	—	—	—
Issuance of Series D convertible redeemable preferred stock for cash, net	—	—	950	475,000	—	—	—	—	—	—	—
Return of Series D convertible redeemable preferred stock	—	—	(200)	(80,123)	—	—	—	—	—	80,123	80,123
Issuance of Series D convertible redeemable preferred stock for payment of financial advisor fees	—	—	230	210,000	—	—	—	—	—	—	—
Preferred deemed dividend	—	410,227	—	465,077	—	—	—	—	—	(875,304)	(875,304)
Conversion of Series B Convertible Redeemable preferred stock to common stock	—	—	—	—	(1,420)	(475,809)	42,277,814	42,278	433,531	—	—
Conversion of Series C Convertible Redeemable preferred stock to common stock	(778)	(1,288,506)	—	—	—	—	17,977,766	17,978	1,270,528	—	1,288,506
Conversion of Series D Convertible Redeemable preferred stock to common stock	—	—	(30)	(45,002)	—	—	1,500,000	1,500	43,502	—	45,002
Convertible Redeemable Preferred Stock dividends paid in common stock	—	—	—	—	—	—	3,276,647	3,277	121,232	(124,509)	—
Placement agent and registration fees and other direct costs	—	—	—	—	—	—	—	—	(55,919)	—	(55,919)
Grants of restricted stock, net of forfeitures and upon exercise or expiration of warrants	—	—	—	—	—	—	(25,018)	(26)	(276)	—	(302)
Stock-based compensation	—	—	—	—	—	—	—	—	30,488		30,488
Net loss	—	—	—	—	—	—	—	—	—	(2,235,799)	(2,235,799)
Balance at September 30, 2013	97	$180,468	950	$1,024,952	823	$265,362	91,931,852	$91,932	$78,298,140	$(82,766,982)	$(4,111,548)

The accompanying notes are an integral part of these condensed consolidated financial statements.

 Andalay Solar, Inc.
Condensed Consolidated Statements of Cash Flows
 (Unaudited)
	Nine Months Ended September 30,
	2013	2012
Cash flows from operating activities
Net loss	$(2,235,799)	$(7,286,454)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation	27,784	120,345
Amortization	83,969	39,844
Bad debt expense	89,325	476,258
Inventory impairment	—	271,269
Unrealized (gain) loss on fair value adjustment of common stock warrants	(9)	417,668
Non-cash stock-based compensation expense	30,488	570,402
Changes in assets and liabilities:
Accounts receivable	242,741	710,603
Other receivables	121,948	1,816
Inventory	(61,228)	2,335,640
Prepaid expenses and other current assets	196,756	482,851
Assets of discontinued operations – short term	10,895	76,203
Assets held for sale	—	2,723
Other assets	(1,546)	(637,054)
Assets of discontinued operations – long-term	—	9,913
Accounts payable	1,186,329	452,710
Accrued liabilities and accrued warranty	(419,393)	544,003
Liabilities of discontinued operations	(61,886)	(233,061)
Net cash used in operating activities	(789,626)	(1,644,321)
Cash flows from financing activities
Borrowing on convertible note payable	201,363	—
Repayment notes payable	—	(283,252)
Borrowing (repayment) on line of credit	350,000	(39,473)
Repayments on capital lease obligations	(3,425)	(3,502)
Proceeds from redeemable preferred stock offering	550,000	—
Proceeds from securities purchase agreement	—	500,000
Proceeds from exercise of warrants	—	283,334
Payment of placement agent and registration fees and other direct costs	(55,919)	(90,754)
Employee taxes paid for vesting of restricted stock	(302)	(12,535)
Net cash provided by financing activities	1,041,717	353,818
Net increase (decrease) in cash	252,091	(1,290,503)
Cash
Beginning of period	127,385	1,346,777
End of period	$379,476	$56,274

Supplemental cash flows disclosures:
Cash paid during the period for interest	$6,759	$20,812
Supplemental disclosure of non-cash financing activity:
Conversion of preferred stock to common stock	$1,809,317	$—
Conversion of common stock warrant liability upon exercise of warrants	$—	$252,765
Return of Series D Convertible Preferred Stock	$80,123	$—
Reclassification of common stock liability upon modification of warrants	$—	$481,242
Preferred deemed dividend	$875,304	$—
Preferred stock dividends paid in common stock	$124,509	$117,618
Stock issued in satisfaction of accounts payable to investor supplier	$—	$1,045,000
Stock issued to procure inventory	$—	$97,800
Preferred stock issued for payment of financial advisor fees	$210,000	$—
The accompanying notes are an integral part of these condensed consolidated financial statements.

Andalay Solar, Inc.
Notes to Condensed Consolidated Financial Statements
September 30, 2013
(Unaudited)

1. Basis of Presentation and Description of Business

Basis of Presentation — Interim Financial Information

The accompanying condensed consolidated financial statements are unaudited and have been prepared in accordance with generally accepted accounting principles for interim financial information. They should be read in conjunction with the financial statements and related notes to the financial statements of Andalay Solar, Inc. (“we”, “us”, “our” or the “Company”), formerly Westinghouse Solar, Inc. and Akeena Solar, Inc., for the years ended December 31, 2012 and 2011 appearing in our Form 10-K. The September 30, 2013 unaudited interim consolidated financial statements included in this Quarterly Report on Form 10-Q have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and note disclosures normally included in annual financial statements filed with our Annual Report on Form 10-K have been condensed or omitted as permitted by those rules and regulations. In the opinion of management, all adjustments, consisting of normal recurring accruals, necessary for a fair statement of the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the entire year.

Description of Business

We are a designer and manufacturer of solar power systems and solar panels with integrated microinverters (which we call AC solar panels). We design, market and sell these solar power systems to solar installers and do-it-yourself customers through distribution partnerships, our dealer network and retail outlets. Our products are designed for use in solar power systems for residential and commercial rooftop customers. Prior to September 2010, we were also in the solar power installation business.

We were incorporated in February 2001 as Akeena Solar, Inc. in the State of California and elected at that time to be taxed as an S corporation. During June 2006, we reincorporated in the State of Delaware and became a C corporation. On August 11, 2006, we entered into a reverse merger transaction with Fairview Energy Corporation, Inc. (“Fairview”). Pursuant to the Merger, the stockholders of the Company received one share of Fairview common stock for each issued and outstanding share of The Company’s common stock. The Company’s common shares were also adjusted from $0.01 par value to $0.001 par value at the time of the Merger. On May 17, 2010, we entered into an exclusive worldwide license agreement with Westinghouse, Inc, which permitted us to manufacture, distribute and market solar panels under the Westinghouse name and in connection therewith, on April 6, 2011, we changed our name to Westinghouse Solar, Inc. On August 23, 2013, the license agreement with Westinghouse, Inc. was terminated and on September 19, 2013, we changed our name to our current name, Andalay Solar, Inc.

On May 7, 2012, we entered into a merger agreement with CBD Energy Limited, an Australian corporation (“CBD”). We had originally targeted completion of the merger during the third quarter of 2012, however the target date for completion had been repeatedly delayed, and the necessary registration statement had yet to be completed and filed. The uncertainty resulted in a disruption in our supply relationships, leading to a significant decline in our revenue and the implementation of significant cost reductions including the layoff of employees during the time we pursued the merger. Given the continued delays and uncertainty of whether and when the closing conditions for the merger as set for in the merger agreement will be satisfied, we terminated the merger agreement with CBD effective July 18, 2013. We are now committed to focus our attention on rebuilding our core business, expanding our current product offerings and exploring strategic opportunities.

Our Corporate headquarters is located at 1475 S. Bascom Ave., Campbell, CA 95008. Our telephone number is (408) 402-9400. Additional information about Andalay Solar is available on our website at http://www.Andalaysolar.com. The information on our web site is not incorporated herein by reference.

2. Significant Accounting Policies

Liquidity and Financial Position

We currently face challenges meeting the working capital needs of our business. Our primary requirements for working capital are to fund purchases for solar panels and microinverters, and to cover our payroll and lease expenses. For each quarter in 2013 and for each of the two years in the period ending December 31, 2012, we have incurred net losses and negative cash flows from operations. During the recent years, we have undertaken several equity and debt financing transactions to provide the capital needed to sustain our business. We have dramatically reduced our headcount and other variable expenses. In addition, we expect to incur a net loss from operations for the year ending December 31, 2013. As of September 30, 2013, we had approximately $379,000 in cash on hand.  Based on current cash projections for the remainder of 2013, we intend to address ongoing working capital needs through liquidation of remaining inventory, along with raising additional debt and equity financing.  In January 2013, our board of directors approved actions to dramatically reduce our variable operating costs, including a 12 person employee headcount reduction effective January 15, 2013, for the period through the anticipated merger closing with CBD, which merger was terminated in July 2013. No restructuring charges or severance payments were incurred.  Our revenue levels remain difficult to predict, and we anticipate that we will continue to sustain losses in the near term, and we cannot assure investors that we will be successful in reaching break-even.

During 2012, because of our cash position and liquidity constraints, we were late in making payments to both of our former panel suppliers, Suntech and Lightway. We currently have no unshipped orders from these suppliers. In May 2013, we entered into a new supply agreement for assembly of our proprietary modules with Environmental Engineering Group Pty Ltd (“EEG”), an assembler of polycrystalline modules located in Australia. In August 2013, we began receiving product from EEG and began shipping product to customers during the third calendar quarter of this year. We anticipate increased shipments to customers during the fourth quarter of 2013. We have remaining panel inventory on hand as of September 30, 2013 and anticipate receiving a final shipment of product in November 2013, fulfilling our purchase order with EEG. In September 2013, we entered into a second supply agreement for assembly of our proprietary modules with Tianwei New Energy Co, Ltd., a panel supplier located in China. We anticipate beginning to receive product from this new supplier beginning in the first quarter of 2014. Although we believe we can find alternative suppliers for solar panels manufactured to our specifications, our operations would be disrupted unless we are able to rapidly secure alternative sources of supply, our inventory and revenue could diminish significantly, causing disruption to our operations.

On August 30, 2013, we entered into a securities purchase agreement with certain institutional accredited investors relating to the sale and issuance of a convertible note in the principal amount of $200,000 that matures August 29, 2015 (the "Convertible Note").  The Convertible Note bears interest at the rate of 8% per annum compounded annually, is payable at maturity and the principal and interest outstanding under the Convertible Note are convertible into shares of our common stock, at any time after issuance, at the option of the purchaser, at a conversion price equal to $.02, subject to adjustment upon the happening of certain events, including stock dividends, stock splits and the issuance of common stock equivalents at a price below the conversion price. Subject to our fulfilling certain conditions, including beneficial ownership limits, the Convertible Note is subject to a mandatory conversion if the closing price of our common stock for any 20 consecutive days commencing six months after the issue date of the Convertible Note equals or exceeds $0.04. Unless waived in writing by the purchaser, no conversion of the Convertible Note can be effected to the extent that as a result of such conversion the purchaser would beneficially own more than 9.99% in the aggregate of our issued and outstanding common stock immediately after giving effect to the issuance of common stock upon conversion. We have the option of repaying the outstanding principal amount of the Convertible Note, in whole or in part, by paying the purchaser a sum of money equal to one hundred and twenty percent (120%) of the principal together with accrued but unpaid interest upon 30 days notice, subject to certain beneficial ownership limits. For so long as we have any obligation under the Convertible Note, we have agreed to certain restrictions regarding, among other things, incurrence of additional debt, liens, amendments to charter documents, repurchase of stock, payment of cash dividends, affiliated transactions. We are also prohibited from entering into certain variable priced agreements until the Convertible Note is repaid in full.

On September 30, 2013, we entered into a loan and security agreement with Alpha Capital Anstalt and Collateral Services, LLC to provide financing, on a discretionary basis, for one year, against our accounts receivable and inventory.  The maximum amount that can be borrowed under the Agreement is $500,000. We have the right to borrow up to 80% of our eligible accounts receivable, not in excess of $200,000, 50% of the value of our raw materials in inventory, 65% of our finished goods inventory and 95% of cash, but not in the aggregate amount in excess of $300,000.  The advances are secured by a lien on all of our assets. All advances under the agreement bear interest at a per annum rate of 12% and monthly interest shall be a minimum of $500. At the time of initial funding we paid a loan fee of 50 shares of our Series D Preferred Shares to the lender, in addition to other payments for legal fees. In addition, we paid the collateral agent an initial fee of $5,000 and have agreed to pay an administrative fee to the collateral agent of 0.5% per month of the daily balance during the preceding month or $500 whichever is less. In the event of a prepayment, we are obligated to pay a prepayment fee in an amount equal to one-half of one percent (0.5%) of $500,000. On September 30, 2013, we requested and received an initial borrowing under the Agreement totaling $350,000. Subsequently, on October 21, 2013, we requested and received an additional $100,000.

The accompanying consolidated financial statements have been prepared assuming we will continue as a going concern. Our significant operating losses, negative cash flow from operations, and challenges in rapidly securing alternative sources of supply for solar panels, raise substantial uncertainty about our ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty, and contemplate the realization of assets and the settlement of liabilities and commitments in the normal course of business. There can be no assurance that we will be able to raise additional funds on commercially reasonable terms, if at all. The current economic downturn adds uncertainty to our anticipated revenue levels and to the timing of cash receipts, which are needed to support our operations. It also worsens the market conditions for seeking equity and debt financing. As a result of our delisting from the Nasdaq Capital Market in September 2012, we are no longer eligible to file new registration statements on Form S-3, which may make it more costly and more difficult for us to obtain additional equity financing.  We currently anticipate that we will retain all of our earnings, if any, for development of our business and do not anticipate paying any cash dividends on common stock in the foreseeable future.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from sales of products is recognized when: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sale price is fixed or determinable, and (4) collection of the related receivable is reasonably assured. We recognize revenue when the solar power systems are shipped to the customer.

Cash and Cash Equivalents

We consider all highly liquid investments with maturities of three months or less, when purchased, to be cash equivalents. We maintain cash and cash equivalents which consist principally of demand deposits with high credit quality financial institutions. At certain times, such amounts exceed FDIC insurance limits. We have not experienced any losses on these investments and, as of September 30, 2013 and December 31, 2012, there were no cash equivalents.

Accounts Receivable

Accounts receivable consist of trade receivables. We regularly evaluate the collectability of our accounts receivable. An allowance for doubtful accounts is maintained for estimated credit losses, and such losses have historically been minimal and within our expectations. We consider a number of factors when estimating credit losses, including the aging of a customer’s account, creditworthiness of specific customers, historical trends and other information.

Discontinued Operations

Discontinued operations are presented and accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (“ASC”) ASC 360, “Impairment or Disposal of Long-Lived Assets,” (ASC 360). When a qualifying component of the Company is disposed of or has been classified as held for sale, the operating results of that component are removed from continuing operations for all periods presented and displayed as discontinued operations if: (a) elimination of the component’s operations and cash flows from the Company’s ongoing operations has occurred (or will occur) and (b) significant continuing involvement by the Company in the component’s operations does not exist after the disposal transaction.

On September 10, 2010, we announced that we were exiting the solar panel installation business. The exit from the installation business was essentially completed by the end of 2010, other than potential warranty payments related to past installations. (See “Manufacturer and Installation Warranties”). The exit from the installation business was therefore classified as discontinued operations for all periods presented under the requirements of ASC 360.

Manufacturer and Installation Warranties

The manufacturer directly warrants the solar panels and inverters for a range from 15 to 25 years. We warrant the balance of system components of our products against defects in material and workmanship for five years. We assist our customers in the event of a claim under the manufacturer warranty to replace a defective solar panel or inverter. The warranty liability for the material and the workmanship of the balance of system components of approximately $331,000 at September 30, 2013 and $330,000 at December 31, 2012, is included within “Accrued warranty” in the accompanying consolidated balance sheets.

The liability for our manufacturing warranty consists of the following:
	September 30, 2013 (Unaudited)	December 31, 2012
Beginning accrued warranty balance	$329,680	$217,812
Reduction for labor payments and claims made under the warranty	(1,700)	(1,723)
Accruals related to warranties issued during the period	3,410	113,591
Ending accrued warranty balance	$331,390	$329,680

We previously recorded a provision for warranty liability related to our discontinued installation operations. We provided for a 5-year or a 10-year warranty on the installation of a system and all equipment and incidental supplies other than solar panels and inverters that are covered under the manufacturer warranty. The liability for the installation warranty of approximately $991,000 at September 30, 2013 and $1 million at December 31, 2012 is included within “Liabilities of Discontinued Operations” in the accompanying condensed consolidated balance sheets. Defective solar panels or inverters are covered under the manufacturer warranty. In the event that a panel or inverter needs to be replaced, we will replace the defective item within the manufacturer’s warranty period (between 5-25 years).

Patent Costs

We capitalize external legal costs and filing fees associated with obtaining or defending our patents. Upon issuance of new patents or successful defense of existing patents, we amortize these costs using the straight line method over the shorter of the legal life of the patent or its economic life. We believe the remaining useful life we assign to these patents, approximately 11.25 years as of September 30, 2013, are reasonable. We periodically review our patents to determine whether any such cost have been impaired and are no longer being used. To the extent we are no longer using certain patents, the associated costs will be written off at that time.

Significant Accounting Policies and Estimates

There have been no material developments or changes to the significant accounting policies discussed in our 2012 Annual Report on Form 10-K or accounting pronouncements issued or adopted, except as described below.

Recently Adopted Accounting Standards

In January 2013, the FASB issued Accounting Standards Update (“ASU”) ASU No. 2013-01, which is included in ASC 210, “Balance Sheet,” “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (ASU No. 2013-01). This update clarifies that the scope of ASU 2011-11: “Disclosures about Offsetting Assets and Liabilities” applies only to derivatives accounted for under ASC 815, “Derivatives and Hedging”, included bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities lending transactions that are either offset in accordance with ASC 210-20-45 or ASC 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. ASU No. 2013-01 is effective for fiscal years and interim periods within those years, beginning on or after January 1, 2013. Entities should provide the required disclosures retrospectively for all comparative periods presented. The adoption of this guidance impacts presentation disclosures only and did  not have an impact on our consolidated financial position, results of operation or cash flows.

In February 2013, the FASB issued ASU No. 2013-02, which is included in ASC 220, “Comprehensive Income”, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU NO. 2013-02”). This update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. Generally Accepted Accounting Principles (US GAAP) to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under US GAAP that provide additional detail about those amounts. The amendments of ASU No. 2013-02 do not change the current requirements for reporting net income or other comprehensive income in financial statements. ASU No. 2013-02 is effective for fiscal years and interim periods within those years, beginning on or after December 15, 2012. Early adoption is permitted. The adoption of this guidance impacts presentation disclosures only and did not have an impact on our consolidated financial position, results of operation or cash flows.

In February 2013, the FASB issued ASU No. 2013-04, which is included in ASC 405, “Liabilities”, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date”. This update provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation with the scope of this guidance is fixed at the reporting date, except for obligations addressed within existing guidance in US GAAP. Examples of obligations within the scope to ASU No. 2013-04 include debt arrangements, other contractual obligations, and settled litigation and judicial rulings. ASU No. 2013-04 is effective for fiscal years and interim periods within those years beginning after December 5, 2013. Entities should provide the required disclosures retrospectively for all comparative periods presented. The adoption of this guidance impacts presentation disclosures only and will not have an impact on our consolidated financial position, results of operation or cash flows.

In March 2013, the FASB issued ASU No. 2013-05, which is included in ASC 830, “Foreign Currency Matters”, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (“ASU 2013-05”). This update resolves the diversity in practice regarding the release into net income of the cumulative translation adjustment upon derecognition of a subsidiary or group of assets within a foreign entity. ASU No. 2013-05 is effective for fiscal years and interim periods within those years beginning after December 5, 2013. ASU No. 2013-05 is not expected to have a material impact on our consolidated financial position, results of operation or cash flows.

3. Discontinued Operations

On September 10, 2010, we announced that we were exiting the solar panel installation business and we were expanding our distribution business to include sales of our Andalay Solar Power Systems directly to dealers in California. The exit from the installation business was essentially completed by the end of 2010. During the nine months ended September 30, 2013 and 2012, we recorded a gain from discontinued operations of approximately $11,000 and $32,000, respectively. The assets and liabilities of discontinued operations are presented separately under the captions “Assets of discontinued operations,” “Liabilities of discontinued operations” and “Long-term liabilities of discontinued operations,” respectively, in the accompanying condensed consolidated balance sheets at September 30, 2013 and December 31, 2012, and consist of the following:

Assets of discontinued operations:	September 30, 2013 (unaudited)	December 31, 2012
Accounts receivable and other receivables	$—	$1,340
Prepaid expenses and other current assets	—	—
Other assets	—	9,556
Total current assets of discontinued operations	—	10,896
Security deposit – escrow account for installation jobs	200,000	200,000
Total assets of discontinued operations	$200,000	$210,896

Liabilities of discontinued operations:	September 30, 2013 (unaudited)	December 31, 2012
Accrued liabilities	$—	$8,656
Accrued warranty	990,933	1,042,663
Deferred revenue	—	1,500
Total current liabilities	$990,933	$1,052,819

We entered into a Supply and Warranty Agreement and Master Assignment Agreement with Real Goods Solar, Inc. (Real Goods), pursuant to which Real Goods has agreed to perform certain warranty work. The terms of the agreement provide that an escrow account be established as a source of funds from which to satisfy our obligation to pay Real Goods for its fees and reimburse it for its expenses for this warranty work. In March 2011, we entered into an Escrow Agreement with Real Goods and deposited $200,000 into an escrow account. The amount is reflected in long-term assets of discontinued operations in the balance sheet. The escrow deposit will be released to us in the amount of $40,000, or one-fifth of the remaining escrow funds, per year after each of the fifth through the ninth anniversary of the escrow agreement.

4. Accounts Receivable

Accounts receivable consists of the following:
	September 30, 2013 (Unaudited)	December 31, 2012
Trade accounts	$178,070	$490,401
Less: Allowance for bad debts	(142,000)	(108,750)
Less: Allowance for returns	(2,291)	(15,806)
	$33,779	$365,845

The following table summarizes the allowance for doubtful accounts as of September 30, 2013 and December 31, 2012:

	Balance at Beginning of Period	Provisions, net	Write-Off/ Recovery	Balance at End of Period
Nine months ended September 30, 2013	$108,750	$89,325	$(56,075)	$142,000
Year ended December 31, 2012	$39,000	$485,072	$(415,322)	$108,750

5. Inventory

Inventory consists of the following:

	September 30, 2013	December 31, 2012
Finished goods	$950,831	$755,643
Work in process	106,110	240,070
	$1,056,941	$995,713

Included in inventory at September 30, 2013 is a $5,000 credit related to a pricing adjustment from a supply agreement. Included in inventory at December 31, 2012, is an $11,000 credit related to a pricing adjustment from a supply agreement.

Inventory is stated at the lower of cost (on an average basis) or market value. We determine cost based on our weighted-average purchase price and include both the costs of acquisition and the shipping costs in our inventory. We regularly review the cost of inventory against its estimated market value and record a lower of cost or market write-down to cost of goods sold, if any inventory has a cost in excess of estimated market value. During the year ended December 31, 2012, we recorded a $206,000 non-cash inventory write-down, a $65,000 write-off of accumulated inventory overhead costs and a $112,000 non-cash inventory write-off. The $206,000 write-down was an adjustment to the carrying value of our older, smaller-format solar panels and older microinverter inventory to reflect the decline in market prices compared to our original cost and the $112,000 was an inventory write-off of obsolete inventory.

6. Property and Equipment, Net

Property and equipment, net consist of the following:
	September 30, 2013 (Unaudited)	December 31, 2012
Office equipment	$522,745	$522,745
Leasehold improvements	148,759	148,759
Vehicles	17,992	17,992
	689,496	689,496
Less: Accumulated depreciation and amortization	(670,402)	(642,619)
	$19,094	$46,877

Depreciation expense for the three months ended September 30, 2013 and 2012 was approximately $8,000 and $40,000, respectively. Depreciation expense for the nine months ended September 30, 2013 and 2012 was approximately $28,000 and $120,000, respectively.

7. Accrued Liabilities

Accrued liabilities consist of the following:
	September 30, 2013 (Unaudited)	December 31, 2012
Accrued salaries, wages, benefits and bonus	$35,293	$65,581
Sales tax payable	—	877
Accrued accounting and legal fees	16,500	5,160
Customer deposit payable	—	36,540
Accrued interest	—	76,438
Royalty payable	—	262,500
Other accrued liabilities	16,060	41,860
	$67,853	$488,956

8. Note Payable and Credit Facility

Note payable

On August 30, 2013, we entered into a securities purchase agreement with certain institutional accredited investors relating to the sale and issuance of a convertible note in the principal amount of $200,000 that matures August 29, 2015 (the "Convertible Note").  The Convertible Note bears interest at the rate of 8% per annum compounded annually, is payable at maturity and the principal and interest outstanding under the Convertible Note are convertible into shares of our common stock, at any time after issuance, at the option of the purchaser, at a conversion price equal to $.02, subject to adjustment upon the happening of certain events, including stock dividends, stock splits and the issuance of common stock equivalents at a price below the conversion price. Subject to our fulfilling certain conditions, including beneficial ownership limits, the Convertible Note is subject to a mandatory conversion if the closing price of our common stock for any 20 consecutive days commencing six months after the issue date of the Convertible Note equals or exceeds $0.04. Unless waived in writing by the purchaser, no conversion of the Convertible Note can be effected to the extent that as a result of such conversion the purchaser would beneficially own more than 9.99% in the aggregate of our issued and outstanding common stock immediately after giving effect to the issuance of common stock upon conversion.

We have the option of repaying the outstanding principal amount of the Convertible Note, in whole or in part, by paying the purchaser a sum of money equal to one hundred and twenty percent (120%) of the principal together with accrued but unpaid interest upon 30 days notice, subject to certain beneficial ownership limits. For so long as we have any obligation under the Convertible Note, we have agreed to certain restrictions regarding, among other things, incurrence of additional debt, liens, amendments to charter documents, repurchase of stock, payment of cash dividends, affiliated transactions. We are also prohibited from entering into certain variable priced agreements until the Convertible Note is repaid in full.

Line of credit

On September 30, 2013, we entered into a loan and security agreement with Alpha Capital Anstalt and Collateral Services, LLC to provide financing, on a discretionary basis, for one year, against our accounts receivable and inventory.  The maximum amount that can be borrowed under the Agreement is $500,000. We have the right to borrow up to 80% of our eligible accounts receivable, not in excess of $200,000, 50% of the value of our raw materials in inventory, 65% of our finished goods inventory and 95% of cash, but not in the aggregate amount in excess of $300,000.  The advances are secured by a lien on all of our assets. All advances under the agreement bear interest at a per annum rate of 12% and monthly interest shall be a minimum of $500. At the time of initial funding we paid a loan fee of 50 shares of our Series D Preferred Shares to the lender, in addition to other payments for legal fees. In addition, we paid the collateral agent an initial fee of $5,000 and have agreed to pay an administrative fee to the collateral agent of 0.5% per month of the daily balance during the preceding month or $500 whichever is less. In the event that of a prepayment, we are obligated to pay a prepayment fee in an amount equal to one-half of one percent (0.5%) of $500,000. On September 30, 2013, we requested and received an initial borrowing under the Agreement totaling $350,000. Subsequently, on October 21, 2013, we requested and received an additional $100,000. The terms of the convertible note meet the criteria for bifurcation of an embedded derivative, however, the amount of such embedded derivative was deemed to have a de minimis value.

On February 15, 2011, we entered into a Business Financing Agreement (the "2011 Credit Facility") with Bridge Bank, National Association (“Bridge Bank”) to finance our accounts receivables. The 2011 Credit Facility provided for a credit limit of $750,000, representing the maximum amount of advances based on up to 50% of $1.5 million of gross eligible accounts receivables. The 2011 Credit Facility was terminated on August 16, 2013.

9. Stockholders’ Equity

We have 501,000,000 shares of capital stock authorized under our certificate of incorporation, consisting of 500,000,000 shares of common stock and 1,000,000 shares of preferred stock. As of September 30, 2013, we have authorized (i) 2,000 shares of Series A Convertible Preferred Stock, par value $0.001, all of which have been converted or cancelled and none of which remain outstanding, (ii) 4,000 shares of Series B 4% Convertible Preferred Stock, par value $0.001, of which 823 shares remain outstanding, (iii) 1,175 shares of our Series C 8% Convertible Preferred Stock, par value $0.001, of which 97 shares remain outstanding, and (iv) 1,150 shares of our Series D 8% Convertible Preferred Stock, par value $0.001, of which 950 shares remain outstanding.

On March 30, 2012, we entered into an amendment to the outstanding Series K warrants which removed the provision for any future price adjustment to the exercise price. See Note 12 for a discussion on the accounting treatment of these warrants.

Pursuant to the Lightway Supply Agreement, on March 30, 2012, we issued 1,900,000 shares of our common stock to Lightway. The shares were issued at $0.55 per share based on the latest closing sale price on the date of issuance. The issuance of the common stock, valued at $1,045,000, increased equity and reduced accounts payable by an equal amount.

10. Convertible Redeemable Preferred Stock and Preferred Deemed Dividend

On February 17, 2011, we entered into a securities purchase agreement with certain institutional accredited investors relating to the sale of 4,000 units at a price of $900 per unit (the “Securities Purchase Agreement”). The aggregate purchase price for the Securities was $3,600,000, less $532,000 in issuance costs. As of September 30, 2013, 3,177 shares of Series B Preferred stock had been converted into 43,430,415 shares of common stock.

The Certificate of Designation to create the Series B Preferred includes certain negative covenants regarding indebtedness and other matters, and includes provisions under which the holders of the Series B Preferred are entitled to demand redemption for cash upon specified triggering events. The Series B Preferred bears dividends at the rate 4% per year for the first year, and 8% per year thereafter, payable in stock or in cash at our election, subject to certain restrictions.

On October 18, 2012, we filed with the Secretary of State of the State of Delaware a Certificate of Designation creating and specifying the rights of our Series C Preferred Stock. The number of shares designated Series C Preferred Stock is 1,750 (which shall not be subject to increase without the written consent of the holders of a majority of such series of preferred stock). Each share of Series C Preferred has a par value of $0.001 per share and a stated value equal to $1,000, subject to increase under certain circumstances. Each share of Series C Preferred is convertible, at any time at the option of the holder thereof, into shares of our common stock determined by dividing the stated value per share of our Series C Preferred by the closing price per share of our common stock as reported on the OTCQB Marketplace (OTCQB) on October 18, 2012, which was $0.155. The conversion price is subject to further adjustments as set forth in the Series C Certificate of Designation.

The holders of our Series C Preferred are entitled to receive, and we are obligated to pay, cumulative dividends at the rate per share (as a percentage of the stated value per share) of 8% per annum, payable quarterly on March 31, June 30, September 30 and December 31. Dividends are payable in cash or in shares of newly issued common stock, depending on whether we have cash available for lawful payment of dividends and whether we satisfy certain conditions for the alternative to pay the dividends in shares.

Our Series C Preferred generally is non-voting, provided that our holders of Series C Preferred have rights of approval with regard to amendments to our Certificate of Incorporation or to the Certificate of Designation that would adversely affect the rights of our Series C Preferred. Our Series C Preferred provides for a number of negative covenants applicable to us, including restrictions on the amount of our indebtedness (generally, to an amount not to exceed $5 million) and related liens, and restrictions on our use of cash to redeem or to pay dividends with respect to our common stock or other junior securities. In various “triggering event” circumstances set forth in the Series C Certificate of Designation, the holders of our Series C Preferred have rights to demand the redemption of their shares, for cash or for shares of our common stock, depending on the nature of the triggering event.

On October 18, 2012, we entered into a securities purchase agreement with certain institutional accredited investors relating to the sale and issuance of up to 1,245 shares of our newly created Series C Preferred Stock, for aggregate proceeds of up to $1,245,000.  At the initial closing, we sold and issued 750 shares of Series C Preferred, for initial aggregate proceeds of $750,000. On November 2, 2012, we provided to the purchasers of our Series C Preferred Stock a draw down notice under the Purchase Agreement. As a result of the draw down, we sold an aggregate of 350 additional shares of our Series C Preferred to the purchasers for aggregate proceeds of $350,000.  Based on the closing price of our common stock as reported on the OTCQB Marketplace (OTCQB) on November 2, 2012 (which was $0.08 per share), the 350 shares of Series C Preferred issued pursuant to the draw down was convertible into 4,375,000 shares of our common stock. As a result of the contingent conversion feature on the Series C Preferred, which reduced the conversion price from $0.155 to $0.08 per share on the total 750 shares of Series C Preferred Stock issued and outstanding at November 2, 2012, and which resulted in an increase in the number of common shares issuable, we recognized a preferred deemed dividend of $363,000.

Effective October 18, 2012, we amended our Series B Certificate of Designation to reduce the “Floor Price” limitation related to the conversion rights of the Series B Preferred Stock from $0.10 to $0.01 per share.

On January 24, 2013, we provided to the purchasers of our Series C Preferred Stock a draw down notice under the purchase agreement. The purchasers agreed to accept the new draw down notice and thereby extend our right to exercise a “put” to sell additional Series C Preferred beyond the securities purchase agreement’s prior expiration date of December 31, 2012. As a result of the draw down, we sold an aggregate of 75 additional shares of Series C Preferred to the purchasers for aggregate proceeds of $75,000. Based on the closing price of our common stock as reported on the OTCQB Marketplace on January 24, 2013 (which was $0.05 per share), the 75 shares of Series C Preferred to be issued pursuant to the draw down would be convertible into 1,500,000 shares of our common stock. As a result of the contingent conversion feature on the Series C Preferred, which reduced the conversion price from $0.08 to $0.05 per share on the total 720 shares of Series C Preferred Stock issued and outstanding at January 24, 2013, and which resulted in an increase in the number of common shares issuable, we recognized additional preferred deemed dividends of $270,000.

As a result of the January 24, 2013 draw down notice, pursuant to the terms of the outstanding Series B Preferred Stock, the conversion price of the Series B Preferred was reduced from $0.08 per share of common stock to become equal to $0.05, and the conversion price of the Series C Preferred issued under the initial closing was reduced from $0.08 per share of common stock to become equal to $0.05. As a result of the May 13, 2013 draw down notice, the price of the Series B Preferred was further reduced from $0.05 per share of common stock to become equal to $0.03, and the conversion price of the Series C Preferred was also further reduced from $0.05 per share of common stock to $0.03. As of September 30, 2013, there were 823 shares of Series B Preferred that remain outstanding. With the May 13, 2013 draw down, and after recent conversions of our Series C Preferred, there are 97 shares of Series C Preferred that remain outstanding. As a result of our August 30, 2013 financing, the conversion price of the Series B Preferred was further reduced from $0.03 per share of common stock to $0.02 and the conversion price of the Series C Preferred was also further reduced from $0.03 per share of common stock to $0.02. After adjustment to the conversion prices as a result of the August 30, 2013 financing, the outstanding Series B Preferred and Series C Preferred would be convertible into 37,020,234 shares and 4,833,350 shares, respectively, of our common stock.

On February 15, 2013, we entered into a securities purchase agreement with an institutional accredited investor relating to the sale and issuance of up to 1,150 shares of our newly created Series D Preferred Stock at a price per share equal to the stated value, which is $1,000 per share, for aggregate proceeds of up to $1,000,000. At the initial closing, concurrent with entering the agreement, we issued 150 shares of Series D Preferred, for initial aggregate proceeds of $150,000. After the initial closing, the securities purchase agreement permits the purchaser to exercise a “call” right to purchase additional Series D Preferred in multiple draw downs from time to time until December 31, 2013, subject to certain limits, terms and conditions. In March 2013, the Company and investors entered into a letter agreement to the securities purchase agreement dated as of February 15, 2013, modifying the number of shares of Series D Preferred Stock to be issued upon settlement of any purchaser draw downs made on or after March 18, 2013, equal to the purchaser investment amount divided by the stated value multiplied by a number agreed upon by the Company and the purchaser, which shall not be higher than 1.67.  Subsequently, on March 21, 2013, we issued 167 shares of Series D Preferred for aggregate proceeds of $100,000. On May 13, 2013, the Company and investors entered into a letter agreement amendment to the securities purchase agreement dated as of February 15, 2013, modifying the number of shares of Series D Preferred Stock that may be issued upon draw downs made on or after May 13, 2013, equal to the purchaser investment amount divided by the stated value multiplied by a number agreed upon by the Company and the purchaser, which shall not be higher than 3.34. The corresponding conversion price into underlying shares of our common stock is $0.03 per share. On May 13, 2013, we issued 583 shares of Series D Preferred to an investor for aggregate proceeds of $175,000. As a result of the contingent conversion feature on the Series C Preferred, which reduced the conversion price from $0.05 to $0.03 per share on the total 260 shares of Series C Preferred Stock issued and outstanding at May 13, 2013, and which resulted in an increase in the number of common shares issuable, we recognized additional preferred deemed dividends of $104,000. On August 30, 2013, we entered into an agreement to sell $200,000 in convertible notes. As a result of the sale of these convertible notes and as a result of the contingent conversion feature on the Series C Preferred and Series D Preferred, which reduced the conversion price from $0.03 to $0.02 per share on the Series C and from $0.10 to $0.02 per share on the Series D on the total 147 shares and 930 shares, respectively, of Series C Preferred Stock and Series D Preferred Stock issued and outstanding at August 30, 2013, and which resulted in an increase in the number of common shares issuable, we recognized additional preferred deemed dividends of $36,000 on the Series C Preferred Stock and $465,000 on the Series D Preferred Stock. The net loss attributable to common shareholders reflects both the net loss and the deemed dividend. As a result of the $500,000 loan and security agreement entered into on September 30, 2013, we issued to the lender 50 shares of our Series D Preferred stock for the $50,000 loan origination fee.

See Note 12 for a discussion of the accounting treatment of the stock warrant transactions described above.

11. Stock Option Plan and Stock Incentive Plan

On August 8, 2006, we adopted the Akeena Solar, Inc. 2006 Stock Incentive Plan (the “Stock Plan”) pursuant to which shares of common stock are available for issuance to employees, directors and consultants under the Stock Plan as restricted stock and/or options to purchase common stock. The Stock Plan allows for issuance of up to 50,000,000 shares and there were 48,102,924 shares available for issuance under the Stock Plan as of September 30, 2013.

Restricted stock and options to purchase common stock may be issued under the Stock Plan. The restriction period on restricted stock grants generally expires at a rate of 25% per year over four years, unless decided otherwise by our Compensation Committee. Options to purchase common stock generally vest and become exercisable as to one-third of the total amount of shares subject to the option on each of the first, second and third anniversaries from the date of grant. Options to purchase common stock generally have a 5-year term.

We use the Black-Scholes-Merton Options Pricing Model (Black-Scholes) to estimate fair value of our employee and our non-employee director stock-based awards. Black-Scholes requires various judgmental assumptions, including estimating stock price volatility, expected option life and forfeiture rates. If we had made different assumptions, the amount of our deferred stock-based compensation, stock-based compensation expense, gross margin, net loss and net loss per share amounts could have been significantly different. We believe that we have used reasonable methodologies, approaches and assumptions to determine the fair value of our common stock, and that our deferred stock-based compensation and related amortization were recorded properly for accounting purposes. If any of the assumptions we used change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

We measure compensation expense for non-employee stock-based compensation under Accounting Standards Codification (ASC) 505-50, “Equity-Based Payments to Non-Employees.” The fair value of the option issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The estimated fair value is measured utilizing Black-Scholes using the value of our common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete (generally the vesting date). The fair value of the equity instrument is charged directly to expense and additional paid-in capital.

We recognized stock-based compensation expense of approximately $107,000 and $130,000 during the three months ended September 30, 2013 and 2012, respectively, and $240,000 and $570,000 during the nine months ended September 30, 2013, respectively, relating to compensation expense calculated based on the fair value at the time of grant for restricted stock and based on Black-Scholes for stock options granted under the Stock Plan.

The following table sets forth a summary of restricted stock activity for the nine months ended September 30, 2013:

	Number of Restricted Shares	Weighted-Average Grant Date Fair Value
Outstanding and not vested beginning balance at January 1, 2013	48,073	$2.50
Granted	—	$—
Forfeited/cancelled	(21,798)	$2.46
Released/vested	(9,386)	$2.74
Outstanding and not vested at September 30, 2013	16,889	$2.43

Restricted stock is valued at the grant date fair value of the common stock and expensed over the requisite service period or vesting period. We estimate forfeitures when recognizing stock-based compensation expense for restricted stock, and the estimate of forfeitures is adjusted over the requisite service period should actual forfeitures differ from such estimates. At September 30, 2013 and December 31, 2012, there was approximately $32,000 and $96,000, respectively, of unrecognized stock-based compensation expense associated with the granted but unvested restricted stock. Stock-based compensation expense relating to these restricted shares is being recognized over a weighted-average period of 1.2 years. The total fair value of shares vested during the nine months ended September 30, 2013 and 2012, was approximately $700 and $229,000, respectively. Tax benefits resulting from tax deductions in excess of the compensation cost recognized (excess tax benefits) are classified as financing cash flows on our consolidated statements of cash flows. During the three and nine months ended September 30, 2013 and 2012, there were no excess tax benefits relating to restricted stock and therefore there is no impact on the accompanying consolidated statements of cash flows.

The following table sets forth a summary of stock option activity for the nine months ended September 30, 2013:

	Number of Shares Subject to Option	Weighted-Average Exercise Price
Outstanding at January 1, 2013	679,744	$2.75
Granted	—	$—
Forfeited/cancelled/expired	(411,040)	$3.00
Exercised	—	$—
Outstanding at March 31, 2013	268,704	$2.38
Exercisable at March 31, 2013	247,871	$2.40

Stock options are valued at the estimated fair value grant date or the measurement date and expensed over the requisite service period or vesting period. The weighted-average volatility was based upon the historical volatility of our common stock price. There were no stock options issued during the nine month period ended September 30, 2013. The fair value of stock option grants during the three and nine months ended September 30, 2012 was estimated using the Black-Scholes option-pricing model with the following assumptions:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Weighted-average volatility	—	—	—	105.5
Expected dividends	—	—	—	0.0%
Expected life	—	—	—	2.6 years
Weighted-average risk-free interest rate	—	—	—	0.4%

The weighted-average remaining contractual term for the stock options outstanding (vested and expected to vest) and exercisable as of September 30 2013 and December 31, 2012, was 2.4 years and 3.1 years, respectively. The total estimated fair value of stock options vested during the nine months ended September 30, 2013 and 2012 was approximately $45,000 and $41,000, respectively. The aggregate intrinsic value of stock options outstanding as of September 30, 2013 was zero.

We estimate forfeitures when recognizing stock-based compensation expense for stock options and the estimate of forfeitures is adjusted over the requisite service period should actual forfeitures differ from such estimates. At September 30, 2013 and December 31, 2012, there was approximately $17,000 and $127,000, respectively, of unrecognized stock-based compensation expense associated with stock options granted. Stock-based compensation expense relating to these stock options is being recognized over a weighted-average period of 0.4 years. Tax benefits resulting from tax deductions in excess of the compensation cost recognized (excess tax benefits) is classified as financing cash flows on our consolidated statements of cash flows. During the three and nine months ended September 30, 2013, there were no excess tax benefits relating to stock options and therefore there is no impact on the accompanying consolidated statements of cash flows.

12. Stock Warrants and Warrant Liability

During March 2009, in connection with an equity financing, we issued Series E Warrants to purchase 334,822 shares of common stock at an exercise price of $5.36 per share. The fair value of the warrants was estimated using Black-Scholes with the following weighted average assumptions: risk-free interest rate of 2.69%, an expected life of five years; an expected volatility factor of 112% and a dividend yield of 0.0%. The value assigned to these warrants was approximately $1.0 million, of which $1.0 million was reflected as common stock warrant liability with an offset to additional paid-in capital as of the offering close date. As of March 31, 2013, the fair value of the warrants was estimated using Black-Scholes with the following weighted average assumptions: risk-free interest rate of 0.7%, an expected life of 0.9 years; an expected volatility factor of 127.5% and a dividend yield of 0.0%. The fair value of the warrants decreased to zero as of September 30, 2013 and we recognized a $9 favorable non-cash adjustment from the change in fair value of these warrants for the nine months ended September 30, 2013.

On February 17, 2011, we entered into a securities purchase agreement and issued Series K Warrants to purchase up to 1,700,002 shares of common stock at an exercise price of $2.40 per share, which warrants are not exercisable until six months after issuance and have a term of five and one-half years. The fair value of the warrants was estimated using Black-Scholes with the following weighted-average assumptions:  risk-free interest rate of 1.4%, an expected life of 4.1 years; an expected volatility factor of 103.2% and a dividend yield of 0.0%. The estimated value of these warrants was approximately $2.6 million, of which $2.6 million was reflected as common stock warrant liability with an offset to preferred stock as of the offering close date. During the quarter ended March 31, 2012, 472,222 Series K Warrants were exercised at a price of $0.60 and total proceeds of approximately $283,000. As a result of the exercise, we recognized approximately $253,000 in the change in the estimated value assigned to the warrants as an increase to equity and a decrease to the warrant liability. On March 30, 2012, we entered into an Amendment to Securities Purchase Agreement with the holders of the remaining Series K warrants (Series K Amendment) reducing the exercise price to $0.40 and removing provisions for any future price adjustment to the exercise price. On March 30, 2012, the fair value of the warrants was estimated using Black-Scholes with the following weighted average assumptions: risk-free interest rate of 0.5%, an expected life of 3.0 years; an expected volatility factor of 109.3% and a dividend yield of 0.0%. The fair value of the warrants increased to approximately $481,000 as of March 30, 2012 and we recognized a $425,000 unfavorable non-cash adjustment from the change in fair value of these warrants for the three months ended March 31, 2012. As a result of the Series K Amendment, the fair value of the warrants of approximately $481,000 was reclassified from warrant liability to equity.

As of September 30, 2013, we have 3,398,045 warrants outstanding at a weighted-average exercise price of $1.36. During the nine months ended September 30, 2013, there was no activity in our outstanding warrants.

13. Earnings Per Share

On January 1, 2009, we adopted ASC 260 (formerly Financial Accounting Standards Board Staff Position (FSP) Emerging Issues Task Force (EITF) 03-6-1) (ASC 260), Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (the “Staff Position”), which states that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are considered participating securities and shall be included in the computation of net income (loss) per share pursuant to the two-class method described in ASC 260 (formerly Statement of  Financial Accounting Standards (SFAS) No. 128), Earnings Per Share.

In accordance with the Staff Position, basic net income (loss) per share is computed by dividing net income (loss), excluding net income (loss) attributable to participating securities, by the weighted average number of shares outstanding less the weighted average unvested restricted shares outstanding. Diluted net income (loss) per share is computed by dividing net income (loss), excluding net income (loss) attributable to participating securities, by the denominator for basic net income (loss) per share and any dilutive effects of stock options, restricted stock, convertible notes and warrants.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Basic:
Numerator:
Net loss	$(806,259)	$(2,238,552)	$(2,235,799)	$(7,286,454)
Less: Net loss allocated to participating securities	169	32,415	801	144,349
Net loss attributable to stockholders	(806,090)	(2,206,137)	(2,234,998)	(7,142,105)
Preferred stock dividend	(28,980)	(75,331)	(124,509)	(117,618)
Preferred deemed dividend	(501,304)	—	(875,304)	—
	$(1,336,374)	$(2,281,468)	$(3,234,811)	$(7,259,723)
Denominator:
Weighted-average shares outstanding	81,763,478	20,176,051	56,716,084	18,536,062
Weighted-average unvested restricted shares outstanding	(17,106)	(292,164)	(20,317)	(367,211)
Denominator for basic net loss per share	81,746,372	19,883,887	56,695,767	18,168,851

Basic net loss per share attributable to common stockholders	$(0.02)	$(0.11)	$(0.06)	$(0.40)

Diluted:
Numerator:
Net loss	$(806,259)	$(2,238,552)	$(2,235,799)	$(7,286,454)
Less: Net loss allocated to participating securities	169	32,415	801	144,349
Net loss attributable to stockholders	(806,090)	(2,206,137)	(2,234,998)	(7,142,105)
Preferred stock dividend	(28,980)	(75,331)	(124,509)	(117,618)
Preferred deemed dividend	(501,304)	—	(875,304)	—
	$(1,336,374)	$(2,281,468)	$(3,234,811)	$(7,259,723)
Denominator:
Denominator for basic calculation	81,746,372	19,883,887	56,695,767	18,168,851
Weighted-average effect of dilutive stock options	—	—	—	—
Denominator for diluted net loss per share	81,746,372	19,883,887	56,695,767	18,168,851

Diluted net loss per share attributable to common stockholders	$(0.02)	$(0.11)	$(0.06)	$(0.40)

The following table sets forth potential shares of common stock at the end of each period presented that are not included in the calculation of diluted net loss per share because to do so would be anti-dilutive:

	September 30, 2013	December 31, 2012
Stock options outstanding	268,704	679,744
Unvested restricted stock	16,889	48,073
Warrants to purchase common stock	3,398,045	3,398,045
Preferred stock convertible into common stock	89,353,584	35,230,263

14. Concentration of Risk

Supplier Relationships

Historically, we obtained virtually all of our solar panels from Suntech and Lightway. During 2012, because of our cash position and liquidity constraints, we were late in making payments to both of these suppliers. On March 30, 2012, pursuant to our Supply Agreement with Lightway, we issued 1,900,000 shares of our common stock to Lightway in partial payment of our past due account payable to them. At the time of issuance, the shares were valued at $1,045,000. On May 1, 2012, Suntech filed a complaint for breach of contract, goods sold and delivered, account stated and open account against us in the Superior Court of the State of California, County of San Francisco. Suntech alleged that it delivered products and did not receive full payment from us. On July 31, 2012, we and Suntech entered into a settlement of this dispute. Because of our inability to make scheduled settlement payments, on March 15, 2013, Suntech entered a judgment against us in the amount of $946,438. As of September 30, 2013, Suntech has not sought to enforce its judgment. As of September 30, 2013, we have included in our Condensed Consolidated Balance Sheets a balance due to Suntech America of $946,438. We currently have no unshipped orders from Suntech or Lightway.

In May 2013, we entered into a new supply agreement for assembly of our proprietary modules with Environmental Engineering Group Pty Ltd (“EEG”), an assembler of polycrystalline modules located in Australia. In August 2013, we began receiving product from EEG and began shipping product to customers during the third calendar quarter of this year. We anticipate increased shipments to customers during the fourth quarter of 2013. We have remaining panel inventory on hand as of September 30, 2013 and anticipate receiving a final shipment of product in November 2013, fulfilling our purchase order with EEG. In September 2013, we entered into a second supply agreement for assembly of our proprietary modules with Tianwei New Energy Co, Ltd., a panel supplier located in China. We anticipate beginning to receive product from this new supplier beginning in the first quarter of 2014. Although we believe we can find alternative suppliers for solar panels manufactured to our specifications, our operations would be disrupted unless we are able to rapidly secure alternative sources of supply, our inventory and revenue could diminish significantly, causing disruption to our operations.

Customer Relationships

The relative magnitude and the mix of revenue from our largest customers have varied significantly quarter to quarter. During the nine months ended September 30, 2013 and 2012, three customers have accounted for significant revenues, varying by period, to our company: Lennar Corporation (Lennar), a leading national homebuilder, Lennox International Inc. (Lennox), a global leader in the heating and air conditioning markets, and Lowe’s Companies, Inc. (Lowe’s), a nationwide home improvement retail chain. For the nine months ended September 30, 2013 and 2012, the percentages of sales to Lennar, Lennox and Lowe’s are as follows:

	Nine Months Ended September 30,
	2013	2012
Lennox International Inc.	7.7%	33.3%
Lowe’s Companies, Inc.	7.1%	8.0%
Lennar Corporation	0.0%	10.3%

We had no receivable balance from Lennar as of September 30, 2013 or December 31, 2012. Lennox accounted for 0.7% and 5.9% of our gross accounts receivable as of September 30, 2013 and December 31, 2012, respectively. Lowe’s accounted for 8.8% and 4.0% of our gross accounts receivable as of September 30, 2013 and December 31, 2012, respectively.

We maintain reserves for potential credit losses and such losses, in the aggregate, have generally not exceeded management’s estimates. Our top three vendors accounted for approximately 25% and 36% of accounts payable as of September 30, 2013 and December 31, 2012, respectively. At September 30, 2013 and December 31, 2012, accounts payable included amounts owed to our top three vendors of approximately $1.1 million and $960,000, respectively.

15. Fair Value Measurement

We use a fair-value approach to value certain assets and liabilities. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. We use a fair value hierarchy, which distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

•	Level one — Quoted market prices in active markets for identical assets or liabilities;

•	Level two — Inputs other than level one inputs that are either directly or indirectly observable; and

•	Level three — Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. We evaluate our hierarchy disclosures each quarter. Assets and liabilities measured at fair value on a recurring basis are summarized as follows:

Liabilities	Level 1	Level 2	Level 3	September 30, 2013
Fair value of common stock warrant liability	$—	$—	$—	$—
Accrued rent related to office closures	—	—	—	—
Total	$—	$—	$—	$—

Liabilities	Level 1	Level 2	Level 3	December 31, 2012
Fair value of common stock warrant liability	$—	$—	$9	$9
Accrued rent related to office closures	—	—	8,656	8,656
Total	$—	$—	$8,665	$8,665

A discussion of the valuation techniques used to measure fair value for the common stock warrants is in Note 12. The accrued rent relates to a non-cash charge for the closure of our Anaheim, California location, calculated by discounting the future lease payments to their present value using a risk-free discount rate from 0.6%. The accrued rent is included within liabilities of discontinued operations and long-term liabilities of discontinued operations in our consolidated balance sheets.

The following table shows the changes in Level 3 liabilities measured at fair value on a recurring basis for the nine months ended September 30, 2013:
	Other Liabilities*	Common Stock Warrant Liability	Total Level 3
Beginning balance – January 1, 2013	$8,656	$9	$8,665
Total realized and unrealized gains or losses	44	(9)	35
Repayments	(8,700)	—	(8,700)
Transfers out of level 3 upon exercise or conversion	—	—	—
Ending balance – September 30, 2013	$—	$—	$—

*           Represents the estimated fair value of the office closures included in accrued and other long-term liabilities.

16. Income Taxes

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial account and tax purposes in different periods. A deferred tax asset valuation allowance is recorded when it is more likely than not that deferred tax assets will not be realized. During the three months ended September 30, 2013, there was no income tax expense or benefit for federal and state income taxes in the accompanying condensed consolidated statements of operations due to our net loss and a valuation allowance on the resulting deferred tax asset. Our deferred tax asset has a 100% valuation allowance.

17. Commitments and Contingencies

Litigation

On May 1, 2012, Suntech America, Inc., a Delaware corporation (Suntech America), filed a complaint for breach of contract, goods sold and delivered, account stated and open account against us in the Superior Court of the State of California, County of San Francisco. Suntech America alleged that it delivered products and did not receive full payment from us. On July 31, 2012, we and Suntech entered into a settlement of this dispute. Because of our inability to make scheduled settlement payments, on March 15, 2013, Suntech entered a judgment against us in the amount of $946,438. As of September 30, 2013, Suntech has not sought to enforce its judgment. As of September 30, 2013, we have included in our Condensed Consolidated Balance Sheets a balance due to Suntech America of $946,438.

We are also involved in other litigation from time to time in the ordinary course of business. In the opinion of management, the outcome of such proceedings will not materially affect our financial position, results of operations or cash flows.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Campbell, state of California, on January 24, 2014.

ANDALAY SOLAR, INC.

By:	/s/ Margaret Randazzo
Margaret Randazzo, President, Chief Executive Officer, Chief Financial Officer and Principal AccountingOfficer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Margaret Randazzo	President, Chief Executive Officer, Chief Financial Officer	January 24, 2014
Margaret Randazzo

/s/ Edward Bernstein	Director	January 24, 2014
Edward Bernstein

/s/ Edward Roffman	Director	January 24, 2014
Edward Roffman

/s/ Mark Kalow	Director	January 24, 2014
Mark Kalow

/s/ Ron Kenedi	Director	January 24, 2014
Ron Kenedi